

Ronald P. O'Hanley
Chairman, President and Chief Executive Officer

April 8, 2020

Dear Shareholder:

We cordially invite you to the 2020 annual meeting of shareholders of State Street Corporation. The meeting will be held on May 20, 2020, at 9:00 a.m. Eastern Time. Due to the current Coronavirus (COVID-19) public health crisis, the annual meeting of shareholders will be conducted online via live audio webcast at *www.virtualshareholdermeeting.com/STT2020*. Holding the annual meeting of shareholders in person could pose a risk to the health and safety of our shareholders, employees and directors, and as a result, we have decided to hold the annual meeting virtually. You will be able to participate, submit questions and vote your shares electronically. The proxy statement and annual meeting provide an important opportunity for us to communicate with you as shareholders, and for you to communicate with us, on important topics such as our performance, corporate governance, the effectiveness of the Board of Directors and executive compensation. Details regarding virtual admission to the meeting and the business to be conducted are more fully described in the accompanying notice of annual meeting and proxy statement. Whether or not you plan to attend the meeting online, please carefully review the enclosed proxy statement together with the annual report that accompanies it and then cast your vote. We urge you to vote regardless of the number of shares you hold. To be sure that your vote will be received in time, please cast your vote by your choice of available means at your earliest convenience. Your vote is very important to us.

We look forward to the annual meeting. Your continued interest in State Street is very much appreciated.

Sincerely,

Ronald P. O'Hanley

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900



April 8, 2020

NOTICE OF STATE STREET CORPORATION 2020 ANNUAL MEETING OF SHAREHOLDERS

Date	May 20, 2020
Time	9:00 a.m., Eastern Time
Location	Virtual annual meeting of shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2020*
Purpose	1. To elect 11 directors
	2. To approve an advisory proposal on executive compensation
	3. To ratify the selection of Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2020
	4. To act upon such other business as may properly come before the meeting and any adjournments thereof
Record Date	The directors have fixed the close of business on March 11, 2020, as the record date for determining shareholders entitled to notice of and to vote at the meeting.
Meeting Admission	If you wish to attend the annual meeting online, please enter the 16-digit control number included in your notice of Internet availability of the proxy materials or your proxy card, or by following the voting instructions that accompanied your proxy materials. A list of our registered holders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2020*. To access such list of registered holders beginning April 10, 2020 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.
Voting by Proxy	Please submit a proxy card or, for shares held in "street name" through a broker, bank or nominee, a voting instruction form, as soon as possible, so your shares can be voted at the meeting. You may submit your proxy card or voting instruction form by mail. If you are a registered shareholder, you may also vote electronically by telephone or over the Internet by following the instructions included with your proxy card or notice of Internet availability of proxy materials. If your shares are held in "street name," you will receive instructions for the voting of your shares from your broker, bank or other nominee, which may permit telephone or Internet voting. Follow the instructions on the voting instruction form or notice of Internet availability of proxy materials that you receive from your broker, bank or other nominee to ensure that your shares are properly voted at the annual meeting.

By Order of the Board of Directors,

Jeffrey N. Carp
Secretary

STATE STREET CORPORATION

One Lincoln Street, Boston, Massachusetts 02111

Proxy Statement
Summary Information

2020 Annual Meeting of Shareholders

Date: **May 20, 2020**

Time: **9:00 a.m., Eastern Time**

Location: **Virtual annual meeting of shareholders conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2020***

Record date: **March 11, 2020**

The proxy statement and annual report, and the means to vote electronically prior to the annual meeting, are available at *www.proxyvote.com*. To view this material, you must have available the 16-digit control number located on the notice mailed beginning on April 8, 2020, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

More information about the annual meeting is described under the heading "General Information About the Annual Meeting."

Voting Matters and Recommendations

Item	Board Recommendation
Election of Directors (see "Item 1—Election of Directors")	**FOR** Each Director
Advisory Proposal on 2019 Executive Compensation (see "Item 2—Approval of Advisory Proposal on Executive Compensation")	**FOR**
Ratification of Ernst & Young LLP as Independent Registered Public Accounting Firm for 2020 (see "Item 3—Ratification of the Selection of the Independent Registered Public Accounting Firm")	**FOR**

The following summary provides general information about State Street Corporation, referred to as State Street or the Company, and highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider when deciding how to vote your shares. For further and more detailed information on the matters referenced below, prior to casting your vote, please carefully review the entire proxy statement and our 2019 annual report on Form 10-K. Our 2019 annual report on Form 10-K accompanies this proxy statement and was previously filed with the Securities and Exchange Commission, or SEC.

About State Street

State Street Corporation is a financial holding company organized in 1969 under the laws of the Commonwealth of Massachusetts. State Street provides financial and managerial support to our legal and operating subsidiaries. Through our subsidiaries, including our principal banking subsidiary, State Street Bank and Trust Company, we provide a broad range of financial products and services to institutional investors worldwide. We refer to State Street Bank and Trust Company as State Street Bank or the Bank.

As of December 31, 2019, we had consolidated total assets of $245.61 billion, consolidated total deposits of $181.87 billion, consolidated total shareholders' equity of $24.43 billion and over 39,000 employees. We operate in more than 100 geographic markets worldwide, including the U.S., Canada, Europe, the Middle East and Asia.

We are a leader in providing financial services and products to meet the needs of institutional investors worldwide, with $34.36 trillion of assets under custody and/or administration and $3.12 trillion of assets under management as of December 31, 2019. Our clients include mutual funds, collective investment funds and other investment pools, corporate and public retirement plans, insurance companies, foundations, endowments and investment managers.

2019 began with significant industry challenges, including financial market weakness, falling interest rates and increased client fee pricing pressure, and our GAAP-basis revenue, pre-tax margin, diluted earnings per share (EPS) and return on average common equity (ROE) all decreased in 2019 from 2018. In the face of these headwinds, we acted aggressively to stabilize revenues and reduce expenses and made progress on key business objectives. Actions included:

* strengthening our value proposition to clients, including the ongoing build-out of our front-to-back State Street Alpha[SM] platform

* successfully executing a firm-wide expense savings program that exceeded initial targets and resulted in approximately $415 million in gross expense savings during 2019

* reorganized the leadership of our multi-regional international business under a single executive to further our growth objectives

Due to these actions and the steady recovery of U.S. average market levels in 2019, **our financial results in the second half of the year improved relative to the first half of the year**. On a GAAP basis, second half total revenue increased by approximately 3%, total fee revenue was up approximately 2% and EPS increased approximately 7% relative to the first half of the year. With regard to risk management performance, we made progress on initiatives to improve our financial risk posture, but did not achieve desired non-financial risk improvement. While we know more is required for us to advance our overall performance, we are nonetheless confident in the trajectory of our business and focused on continuing to improve our performance. The performance metrics used in our executive compensation programs are linked to the below financial results presented on a non-GAAP basis.

Financial Performance

Consolidated Financial Performance, excluding notable items, non-GAAP[(1)]

($ In millions, except per share data)	2019	2018	Change
Total fee revenue	$9,147	$9,462	(3.3)%
Total revenue	11,712	12,139	(3.5)%
Expenses	8,675	8,625	0.6%
Pre-tax margin	25.8%	28.8%	(300) bps
EPS	6.17	7.21	(14.4)%
ROE	10.8%	13.7%	(290) bps

($ In millions, except per share data)	2H 2019	1H 2019	Change
Total fee revenue	$ 4,627	$ 4,520	2.4%
Total revenue	5,907	5,805	1.8%
Expenses	4,263	4,412	(3.4)%
Pre-tax margin	27.7%	23.9%	380 bps
EPS	3.48	2.69	29.4%
ROE	11.9%	9.7%	220 bps

(1) Financial results are presented on a non-GAAP basis. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. For a reconciliation of non-GAAP measures presented in this proxy statement, see *Appendix C.*

State Street's 2019 performance is reviewed in greater detail, along with relevant risks associated with our businesses, results of operations and financial condition, in our 2019 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Director Nominees

We believe that our Board members should have complementary skills and qualifications that form a depth of broad and diverse experiences. We are intent on maintaining the Company's reputation for quality, integrity and high ethical standards and seek director nominees who have had substantial achievement in their personal and professional pursuits and possess the talent, experience and integrity necessary to effectively oversee our businesses and strategy and enhance long-term shareholder value. Based on these desired attributes, the Board has nominated the following 11 director nominees for election at the 2020 annual meeting of shareholders.

Director Nominee	Principal Occupation	Other Public Company Boards (#)	State Street Board Roles and Memberships
Marie A. Chandoha*△ Director Since 2019	Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc.	None	• Examining and Audit Committee • Technology and Operations Committee
Patrick de Saint-Aignan* Director Since 2009	Retired Managing Director and Advisory Director, Morgan Stanley	None	• Examining and Audit Committee • Executive Committee • Risk Committee (Chair)
Lynn A. Dugle* Director Since 2015	Retired Chief Executive Officer and Chairman, Engility Holdings, Inc.	2	• Examining and Audit Committee • Executive Committee • Technology and Operations Committee (Chair)
Amelia C. Fawcett* Director Since 2006	Chairman, Kinnevik AB	1	• Lead Director • Executive Committee • Human Resources Committee
William C. Freda* Director Since 2014	Retired Senior Partner and Vice Chairman, Deloitte, LLP	None	• Examining and Audit Committee (Chair) • Executive Committee • Risk Committee
Sara Mathew* Director Since 2018	Retired Chairman and Chief Executive Officer, The Dun & Bradstreet Corporation	2	• Nominating and Corporate Governance Committee • Risk Committee
William L. Meaney* Director Since 2018	President, Chief Executive Officer and Director, Iron Mountain Inc.	1	• Human Resources Committee • Technology and Operations Committee
Ronald P. O'Hanley Director Since 2019	Chairman, President and Chief Executive Officer, State Street Corporation	1	• Chairman • Executive Committee (Chair) • Risk Committee • Technology and Operations Committee
Sean O'Sullivan* Director Since 2017	Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc	None	• Risk Committee • Technology and Operations Committee
Richard P. Sergel* Director Since 1999	Retired President and Chief Executive Officer, North American Electric Reliability Corporation	1	• Examining and Audit Committee • Executive Committee • Human Resources Committee (Chair) • Nominating and Corporate Governance Committee
Gregory L. Summe* Director Since 2001	Managing Partner and Founder, Glen Capital Partners, LLC	1	• Executive Committee • Human Resources Committee • Nominating and Corporate Governance Committee (Chair)

*=Independent   △=First-Time Nominee

Corporate Governance Summary

Our Board is committed to strong corporate governance practices and is intent on maintaining State Street's reputation for quality, integrity and high ethical standards. In addition to adhering to the Investor Stewardship Group's Corporate Governance Framework, as highlighted in *Appendix B*, the following summarizes our corporate governance standards:



Board of Directors

- 10 of 11 director nominees are independent

- Annual director elections

- Annual assessment of effectiveness and qualifications of each director nominee

- 36% of director nominees are women

- Active independent Lead Director elected annually by all independent directors

- Board and committees meet regularly in executive session without management present

- At least 75% attendance by each director at Board and committee meetings



Shareholders Rights and Engagement

- Directors are elected by a majority of votes cast in uncontested election and by plurality vote in contested elections

- Active shareholder engagement program

- No poison pill

- Proxy access by-law allows shareholders to include director nominees in State Street's proxy materials

- No supermajority vote requirements relating to common stock



Strategy, Compensation and Risk

- Board and Committee oversight of:

    – strategy, financial performance, ethics and risk management

    – CEO and management succession planning

    – alignment of culture and human capital management with strategy and long-term objectives

- Directors and executive officers are subject to stock ownership guidelines and are prohibited from short selling, options trading, hedging or speculative transactions in State Street securities

- Incentive compensation subject to clawback, forfeiture and ex ante mechanisms

- Monitor material activities and practices on ESG matters

Information about State Street's corporate governance practices, is described under the heading "Corporate Governance at State Street."

Corporate Responsibility

State Street's commitment to social and environmental responsibility and our belief in giving back to the communities in which we live and work are critical to our long-term success. We recognize that sustainable growth comes from operating with absolute integrity and in a way that respects our shareholders, clients, employees, communities and the environment. We firmly believe in the principles of sound governance and helping our clients succeed. We are dedicated to maintaining a global and inclusive workplace where employees feel valued and engaged. We believe we have a responsibility to enrich our communities, and to be a leader in environmental sustainability, both in the way we carry out our operations and in the products and services we offer, and the Board monitors activities and practices on ESG related matters. Corporate responsibility highlights and achievements for 2019 include the following:



Leadership and Governance

36% Female Director Nominees

27% Non-U.S. Director Nominees

91% Independent Director Nominees

Business Model and Innovation

$1.9B Investment Management Total Revenue

$381B ESG Assets Under Management

$9.8B Investment Servicing Total Revenue

Human Capital

39,103 Employees Worldwide

24 Employee Resource Groups

120 Employee Resource Group Chapters Globally

Social Capital

$15.9M Foundation Philanthropic Contributions

$5.1M Foundation Matching Gifts

82,897 Employee Volunteer Hours

Environment

-31% Greenhouse Gas Emissions as compared to 2015 (Goal: -30%)

-21% Water Usage as compared to 2015 (Goal: -10%)

72% Recycling Rate (Goal: 80%)

Leadership and Governance data is as of April 8, 2020. All other data is as of December 31, 2019.

Overview of 2019 Executive Compensation Program

Sound Compensation and Corporate Governance Practices

State Street develops and implements a compensation program for our Named Executive Officers, or NEOs, and other executive officers, which aims to:

- attract, retain and motivate superior executives and drive strong leadership behaviors

- reward those executives for meeting or exceeding individual and company financial and business objectives

- drive long-term shareholder value and financial stability

- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation

- provide equal pay for work of equal value

- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

For each of our NEOs identified in the "Compensation Discussion and Analysis," the Human Resources Committee, which was previously the Executive Compensation Committee, determines the appropriate level of total compensation for the year. We engage with our largest shareholders to understand their perspectives on our compensation and governance programs. For 2019, we engaged or requested engagement with shareholders representing more than half of our outstanding common stock.

The Committee evaluates individual compensation for our NEOs and other executive officers by looking at total direct compensation, consisting of base salary and incentive compensation. The Committee evaluates base salary and incentive compensation levels at least annually.

Base Salary. Base salary is a relatively small portion of total compensation for the NEOs.

Incentive Compensation Targets. The Committee establishes incentive compensation targets for our NEOs each year. The targets are based on each executive's role and responsibilities, performance trend, competitive and market factors and internal equity.



What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs

- Significant deferred equity- and cash-based incentive compensation

- Active engagement with shareholders on compensation and governance issues

- Close interaction between the Human Resources Committee and our Risk Committee and Examining and Audit Committee

- Independent compensation consultant

- Clawback and forfeiture provisions to permit recoupment of incentive compensation

- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments

- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines

- Non-compete and other restrictive covenants

- Annual review of incentive compensation design for alignment with risk management principles



What We Do Not Do

- No change-of-control excise tax gross-up

- No "single-trigger" change-of-control vesting or cash payments

- No option repricing

- No short-selling, options trading, hedging or speculative transactions in State Street securities

- No tax gross-ups on perquisites[1]

- No multi-year guaranteed incentive awards

(1) Excluding certain international assignment and relocation benefits.

More information about executive compensation at State Street is described under the heading "Compensation Discussion and Analysis."

Table of Contents



To our shareholders:

It is my privilege to serve as State Street's independent Lead Director, and on behalf of the entire Board, I would like to thank all of you for investing in State Street.

2019 was a year of change for State Street as the Board completed its important responsibility of CEO and leadership succession planning by appointing Ron O'Hanley as Chief Executive Officer in January 2019, followed by my election in May to serve as independent Lead Director. In December, the Board appointed Ron as Chairman, after careful assessment and review of our Board leadership structure. This structure includes my role as independent Lead Director, which is similar to that of an independent Chair at many firms and includes my responsibilities to preside over Board meetings when the Chairman is not present, oversee Board and committee agendas, attend all committee meetings and work closely with the CEO. We are at a pivotal moment in State Street's evolution, and I and the independent directors are thoughtfully engaging with Ron and his management team to oversee the implementation of our strategy and to maintain a focus on delivering long-term value for our shareholders.

In doing so, the Board is committed to strong corporate governance practices and in maintaining State Street's reputation for quality, integrity and high ethical standards. The Board is assisted in this by our Corporate Governance Guidelines. These Guidelines define director qualification and independence standards, expectations for the Lead Director, pathways to communicate with the Board and other processes. In addition, they identify specific functions of the Board. These include reviewing the alignment of State Street's culture with its strategy and monitoring its material activities and practices regarding environmental, social and governance matters, in addition to more traditional business and management oversight responsibilities.

As one of the largest servicers and managers of assets in the world, State Street understands the importance of effective, independent board leadership. As part of our commitment to effective governance, the Board actively evaluates its composition to reflect a balanced combination of skills, experience and diverse perspectives. In October 2019, we added to the strength and breadth of the Board with the election of Marie A. Chandoha, retired President and CEO of Charles Schwab Investment Management. As Marie joins the Board, my predecessor in the role of Lead Director, Ken Burnes, will not be standing for reelection this year. In his 17 years as a member of the Board, Ken has exemplified leadership, acumen and commitment to the Company and its shareholders, overseeing State Street's navigation through growth and transformation. The Board and I especially thank him for his strength and dedication.

Once again, on behalf of the Board, I want to thank you for your continued support and interest in State Street and we look forward to the 2020 Annual Meeting of Shareholders.

Sincerely,

Amelia C. Fawcett
Lead Director

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 20, 2020

The proxy statement and annual report, and the means to vote electronically, are available at www.proxyvote.com. To view this material, you must have available the 16-digit control number located on the notice mailed on April 8, 2020, on the proxy card or, if shares are held in the name of a broker, bank or other nominee, on the voting instruction form.

Corporate Governance at State Street

Governance Guidelines and Independence

State Street's Board of Directors, or Board, in its role of overseeing the conduct of our business, is guided by our Corporate Governance Guidelines, or the Guidelines. Among other things, the Guidelines describe the role of the Board, its responsibilities and functions, the director qualification and selection process and the role of the Lead Director. The Guidelines also contain categorical standards for determining director independence under New York Stock Exchange, or NYSE, listing standards. In general, a director would not be independent under these standards if the director (and in certain circumstances, a member of the director's immediate family) has, or in the past three years had, specified relationships or affiliations with State Street, its external or internal auditors or other companies that do business with State Street (including employment by State Street, receipt of a specified level of direct compensation from State Street— other than director fees—and compensation committee interlocks). The categorical standards also provide specified relationships that, by themselves, would not impair independence. The portion of the Guidelines addressing director independence is attached as *Appendix A* to this proxy statement. The full Guidelines are available under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*. In addition to the Guidelines, the charters for each principal committee of the Board are available in the same location on our website. State Street also follows the governance standards relative to the Investor Stewardship Corporate Governance Group's (ISG) framework for U.S. listed companies. State Street's alignment with the ISG framework is attached as *Appendix B* to this proxy statement.

Independent Director Governance

- The independent directors meet in an executive session presided by the independent Lead Director at every regularly scheduled meeting of the Board and otherwise as needed
- The meetings of the independent directors promote additional opportunities, outside the presence of management, for the directors to engage together in discussion. The regularity of these meetings fosters continuity for these discussions and allows for a greater depth and scope to the matters discussed

Pursuant to the Guidelines, the Board undertook its annual review of director independence in early 2020. State Street, as a global financial institution and one of the largest providers of financial services to institutional investors, conducts business with many organizations throughout the world. Our directors or their immediate family members may have relationships or affiliations with some of these organizations. As provided in the Guidelines, the purpose of the director independence review was to determine whether any relationship or transaction was inconsistent with a determination that the director was independent. As a result of this review, the Board, after review and recommendation by the Nominating and Corporate Governance Committee, determined that all of our directors, with the exception of Mr. O'Hanley, meet the categorical standards for independence under the Guidelines, have no material relationship with State Street (other than the role of director) and satisfy the qualifications for independence under listing standards of the NYSE.

In making the independence determinations in 2020, the Board considered that the below identified individuals, or their respective family members, have the following relationships or arrangements that are deemed to be immaterial under the categorical standards for independence included in the Guidelines:

- commercial or charitable relationships with an entity for which the State Street director or family member serves as a non-employee director, and with respect to which the director was uninvolved in negotiating such relationship (Ms. Mathew and Messrs. Burnes and Freda)

- commercial relationships with an entity for which the State Street director or family member serves as an employee, consultant or executive officer where the director does not receive any special benefits from the transaction and the annual payments to or from the entity are equal to or less than the greater of $1 million or 2% of the consolidated gross annual revenues of the other entity during the most recent completed fiscal year (Messrs. Freda and Meaney)

In 2019, none of these commercial or charitable relationships with affiliated entities involved amounts paid or received by State Street exceeding the greater of $1 million or 0.6% of the affiliated entity's annual gross revenue.

Standards of Conduct

We have a Standard of Conduct for Directors, which together with the Standard of Conduct for Employees, promotes ethical conduct and the avoidance of conflicts of interest in conducting our business. We also have a Code of Ethics for Senior Financial Officers (including the Chief Executive Officer), as required by the Sarbanes-Oxley Act and SEC rules. Each of these documents is available under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*. Only our Board may grant a waiver for directors, senior financial officers or executive officers from a provision of the Standard of Conduct for Directors, the Standard of Conduct for Employees or the Code of Ethics for Senior Financial Officers, and any waivers will be posted under the "Corporate Governance" section in the "For Our Investors" section of our website at *www.statestreet.com*.

Board Composition

In connection with nominating directors for election each year and evaluating the need for new director candidates as appropriate, including skill sets, diversity, specific business background and global or international experience, the Nominating and Corporate Governance Committee, with input from the entire Board and management, focuses on the Board's capabilities and functioning as a whole.

Director Nominee Characteristics and Qualifications

The Board expects all directors and director nominees to possess the following attributes or characteristics:

- unquestionable business ethics, irrefutable reputation and superior moral and ethical standards
- informed and independent judgment with a balanced perspective, financial literacy, mature confidence, high performance standards and incisiveness
- ability and commitment to attend Board and committee meetings and to invest sufficient time and energy in monitoring management's conduct of the business and compliance with State Street's operating and administrative procedures
- a global vision of business with the ability and willingness to work closely with the other Board members

Taken as a whole, the Board expects one or more of its members to have the following skill sets, specific business background and global or international experience:

- experience in the financial services industry
- experience as a senior officer of a well-respected public company
- experience as a senior business leader of an organization active in our key international growth markets
- experience in key disciplines of significant importance to State Street's overall operations
- qualification as an audit committee financial expert
- qualification as a risk management expert

Annual Director Evaluations

The Nominating and Corporate Governance Committee annually assesses each director's performance and contributions to the overall effectiveness of the Board. The Committee discusses each director and using the evaluation criteria illustrated below measures each director's performance. Based on the results of the evaluation, the Board believes that each of the director nominees has substantial achievement in his or her personal and professional pursuits and has talents, experience, judgement and integrity that will contribute to the best interests of State Street and to long-term shareholder value. The nominees as a group possess the skill sets, specific business background and global or international experience that the Board desires. The director nominee biographies set forth in this proxy statement under the heading "Item 1—Election of Directors" indicate each nominee's qualifications, skills, experience and attributes that led the Board to conclude he or she should serve as a director of State Street.


Shareholder Alignment
Preparation
Attendance and Time Commitment
Knowledge and Experience
Contribution to Collective Decision Making
Judgment and Skills
Effectiveness in Role and Committee Assignments
Board Oversight and Independence
Loyalty and Integrity
Director Nominee Evalution Criteria

Annual Board and Committee Self-Evaluation

In addition, the Board and each Board committee conducts an annual self-evaluation of its performance and effectiveness. Directors complete a questionnaire evaluating the Board and each committee on which they serve, specifically focusing on areas of potential improvement. The overall performance of the Board—including its contributions to State Street—and a compilation of director responses is reviewed and discussed by the Nominating and Corporate Governance Committee and by the full Board. Similarly, the performance of each committee, along with specific committee member responses, is reviewed and discussed by the respective committee. The Nominating and Corporate Governance Committee further assesses whether each of the Examining and Audit Committee, Human Resources Committee, Nominating and Corporate Governance Committee, Risk Committee and Technology and Operations Committee has a functioning self-evaluation process and reports its findings to the Board. The Nominating and Corporate Governance Committee concluded, that for 2019, each of the respective committees had a functioning self-evaluation process.

Director Identification and Selection Process

The Board regularly reviews its composition and size to evaluate its overall effectiveness and alignment with Company strategy. As part of this review, the Nominating and Corporate Governance Committee, in conjunction with the Board, establishes the desired criteria, skills and areas of expertise needed to continue to support the Board in advancing the Company's businesses and strategy. Once the desired characteristics are established, the Committee reviews each director candidate. Illustrated below is an overview of the process used to identify the desired attributes and to select new candidates for the Board.



1 Board and Committee determines desired criteria and experience of director candidates

2 Director candidates identified by search firm, Board members, employees and shareholders

3 Committee evaluates candidates of interest against selection criteria, individual characteristics and qualifications

4 Chair of the Committee and the independent Lead Director conduct interviews and gather information; other Board members may also meet with candidate(s)

5 Committee discusses each director candidate, evaluates potential contributions to the Board as a whole and recommends to the Board director candidate(s)

6 The Board votes to elect director candidate(s) based on an assessment of their qualifications and potential contributions to the Board

Ms. Marie Chandoha is a first-time nominee for election as a director by shareholders at the 2020 annual meeting. Ms. Chandoha was first identified by a third-party search firm that was retained to identify potential director candidates. At the request of the Nominating and Corporate Governance Committee, the search firm first discussed with the members of the Committee the priority characteristics of a new director candidate, in light of the preferred individual and Board qualities discussed above. The search firm provided the Committee a list of candidates who were interested in State Street and who met the selection criteria, experience and characteristics, and the Chairman of the Board, Chair of the Nominating and Corporate Governance Committee and select members of the Committee and Board personally conducted interviews. The Board is nominating Ms. Chandoha as she meets several of the criteria identified by the Board for new directors, including Ms. Chanodha's extensive leadership experience in the financial services industry and track record of transforming businesses. Both the Nominating and Corporate Governance Committee and the Board of Directors believes that Ms. Chandoha has the background and requisite experience to make significant contributions on many levels to State Street through her continued service as a director. Ms. Chandoha was deemed independent by the Board under the Corporate Governance Guidelines.

In carrying out its responsibility to identify the best qualified candidates for directors, the Nominating and Corporate Governance Committee will consider proposals for nominees from a number of sources, including recommendations from shareholders submitted upon written notice to the Chair of the Nominating and Corporate Governance Committee, c/o the Office of the Secretary of State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111 (facsimile number (617) 664-8209). The Committee seeks to identify individuals qualified to become directors, consistent with the identified criteria.

By following the procedures set forth under "General Information About the Annual Meeting—Proposals and Nominations by Shareholders," shareholders also have the right under our by-laws to directly nominate director candidates and, in certain circumstances, to have their nominees included in State Street's proxy statement.

Director Nominee Qualifications, Diversity and Skills

We believe that our Board of Directors should have a variety of qualifications, skill sets and experience that, when taken as a whole, best serve the Company and our shareholders. We recognize the importance of diversity with regard to the composition of the Board and strive to have a Board that provides diversity of thought and a broad range of perspectives. In an effort to achieve these objectives, the Nominating and Corporate Governance Committee and the Board consider a wide range of attributes when determining and assessing director nominees and new candidates, including personal and professional backgrounds, gender, race, national origin and tenure of Board service. The Nominating and Corporate Governance Committee is committed to considering diversity in its director candidate recommendations. The Committee does not assign specific weight to the various factors it considers and no particular criterion is a prerequisite for nomination. As summarized below, each of our directors brings to the Board a variety of qualifications and skills and, collectively, these qualifications form a depth of broad and diverse experiences that help the Board effectively oversee our activities and operations.



10

Global Business Perspective

Directors bring business strategy, operations and substantive experience in international matters relevant to State Street's global business



7

Financial Services

Directors bring experience in the financial services industry, including asset management, to allow the Board to effectively oversee State Street's often complex business operations and strategy



9

Operational Transformation

Directors bring experience in business transformations and strategic restructurings valuable to State Street as it navigates the changing landscape of the financial services industry



11

Leadership

Directors bring experience leading complex business operations, executing strategic plans and achieving positive results to contribute to the Board's oversight of strategy, evaluation of management and assessment of results



6

Risk Management

Directors bring experience in identifying, assessing and managing risks to enable the Board to fulfill its oversight responsibilities relating to the operation of State Street's global risk management framework



5

Cybersecurity, Technology and/or Data Management

Directors bring experience and an understanding of advancements in technology, cybersecurity and information systems/data management, providing the Board sophisticated insight into State Street's technology, systems and risks



3

Legal & Regulatory Compliance

Directors bring legal and regulatory experience, providing deep perspective on the highly regulated and complex legal frameworks applicable to State Street's business across multiple jurisdictions globally



7

Corporate Governance (and Social Responsibility)

Directors bring corporate governance experience to support State Street's goals of strong Board and management leadership and accountability and protection of stakeholder interests



10

Finance and Accounting

Directors bring financial expertise/literacy to allow the Board to effectively oversee State Street's financial reporting and internal control



11

Strategic Development

Directors bring experience in developing, driving and innovating strategic direction, which is of significant value to the Board as State Street pursues its long-term objectives



Gender Diversity — 4 of 11 Director nominees are female

Director Nominee Tenure

<5 years	5-10 years	10+ years
6	1	4

Independence — 10 of 11 Director nominees are independent

Board Leadership Structure

Leadership Transition

During the past year, the Company completed its leadership transition. On January 1, 2019, Ronald P. O'Hanley assumed the role of Chief Executive Officer and effective January 1, 2020, he was appointed as Chairman of the Board. In addition to serving as Chairman and Chief Executive Officer, Mr. O'Hanley has served as President since November 2017.

Board Governance

State Street's leadership structure includes an independent Lead Director of the Board. This position is currently held by Amelia C. Fawcett. Dame Amelia was elected Lead Director in May 2019 for a term that expires in May 2020.

As Chairman, Mr. O'Hanley presides at all meetings of the Board of Directors during which he is present and he works with the independent Lead Director to establish the agendas for these meetings and matters on which the Board will vote.

> **Role of the Independent Lead Director**
> - Elected annually by the independent directors to serve a one-year term
> - Expected to participate in, and attend, meetings of all of the Board's committees, providing valuable committee membership overlap to enable optimal agenda coordination, insight and consistency across all committees
> - Presides at all meetings of the Board during which the Chairman is not present, including all executive sessions of independent directors
> - Serves as a liaison between the Chairman and the independent directors
> - Authorized to call additional meetings of the independent directors
> - Conducts an annual process for reviewing the Chief Executive Officer's performance and reports the results of the process to the other independent directors
> - Communicates with the Chairman to provide feedback and implement the decisions and recommendations of the independent directors
> - Represents the Board in discussions with stakeholders and communicates with regulators
> - Approves, in consultation with the Chairman, the agendas for Board meetings and information sent to the Board and the matters voted on by the full Board

Board Leadership Review Process

The Nominating and Corporate Governance Committee coordinates the annual independent Lead Director nomination and election process. In addition, the Board of Directors reviews the Board leadership structure at least annually to assess and determine the appropriate structure for the Company. The Board values the flexibility to permit frequent review and determination of the appropriate leadership structure based on the opportunities and circumstances of the Company at any given time.

After the independent directors' review and assessment, the Board of Directors believes that Mr. O'Hanley's role as Chairman, together with a strong independent Lead Director, is currently the most effective leadership structure for State Street and is in the best interests of the Board, State Street and its shareholders.

Among the factors considered by the Board in determining that the current leadership structure is the most appropriate are:

- as our Chief Executive Officer, and with his experience in various leadership roles at State Street, Mr. O'Hanley has extensive knowledge of our business and strategy and is well positioned to work with the independent Lead Director to focus our Board's agenda on the key issues facing State Street

- oversight of State Street is the responsibility of our Board as a whole, which maintains a majority of independent directors (10 out of 11 director nominees), and this responsibility can be properly discharged with a strong, active and engaged independent Lead Director

- the Chairman and independent Lead Director work together to play a strong and active role in the oversight of State Street's business strategy and operational management

Communication with the Board of Directors

Shareholders and interested parties who wish to contact the Board of Directors or the Lead Director should address correspondence to the Lead Director in care of the Secretary. The Secretary will review and forward correspondence to the Lead Director or appropriate person or persons for response.

> **Lead Director of State Street Corporation**
> **c/o Office of the Secretary**
> **One Lincoln Street**
> **Boston, MA 02111**

In addition, State Street has established a procedure for communicating directly with the Lead Director, by utilizing a third-party independent provider, regarding concerns about State Street or its conduct, including complaints about accounting, internal accounting controls or auditing matters. An interested party who wishes to contact the Lead Director may use any of the following methods, which are also described on State Street's website at *www.statestreet.com*:



From within the United States and Canada:
1-888-736-9833 (toll-free)



ATTN: State Street
5500 Meadows Road, Suite 500
Lake Oswego, OR 97035 USA



https://secure.ethicspoint.com/domain/media/en/gui/55139/index.html

For country-specific phone numbers, please visit *www.statestreet.com*.

The Lead Director may forward to the Examining and Audit Committee, or to another group or department, for appropriate review, any concerns the Lead Director receives. The Lead Director periodically reports to the independent directors as a group regarding concerns received.

Meetings of the Board of Directors and Annual Meeting of Shareholders

During 2019, the Board of Directors held 8 meetings, and each of the incumbent directors attended at least 75 percent of the total of all meetings of the Board and committees for such period as the director served. Although State Street does not have a formal policy regarding attendance of directors at the annual meeting of shareholders, all directors are encouraged to attend. Each of the 12 directors on the Board at the time of our 2019 annual meeting of shareholders attended the meeting.

Committees of the Board of Directors

The Board of Directors has the following principal committees to assist it in carrying out its responsibilities, and each operates under a written charter, a copy of which is available under the "Corporate Governance" section in the "For Our Investors" section of our website at _www.statestreet.com_. The charter for each committee, which establishes its roles and responsibilities and governs its procedures, is annually reviewed and approved by the Board.

Examining and Audit Committee

Current Members:

- William C. Freda, Chair
- Marie A. Chandoha
- Patrick de Saint-Aignan
- Lynn A. Dugle
- Richard P. Sergel

11 Meetings in 2019

Primary Responsibilities:

- Responsible for the appointment (including qualifications, performance, independence and periodic consideration of retaining a different firm), compensation, retention, evaluation and oversight of the work of State Street's independent registered public accounting firm, including sole authority for the establishment of pre-approval policies and procedures for all audit engagements and any non-audit engagements

- Discusses with the independent auditor critical accounting policies and practices, alternative treatments of financial information, the effect of regulatory and accounting initiatives and other relevant matters

- Oversees the operation of our system of internal control covering the integrity of our consolidated financial statements and reports; compliance with laws, regulations and corporate policies; and the performance of corporate audit

- Reviews the effectiveness of State Street's compliance program and conducts an annual performance evaluation of the General Auditor, the Chief Compliance Officer and other senior members of management as appropriate

- Oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices

All members meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC and are considered audit committee financial experts (as defined by SEC rules).

Executive Committee

Current Members:
- Ronald P. O'Hanley, Chair
- Patrick de Saint-Aignan
- Lynn A. Dugle
- Amelia C. Fawcett
- William C. Freda
- Richard P. Sergel
- Gregory L. Summe

0 Meetings in 2019

Primary Responsibilities:

- Committee members are the Chairs of each Committee, the independent Lead Director and Chairman of the Board and are authorized to exercise all the powers of the Board, except as otherwise limited by the laws of the Commonwealth of Massachusetts or the Committee's charter

- Reviews, approves and acts on matters on behalf of the Board at times when it is not practical to convene a meeting of the Board to address such matters

- Depending on meeting activities, if any, periodically reports to the Board

Human Resources Committee

Current Members:
- Richard P. Sergel, Chair*
- Kennett F. Burnes
- Amelia C. Fawcett
- William L. Meaney
- Gregory L. Summe

8 Meetings in 2019

*Sara Mathew, Chair-elect
(effective May 2020)

Primary Responsibilities:

- Oversees human capital management strategies, the operation of all compensation plans, policies and programs in which executive officers participate and certain other incentive, retirement, health and welfare and equity plans in which other employees participate

- Oversees the alignment of our incentive compensation arrangements with the safety and soundness of State Street, including the integration of risk management objectives and related policies, arrangements and control processes, consistent with applicable regulatory rules and guidance

- Acting together with the other independent directors, annually reviews and approves corporate goals and objectives relevant to the Chief Executive Officer's compensation; evaluates the Chief Executive Officer's performance; and reviews, determines and approves, in consultation with the other independent directors, the Chief Executive Officer's compensation

- Reviews, evaluates and approves the total compensation of all executive officers

- Approves the terms and conditions of employment and any changes thereto, including any restrictive provisions, severance arrangements and special arrangements or benefits, of any executive officer

- Adopts equity grant guidelines in connection with its overall responsibility for all equity plans and monitors stock ownership of executive officers

- Appoints and oversees compensation consultants and other advisors retained by the Committee

All members meet the independence requirements of the listing standards of the NYSE.

Nominating and Corporate Governance Committee

Current Members:
- Gregory L. Summe, Chair
- Kennett F. Burnes
- Sara Mathew
- Richard P. Sergel

5 Meetings in 2019

Primary Responsibilities:

- Assists the Board with respect to issues and policies affecting our governance practices, including management succession planning, identifying and recommending director nominees and shareholder matters

- Recommends each committee's composition and leads the Board in its annual review of the Board's and each committee's performance

- Reviews and approves State Street's related person transactions, reviews the amount and form of director compensation and reviews reports on regulatory, political and lobbying activities of State Street

All members meet the independence requirements of the listing standards of the NYSE.

Risk Committee

Current Members:
- Patrick de Saint-Aignan, Chair
- William C. Freda
- Ronald P. O'Hanley
- Sara Mathew
- Sean O'Sullivan

9 Meetings in 2019

Primary Responsibilities:

- Oversees the operation of our global risk management framework, including the risk management policies for our operations

- Reviews the management of all risk applicable to our operations, including credit, market, interest rate, liquidity, operational, technology, business, compliance and reputation risks

- Oversees our strategic capital governance principles and controls, monitors capital adequacy in relation to risk and discharges the duties and obligations of the Board under applicable Basel, Comprehensive Capital Analysis and Review, Comprehensive Liquidity Assessment and Review and resolution and recovery planning requirements

- Conducts an annual performance evaluation of the Chief Risk Officer

Technology and Operations Committee

Current Members:
- Lynn A. Dugle, Chair
- Kennett F. Burnes
- Marie A. Chandoha
- William L. Meaney
- Ronald P. O'Hanley
- Sean O'Sullivan

8 Meetings in 2019

Primary Responsibilities:

- Oversees technology and operational risk management and the role of these risks in executing the Company's strategy in support of the Company's global business requirements

- Reviews material strategic initiatives from a technology and operational risk perspective

- Reviews technology related risks, including corporate information security, cybersecurity and data management

Non-Employee Director Compensation

General

The Nominating and Corporate Governance Committee annually reviews, and recommends to the Board, the form and amount of non-employee director compensation. In conducting its review, the Committee uses the same peer group the Human Resources Committee uses for executive compensation generally and, like the Human Resources Committee, used the services of Meridian Compensation Partners for 2019. Information on State Street's peer group and compensation consultant is described under the heading "Executive Compensation—Compensation Discussion and Analysis—Other Elements of Our Process."

The Committee did not treat peer group data as definitive when determining non-employee director compensation. Rather, it referenced peer group compensation as well as trends in director compensation generally and within the industry and formed its own perspective on compensation for our non-employee directors. In 2019, the Committee made its recommendation to the Board, which, following the May 2019 annual meeting of shareholders, approved director compensation for all non-employee directors effective through the 2020 annual meeting of shareholders. Mr. O'Hanley, as an employee director, does not receive any additional compensation for his services as a director.

Compensation

For the 2019–2020 Board year (the period between the 2019 and 2020 annual meetings of shareholders) the non-employee directors receive the following compensation:

Compensation Component[1]	Value ($)[2]	Vehicle[3]
Annual Retainer	$ 90,000	Cash or shares of State Street common stock
Annual Equity Award	195,000	Shares of State Street common stock
Additional Independent Lead Director Retainer	125,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Chair Retainers	30,000	Cash or shares of State Street common stock
Human Resources Committee Chair Retainer	25,000	Cash or shares of State Street common stock
Nominating and Corporate Governance Committee and Technology and Operations Committee Chair Retainers	20,000	Cash or shares of State Street common stock
Examining and Audit Committee and Risk Committee Member Retainers[4]	20,000	Cash or shares of State Street common stock

(1) A Board meeting fee of $1,500 applies after the 10th Board meeting attended during the Board year. Non-employee directors also receive reimbursement of expenses incurred as a result of Board service.

(2) The annual retainer and annual equity award are pro-rated for any non-employee director joining the Board after the annual meeting. Committee retainers are pro-rated for any non-employee director joining a committee during the Board year.

(3) For non-employee directors elected at the annual meeting, all awards made in shares of State Street common stock are granted based on the closing price of our common stock on the NYSE on the date of the annual meeting that begins the period, rounded up to the nearest whole share, unless otherwise noted. Under the 2017 Stock Incentive Plan, with limited exceptions, the total value of all compensation components to a non-employee director cannot exceed $1.5 million in a calendar year.

(4) The Examining and Audit Committee and Risk Committee member retainer is payable to each member other than the Lead Director and each committee's chair.

For his service as Non-Executive Chairman during the 2019 calendar year, Mr. Hooley, our former Chief Executive Officer, received a cash annual retainer of $250,000 in January 2019 and an award of State Street common stock of $250,000, based on the closing price of our common stock on the NYSE on May 15, 2019, rounded up to the nearest whole share. These amounts were intended to recognize that the Non-Executive Chairman would serve for a limited duration and preside at all meetings of the Board of Directors during which he was present; work with the Chief Executive Officer and independent Lead Director to establish the agendas for Board meetings; serve as a resource to senior management and the Board on a variety of matters, including strategy, operations and stakeholder relations; and help guide the leadership transition.

Pursuant to State Street's Deferred Compensation Plan for Directors, non-employee directors may elect to defer the receipt of 0% or 100% of their (1) retainers, (2) annual equity award and/or (3) meeting fees. Non-employee directors also may elect to receive their retainers in cash or shares of State Street common stock. Non-employee directors who elect to defer the cash payment of their retainers or meeting fees may choose from four notional investment fund returns for such deferred cash. Deferrals of common stock are adjusted to reflect the hypothetical reinvestment in additional shares of common stock for any dividends or other distributions on State Street common stock. Deferred amounts will be paid (a) as elected by the non-employee director, on either the date of the conclusion of service on the Board or on the earlier of such conclusion and a future date specified, and (b) in the form elected by the non-employee director as either a lump sum or in installments over a two- to five-year period.

Director Stock Ownership Guidelines

Under our stock ownership guidelines, all non-employee directors are required to maintain a target level of stock ownership equal to 8 times the annual retainer of $90,000 for a total of $720,000. Non-employee directors must hold all net shares received until they reach the target ownership level. For purposes of these stock ownership guidelines, the value of shares owned is based on the closing price of our common stock on the NYSE on the date that we use for the beneficial ownership table below under the heading "Security Ownership of Certain Beneficial Owners and Management." Non-employee directors are credited with all shares they beneficially own for purposes of the beneficial ownership table, which includes all shares awarded as director compensation, including share awards that have been deferred. Non-employee directors are expected to attain the ownership level ratably over a five-year period.

Our Securities Trading Policy prohibits directors from short selling State Street securities, engaging in hedging transactions in State Street securities and engaging in speculative trading of State Street securities.

As of March 2, 2020, Mses. Chandoha and Mathew and Messrs. Meaney and O'Sullivan exceeded the pro-rated expected level of ownership but are below the full target ownership level, and therefore subject to the holding requirement. Each of the other non-employee directors exceeded the full target level of ownership under the guidelines.

2019 Director Compensation

The following table shows the compensation our non-employee directors earned for their services in 2019:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Kennett F. Burnes	$ 90,000	$195,011	$40,752	$325,763
Marie A. Chandoha[3]	71,667	130,021	—	201,688
Patrick de Saint-Aignan	140,000	195,011	40,752	375,763
Lynn A. Dugle	130,000	195,011	32,345	357,356
Amelia C. Fawcett	215,000	195,011	—	410,011
William C. Freda	140,000	195,011	40,752	375,763
Joseph L. Hooley[4]	250,000	250,021	80,100	580,121
Sara Mathew	110,000	195,011	—	305,011
William L. Meaney	90,000	195,011	35,345	320,356
Sean P. O'Sullivan	110,000	195,011	—	305,011
Richard P. Sergel	135,000	195,011	29,999	360,010
Gregory L. Summe	110,000	195,011	40,486	345,497

(1) On May 15, 2019, each non-employee director, except Mr. Hooley and Ms. Chandoha, received 3,155 shares of State Street common stock valued at $195,011 based on the closing price of our common stock on the NYSE of $61.81. Stock awards to non-employee directors vest immediately, and there were no unvested non-employee director stock awards as of December 31, 2019.

(2) Perquisites received in 2019 include director life insurance coverage and business travel accident insurance paid for by State Street ($752 for Messrs. Burnes, de Saint-Aignan, Freda and Sergel; $486 for Messrs. Hooley and Summe; and $345 for Ms. Dugle and Mr. Meaney). Charitable contributions by non-employee directors are eligible for a Company matching contribution of up to $40,000 per calendar year under the State Street matching gift program. Matching charitable contributions made on behalf of the non-employee directors during 2019 were $40,000 for Messrs. Burnes, de Saint-Aignan, Freda, Hooley and Summe; $35,000 for Mr. Meaney; $32,000 for Ms. Dugle; and $29,247 for Mr. Sergel. Mr. Hooley's perquisites also include company car and driver ($14,225) and personal and home security ($25,389). The total amount of perquisites and other personal benefits for Dame Amelia, Mses. Chandoha and Mathew and Mr. O'Sullivan have not been reported because the total did not exceed $10,000.

(3) Ms. Chandoha joined the Board in September 2019. For her service through the 2020 annual meeting of shareholders, she received a pro-rated annual retainer of $60,000 in cash and a pro-rated annual equity award of 2,128 shares of State Street common stock with a total value of $130,021 based on the closing price of our common stock on the NYSE on September 19, 2019 of $61.10. Ms. Chandoha was appointed to the Examining and Audit Committee in October 2019 and for her service through the 2020 annual meeting, she received a pro-rated member retainer of $11,667 in cash.

(4) For his service as Non-Executive Chairman during 2019, Mr. Hooley, our former CEO, received a $250,000 cash retainer in January 2019 and 4,045 shares of State Street common stock valued at $250,021 based on the May 15, 2019 closing price of our common stock on the NYSE of $61.81. The table does not include compensation awarded to Mr. Hooley in 2019 related to his service as State Street's Chief Executive Officer during 2018: 40,261 deferred stock awards valued at approximately $2,720,000; 61,344 performance-based restricted stock units valued at approximately $4,080,000; and previously disclosed deferred value awards and immediate cash awarded to Mr. Hooley on March 1, 2019. These awards remain subject to the vesting schedules, recourse mechanisms, restrictive covenants and other terms and conditions described in the proxy statement for State Street's 2019 annual meeting of shareholders. The table also excludes dividend credits of $61,497 Mr. Hooley earned in 2019 on his outstanding deferred value awards granted for his service as State Street's Chief Executive Officer. Mr. Hooley retired as Non-Executive Chairman of the Board on December 31, 2019.

Related Person Transactions

The Board has adopted a written policy and procedures for the review of any transaction, arrangement or relationship in which State Street is a participant, the amount involved exceeds $120,000 and one of our executive officers, directors or 5% shareholders (or their immediate family members), who we refer to as "related persons," has a direct or indirect material interest. A related person proposing to enter into such a transaction, arrangement or relationship must report the proposed related-person transaction to State Street's Chief Legal Officer. The policy calls for the proposed related-person transaction to be reviewed and, if deemed appropriate, approved by the Nominating and Corporate Governance Committee. A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Nominating and Corporate Governance Committee (or the Committee Chair) after full disclosure of the related person's interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to the transaction. If advance review is not practicable or was otherwise not obtained, the Committee will review and, if deemed appropriate, ratify the related-person transaction. The policy also permits the Committee Chair to review and, if deemed appropriate, approve proposed related-person transactions that arise between Committee meetings, in which case they will be reported to the full Committee at its next meeting. Any ongoing related-person transactions are reviewed annually.

Considerations

As appropriate for the circumstances, the Nominating and Corporate Governance Committee (or the Committee Chair) will review and consider:

- the related person's interest in the related-person transaction
- the approximate dollar value of the amount involved in the related-person transaction
- the approximate dollar value of the related person's interest in the transaction without regard to any profit or loss
- whether the transaction was undertaken in the ordinary course of State Street's business
- whether the transaction with the related person is on terms no less favorable to State Street than terms that could be reached with an unrelated third-party
- the purpose of the transaction and the potential benefits to State Street
- any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction

The Nominating and Corporate Governance Committee may approve or ratify the related-person transaction only if the Committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, State Street's best interests. The Committee may, in its sole discretion, impose such conditions as it deems appropriate on State Street or the related person in connection with approval of the related-person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related-person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related-person transactions for purposes of this policy:

• interests arising solely from the related person's position as an executive officer, employee or consultant of another entity (whether or not the person is also a director of such entity) that is a party to the transaction, where (1) the related person and his or her immediate family members do not receive any special benefits as a result of the transaction and (2) the annual amount involved in the transaction equals less than the greater of $1 million or 2% of the consolidated gross revenues of the other entity that is a party to the transaction during that entity's last completed fiscal year; or

• a transaction that involves discretionary charitable contributions from State Street to a tax-exempt organization where a related person is a director, trustee, employee or executive officer, provided the related person and his or her immediate family members do not receive any special benefits as a result of the transaction, and further provided that, where a related person is an executive officer of the tax-exempt organization, the amount of the discretionary charitable contributions in any completed year in the last 3 fiscal years is not more than the greater of $1 million, or 2% of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of director or employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions)

Based on information provided by the directors and executive officers, and obtained by the legal department, no related-person transactions are required to be reported in this proxy statement under applicable SEC regulations. In addition, neither State Street nor the Bank has extended a personal loan or extension of credit to any of its directors or executive officers.

Item 1 – Election of Directors

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **each of the nominees for director (Item 1 on your proxy card)**

Each director elected at the 2020 annual meeting of shareholders will serve until the next annual meeting of shareholders, except as otherwise provided in State Street's by-laws. Of the 11 director nominees, 10 are independent, non-management directors and one serves as the Chief Executive Officer of State Street. All of the non-management directors are independent, as determined by the Board under the applicable definition in the NYSE listing standards and the State Street Corporate Governance Guidelines.

Pursuant to State Street's by-laws, on February 20, 2020, the Board fixed the number of directors at 11 as of the 2020 annual meeting of shareholders. Unless contrary instructions are given, shares represented by proxies solicited by the Board of Directors will be voted for the election of the 11 director nominees listed below. We have no reason to believe that any nominee will be unavailable for election at the annual meeting. In the event that one or more nominees is unexpectedly not available to serve, proxies may be voted for another person nominated as a substitute by the Board or the Board may reduce the number of directors to be elected at the annual meeting. Information relating to each nominee for election as director is described below, including:

- age and period of service as a director of State Street

- business experience during at least the past five years (including directorships at other public companies)

- community activities

- other experience, qualifications, attributes or skills that led the Board to conclude the director should serve or continue to serve as a director of State Street

The Board of Directors recommends that shareholders approve each director nominee for election based upon the qualifications and attributes discussed below. See "Corporate Governance at State Street—Board Composition" for a further discussion of the Board's process and reasons for nominating these candidates.



MARIE A. CHANDOHA

Age 58, Director since 2019

Board Roles and Committees

- Examining and Audit Committee
- Technology and Operations Committee

Career Highlights

- Retired President and Chief Executive Officer, Charles Schwab Investment Management, Inc., the investment management subsidiary of Charles Schwab Corporation, an NYSE-listed brokerage and wealth management firm (2010 to 2019); Chief Investment Officer (2010)

- Former Managing Director, Head, ETF, Index and Model-Based Fixed Income Portfolio Management, BlackRock, Inc., an investment management company (2009 to 2010); Global Head, Fixed Income Business, Barclays Global Investors (2007 to 2009) prior to acquisition by BlackRock, Inc.

- Former Co-Head and Senior Portfolio Manager of the Montgomery Fixed Income Division, Wells Capital Management, an investment management company (1999 to 2007)

Qualifications and Attributes

In her prior role as President and Chief Executive Officer of Charles Schwab Investment Management, Inc., Ms. Chandoha implemented a new vision of the business by reorganizing the leadership team, adding strong governance and risk management and delivering transparent, low-cost and straightforward investment products and solutions. In addition, Ms. Chandoha transformed the technology and operational platform to efficiently scale and grow the company and increased third-party distribution capabilities. Before joining Charles Schwab Investment Management, Inc., Ms. Chandoha was the Global Head of the Fixed Income Division of BlackRock, Inc. where she focused on commercialization, innovation and new product development. Ms. Chandoha's more than 35 years of experience as a leader in the financial services industry and her record transforming businesses provides the Board with valuable expertise as State Street continues its technological innovation to continue meeting industry and client expectations. Ms. Chandoha is a trustee of the California chapter of the Nature Conservancy and previously served as member of the Board of Governors and Executive Committee of the Investment Company Institute. She received a B.A. degree in economics from Harvard University.



PATRICK DE SAINT-AIGNAN

Age 71, Director Since 2009

Board Roles and Committees

- Examining and Audit Committee
- Executive Committee
- Risk Committee (Chair)

Career Highlights

- Retired Managing Director and Advisory Director, Morgan Stanley, an NYSE-listed global financial services company (1974 to 2007); firm-wide head of the company's risk management function (1995 to 2002)

- Director, Edaris Health, Inc., a private healthcare information technology company (2007 to present) (2007 to 2016 as Forerun, prior to name change to Edaris Health, Inc. in 2016); member of the Compensation Committee

- Member of Supervisory Board, BH PHARMA, a private generic drug development company (2015 to present)

- Former Director, Allied World Assurance Company Holdings AG, a former NYSE-listed specialty insurance and reinsurance company acquired by Fairfax Financial Holdings in 2017 (2008 to 2017); member of the Enterprise Risk Committee (Chairman), Compensation Committee, Audit Committee and Investment Committee

- Former Director, Bank of China Limited (2006 to 2008); member of the Audit Committee (Chairman), the Risk Policy Committee and the Personnel and Remuneration Committee

Qualifications and Attributes

Mr. de Saint-Aignan's extensive experience in risk management, corporate finance, capital markets and firm management brings to the Board a sophisticated understanding of risk, particularly with respect to the implementation of risk and monitoring programs within a global financial services organization. Mr. de Saint-Aignan's service on the board of directors and committees of several other companies gives him additional perspective on global management and governance. A dual citizen of the United States and France, he was honored with Risk Magazine's Lifetime Achievement Award in 2004. Mr. de Saint-Aignan holds his B.B.A. degree from the Ecole des Hautes Etudes Commerciales and an M.B.A. from Harvard University.



LYNN A. DUGLE

Age 60, Director Since 2015

Board Roles and Committees

- Examining and Audit Committee
- Executive Committee
- Technology and Operations Committee (Chair)

Career Highlights

- Retired Chief Executive Officer and Chairman, Engility Holdings, Inc., an NYSE-listed engineering and technology consulting company (2018 to 2019); Chief Executive Officer and Director (2016 to 2018); Director (2014 to 2018) (2014 to 2015 as TASC, prior to acquisition by Engility Holdings, Inc.; 2015 to 2018 as Engility Holdings, Inc., prior to acquisition by Science Applications International Corp. in 2019)

- Director KBR, Inc., an NYSE-listed engineering, procurement, and construction company (February 2020 to present); member of Audit Committee

- Director TE Connectivity Ltd., an NYSE-listed and Swiss-domiciled technology company (March 2020 to present); member of Audit Committee

- Former Corporate Vice President and President, Intelligence, Information and Services, Raytheon Company, an NYSE-listed defense contractor and electronics manufacturer (2004 to 2015); Vice President, Engineering, Technology and Quality, Network Centric Systems (2004 to 2009); Vice President, Support Engineering and Six Sigma (1997 to 1999)

- Former Vice President, Product, Systems Software Division, ADC Telecommunications, Inc., a former Nasdaq-listed communications company acquired in 2010 by Tyco Electronics (2002 to 2004); General Manager, Cable Systems Division (1999 to 2002)

- Former Vice President, Quality & Support Engineering, Texas Instruments, Inc., a Nasdaq-listed electronics manufacturer (1982 to 1997)

Qualifications and Attributes

As the former Chief Executive Officer and Chairman of Engility Holdings, a leading provider of integrated solutions and services for the U.S. government, Department of Defense, federal civilian agencies and international customers, Ms. Dugle brings to the Board valuable experience in leading the development of large businesses with a focus on information, technology and security matters. Her understanding of information and technology matters provides the Board with perspective as State Street continues to transform and digitize products and services. Prior to her role at Engility, Ms. Dugle was the president of Intelligence, Information and Services at Raytheon where she was responsible for the company's advanced cyber solutions, cyber security services and information-based solutions. She also served as vice president of engineering, technology and quality for the former Network Centric Systems business at Raytheon and was responsible for the strategic direction, leadership and operations of the engineering, technology and quality functions. Prior to Raytheon, Ms. Dugle held executive positions at ADC Telecommunications with responsibility for leading teams across Europe, Middle East and Africa and the Asia-Pacific region. She holds B.S. and B.B.A. degrees from Purdue University and an M.B.A. with a concentration in international business from the University of Texas at Dallas.



AMELIA C. FAWCETT

Age 63, Director Since 2006

Board Roles and Committees

Lead Director

• Executive Committee

• Human Resources Committee

Career Highlights

• Chairman, Kinnevik AB, a Nasdaq Stockholm-listed long-term oriented investment company (2018 to present); Deputy Chairman (2013 to 2018); Non-Executive Director (2011 to present); member of Remuneration Committee (Chair) and Governance, Risk and Compliance Committee (Chair)

• Chairman, Standards Board for Alternative Investments (2011 to present) (2011 to 2017 as Hedge Fund Standards Board; 2017 to present as Standards Board for Alternative Investments) (U.K.), a global standard-setting body for the alternative investment industry

• Former Non-Executive Director, HM Treasury, the British Government's Economic & Finance Ministry (2012 to 2018)

• Former Non-Executive Director, Millicom International Cellular S.A., an international telecommunications and media company (2014 to 2016); member of the Remuneration Committee (Chair) and Compliance and Business Practices Committee

• Former Non-Executive Chairman, Guardian Media Group plc, a privately held diversified multimedia business in London (2009 to 2013); Non-Executive Director (2007 to 2013)

• Former Vice Chairman and Chief Operating Officer of European Operations, Morgan Stanley, an NYSE-listed global financial services company (2002 to 2006) and Morgan Stanley International Limited, London (2006 to 2007); Senior Adviser (2006 to 2007); Managing Director and Chief Administrative Officer for European Operations (1996 to 2002); Executive Director (1992 to 1996); Vice President (1990 to 1992)

Qualifications and Attributes

Dame Amelia Fawcett, a dual American and British citizen, has many years of extensive and diverse financial services experience. At Morgan Stanley, she served in many roles including Vice Chairman and Chief Operating Officer of Morgan Stanley International and had responsibility for development and implementation of the company's business strategy (including business integration), as well as oversight of the company's operational risk functions, infrastructure support and corporate affairs. Prior to joining Morgan Stanley, she was an attorney at the New York-based law firm of Sullivan & Cromwell, practicing primarily in the areas of corporate and banking law in both New York and Paris. Her service on both the Court of Directors of the Bank of England (the Board of the British Central Bank) and the British Treasury provided her with valuable experience with the complex regulatory and compliance frameworks of the financial industry, both in the U.K. and internationally. Dame Amelia was awarded a CBE (Commander of the Order of the British Empire) and a DBE (Dame Commander of the Order of the British Empire) by the Queen, in both instances for services to the finance industry and in 2018 the Queen made her a Commander of the Royal Victorian Order for services as Chairman of The Prince of Wales's Charitable Foundation. In addition, in 2004, she received His Royal Highness The Prince of Wales's Ambassador Award recognizing responsible business activities that have a positive impact on society and the environment. Dame Amelia's public policy experience and experience in the European banking markets provide a valuable international financial markets perspective to State Street. She formerly has served, or currently serves, in the capacity as governor of the Wellcome Trust, chairman of the Royal Botanic Gardens (Kew) (current), chairman of The Prince of Wales's Charitable Foundation, deputy chairman and governor of the London Business School, a commissioner of the U.S.-U.K. Fulbright Commission, deputy chairman of the National Portrait Gallery, chairman of the American Friends of the National Portrait Gallery and a trustee of Project Hope (current). Dame Amelia received a B.A. degree from Wellesley College and a J.D. degree from the University of Virginia.



WILLIAM C. FREDA

Age 67, Director Since 2014

Board Roles and Committees

- Examining and Audit Committee (Chair)
- Executive Committee
- Risk Committee

Career Highlights

- Retired Senior Partner and Vice Chairman, Deloitte, LLP, a global professional services firm (2011 to 2014); Managing Partner of Client Initiatives (2007 to 2011); member of U.S. Executive Committee
- Chairman, Hamilton Insurance Group, a global insurance and reinsurance company (2014 to present); Director (2014 to 2017); Chairman (2017 to present)
- Director, Guardian Life Insurance Company, a mutual life insurance company (2014 to present)
- Former Director, Deloitte Touche Tohmatsu Limited (2007 to 2013); member of Risk Committee (Chairman) (2011 to 2013) and Audit Committee (Chairman) (2008 to 2011)

Qualifications and Attributes

As senior partner and vice chairman of Deloitte, LLP, Mr. Freda served Deloitte's most significant clients and maintained key relationships, acting as a strategic liaison to the marketplace as well as to professional and community organizations. Mr. Freda joined Deloitte in 1974 and built a distinguished record of service during his 40-year career, having served on a wide range of multinational engagements for many of Deloitte's largest and most strategic clients. Mr. Freda brings to the Board key insight and perspective on risk management, international expansion and client relationships gained through his extensive experience interacting with audit committees, boards of directors and senior management. He serves as a trustee of Bentley University. Previously, Mr. Freda has served as the chairman of Catholic Community Services, the United Way of Essex and West Hudson and the AICPA Insurance Companies Committee and was a U.S. Representative to the International Accounting Standards Committee's Insurance Steering Committee. Mr. Freda received a B.S. in accounting from Bentley University.



SARA MATHEW

Age 64, Director Since 2018

Board Roles and Committees

- Nominating and Corporate Governance Committee
- Risk Committee

Career Highlights

- Retired Chairman and Chief Executive Officer, Dun & Bradstreet Corporation, an NYSE-listed international commercial data and analytics provider (2010 to 2013); President and Chief Operating Officer (2007 to 2009); Chief Financial Officer (2001 to 2007)
- Non-Executive Chairman, Federal Home Loan Mortgage Company, a government-sponsored firm operating in the secondary residential mortgage market (2019 to present); Director (2013 to present); member of Audit Committee (Chair), Executive Committee and Nominating and Governance Committee
- Director, Reckitt Benckiser Group plc, an FTSE-listed Health and hygiene company (2019 to present); member of Audit Committee
- Former Director, Campbell Soup Company, an NYSE-listed consumer food producer (2005 to 2019); member of Audit Committee (Chair) and Finance and Corporate Development Committee
- Former Director, Shire Plc, a Nasdaq-listed FTSE 25 biopharmaceutical company (2015 to 2019; prior to acquisition by Takeda Pharmaceutical Company Limited in 2019); Chair of Audit and Risk Committee and member of Compliance and Nomination and Governance Committee
- Former Director, Avon Products, Inc., an NYSE-listed beauty, household and personal care products manufacturer (2014 to 2016)
- Former Vice President of Finance, ASEAN, Australasia and India, Procter and Gamble Company, an NYSE-listed international manufacturer of consumer goods (2000 to 2001); Controller and Chief Financial Officer, Baby-Care and Paper Products (1998 to 2000); other various positions through her 18-year tenure

Qualifications and Attributes

In her prior role as chairman and chief executive officer of Dun & Bradstreet Corporation, Ms. Mathew led the company's transformation from a data collection business into an innovative provider of data analytics and insights. Prior to her role as chairman and chief executive officer, she served as president and chief operating officer, overseeing the company's consumer segments, and chief financial officer where she initiated and managed the redesign of the company's accounting processes and controls. Before joining Dun & Bradstreet Corporation, Ms. Mathew held various positions at Procter and Gamble Company within finance, accounting, investor relations and brand management. Her deep background in finance, technology, corporate strategy and operations, combined with her experiences leading and overseeing a diverse assortment of international consumer-focused companies and transformational initiatives, allows Ms. Mathew to provide a unique, innovative and global perspective to State Street. Ms. Mathew received a B.S. degree in physics, mathematics and chemistry from the University of Madras, India and an M.B.A. degree in finance and marketing from Xavier University.



WILLIAM L. MEANEY

Age 59, Director Since 2018

Board Roles and Committees

- Human Resources Committee

- Technology and Operations Committee

Career Highlights

- President, Chief Executive Officer and Director, Iron Mountain, Inc., an NYSE-listed information management and data backup and recovery company (2013 to present)

- Former Director, Qantas Airways, an Australian Securities Exchange-listed airline (2012 to 2018); member of the Safety, Health, Environment and Security Committee and the Remuneration Committee

- Former Chief Executive Officer, Zuellig Group, a privately owned long-term holding company based in Hong Kong (2004 to 2012)

Qualifications and Attributes

Mr. Meaney, a citizen of the United States, Switzerland and Ireland, has extensive domestic and international business experience across both established and emerging markets. As the president and chief executive officer of Iron Mountain, he has continued to lead the company as it evolves and expands its secure storage and digital transformation offerings. Before joining Iron Mountain, Mr. Meaney was the chief executive officer of Zuellig Group, where he was responsible for a diverse portfolio of Asia Pacific businesses that spanned a variety of heavily regulated and consumer-based industries, including health care, agriculture, pharmaceuticals and materials handling. He has held several senior positions throughout the airline industry, including chief commercial officer of Swiss International Airlines and executive vice president of South African Airways, founded and managed his own consulting firm and served as an operations officer with the U.S. Central Intelligence Agency. Mr. Meaney provides State Street's Board with an acute global viewpoint on corporate strategy and business expansion founded upon his background in leading and developing large U.S. and international companies. Mr. Meaney is a member of both the FM Global advisory board and President's Council of Massachusetts General Hospital and is a former trustee of Rensselaer Polytechnic Institute and Carnegie Mellon University. He holds a B.S. degree from Rensselaer Polytechnic Institute and an M.B.A. from Carnegie Mellon University.



RONALD P. O'HANLEY

Age 63, Director Since 2019

Board Roles and Committees

Chairman of the Board

- Executive Committee (Chair)

- Risk Committee

- Technology and Operations Committee

Career Highlights

- State Street Corporation, Chairman (2020 to present); President and Chief Executive Officer (2019 to present); President and Chief Operating Officer (2017 to 2019); Vice Chairman (2017); Chief Executive Officer and President, State Street Global Advisors (2015 to 2017)

- Director, Unum Group, an NYSE-listed provider of financial protection benefits in the United States and United Kingdom (2015 to present); member of the Human Capital Committee and Governance Committee

- Former President of Asset Management & Corporate Services, Fidelity Investments, Inc., a multinational financial services corporation (2010 to 2014)

- Former Chief Executive Officer and President, BNY Mellon Asset Management (2007 to 2010)

Qualifications and Attributes

Mr. O'Hanley joined State Street in 2015 to lead State Street's investment management business as the Chief Executive Officer and President of State Street Global Advisors. Since that time, he has held several senior leadership positions within the Company, serving as Vice Chairman from January 2017 to November 2017 and President and Chief Operating Officer from November 2017 to February 2019. Effective January 1, 2019, Mr. O'Hanley began his service as Chief Executive Officer and as a member of the Board of Directors and effective January 1, 2020, he was appointed Chairman of the Board. His extensive leadership, executive management and operational experience over the last three decades in asset management and global financial services provides the Board with the experience necessary to help navigate the Company's strategic priorities on data management, client experience and technology enhancement. Mr. O'Hanley received a B.A. degree from Syracuse University and an M.B.A. from Harvard Business School.



SEAN O'SULLIVAN

Age 64, Director Since 2017

Board Roles and Committees

- Risk Committee
- Technology and Operations Committee

Career Highlights

- Retired Group Managing Director and Group Chief Operating Officer, HSBC Holdings, plc., an NYSE-listed banking and financial services organization (2011 to 2014); Executive Director and Chief Technology and Services Officer, HSBC Bank plc. (2007 to 2010); other various positions throughout his 34-year tenure

Qualifications and Attributes

As the Group Managing Director and Group Chief Operating Officer of HSBC Holdings, plc., Mr. O'Sullivan led the bank's global operations and information technology functions, with worldwide responsibilities for business transformation, organizational restructuring and operational effectiveness. Prior to assuming the role of Group Managing Director and Group Chief Operating Officer, Mr. O'Sullivan held various positions throughout HSBC in the U.S., Canada and Europe. His long tenure at HSBC provided him with valuable experience with the operational and technology challenges faced by a large, global financial institution as well as the management of overall company effectiveness and efficiency, including development of a global approach to expense management and operational risk management.
Mr. O'Sullivan is a member of the Information Technology Advisory Committee at the University of British Columbia and a former trustee of the York University Foundation. He is a dual citizen of Canada and the U.K. and received a B.A. degree from the Ivey School of Business at Western University.



RICHARD P. SERGEL

Age 70, Director Since 1999

Board Roles and Committees

- Examining and Audit Committee
- Executive Committee
- Human Resources Committee (Chair)
- Nominating and Corporate Governance Committee

Career Highlights

- Retired President and Chief Executive Officer, North American Electric Reliability Corporation (NERC), a self-regulatory organization for the bulk electricity system in North America (2005 to 2009)

- Director, Emera, Inc., a Toronto Stock Exchange-listed energy and services company (2010 to present)

- Former President and Chief Executive Officer, New England Electric System (and its successor company, National Grid USA), an NYSE-listed electric utility (1998 to 2004)

Qualifications and Attributes

Mr. Sergel's responsibilities as chief executive officer of the North American Electric Reliability Corporation included imposing statutory responsibility and regulating the industry through adoption and enforcement of standards and practices. To do so, he led NERC to establish the first set of legally enforceable standards for the U.S. bulk power system. Prior to joining NERC, he spent 25 years with the New England Electric System, where he oversaw the merger with National Grid in 2000. His extensive practical and technical expertise in navigating the energy market through regulatory change and major transactions offers the Board important perspective on the evolving financial services industry and regulatory environment. Mr. Sergel served in the United States Air Force reserve from 1973 to 1979 and has served as a director of Jobs for Massachusetts and the Greater Boston Chamber of Commerce. He is a former trustee of the Merrimack Valley United Way and the Worcester Art Museum, prior chairman of the Consortium for Energy Efficiency and was a member of the Audit Committee for the Town of Wellesley, Massachusetts. Mr. Sergel received a B.S. degree from Florida State University, an M.S. from North Carolina State University and an M.B.A. from the University of Miami.



GREGORY L. SUMME

Age 63, Director Since 2001

Board Roles and Committees

- Executive Committee
- Human Resources Committee
- Nominating and Corporate Governance Committee (Chair)

Career Highlights

- Managing Partner and Founder, Glen Capital Partners, LLC, an alternative asset investment fund (2013 to present)

- Former Managing Director and Vice Chairman of Global Buyout, Carlyle Group, a Nasdaq-listed global asset manager (2009 to 2014)

- Former Chairman, Chief Executive Officer and President, PerkinElmer, Inc., an NYSE-listed developer and producer of life science equipment and services (1998-2009)

- Director, NXP Semiconductors, a Nasdaq-listed semiconductor manufacturer (2010 to present) (Director, 2010 to 2015 and Chairman, 2013 to 2015 as Freescale Semiconductor, Inc., prior to its acquisition by NXP Semiconductors in 2015; 2015 to present as NXP Semiconductors)

- Former Director, LMI Aerospace, a Nasdaq-listed designer and provider of aerospace structures (2014 to 2017)

Qualifications and Attributes

Mr. Summe has extensive management experience leading large and complex corporate organizations in evolving environments. While vice chairman of Carlyle Group, he was responsible for buyout funds in financial services, infrastructure, Japan, the Middle East and African markets and served on the firm's operating and investment committees. His experience in private equity has afforded him a deepened exposure to understanding varied business models, practices, strategies and environments and assessing value in varied international regions. During his tenure as chairman and chief executive officer at PerkinElmer, Mr. Summe led the company's transformation from a diversified defense contractor to a technology leader in health sciences. Prior to joining PerkinElmer, Mr. Summe held leadership positions at AlliedSignal (now Honeywell), General Electric and McKinsey & Co. Mr. Summe holds B.S. and M.S. degrees in electrical engineering from the University of Kentucky and the University of Cincinnati, respectively, and an M.B.A. with distinction from the Wharton School of the University of Pennsylvania. He is also in the Engineering Hall of Distinction at the University of Kentucky.

DIRECTOR NOT STANDING FOR REELECTION AT THE 2020 ANNUAL MEETING

Kennett F. Burnes' service as a director will end at the 2020 annual meeting of shareholders and the Board thanks him for his service. Mr. Burnes currently serves on the Human Resources Committee, Nominating and Corporate Governance Committee and Technology and Operations Committee. He has been a member of the Board since 2003 and preceded Amelia Fawcett as the independent Lead Director.

Executive Compensation

Compensation Discussion and Analysis

In this compensation discussion and analysis, or CD&A, we describe our approach to executive compensation, including our philosophy, design and process and the alignment of our incentive compensation with our risk management principles. We also describe compensation decisions for 2019 for the following named executive officers, or NEOs:

- **Ronald P. O'Hanley** — President and Chief Executive Officer

- **Eric W. Aboaf** — Executive Vice President and Chief Financial Officer

- **Francisco Aristeguieta** — Executive Vice President and Chief Executive Officer for International Business

- **Jeffrey N. Carp** — Executive Vice President, Chief Legal Officer and Secretary

- **Andrew J. Erickson** — Executive Vice President and Head of Global Services

In this CD&A, references to the Committee are references to the Human Resources Committee of the Board.

Executive Summary

To better align pay outcomes with both individual and corporate performance results for the year, including providing a more direct link to annual corporate results, the Committee approved a new compensation structure as described under the heading "New Compensation Program Features for the 2019 Compensation Year." The payout under the 2019 program is determined based on individual performance (60% of the incentive award target) and corporate performance (40% of the incentive award target).

Corporate Performance Summary

2019 began with significant challenges, including financial market weakness, falling interest rates and increased client fee pricing pressure, and our revenue, pre-tax margin, diluted earnings per share (EPS) and return on average common equity (ROE) all decreased in 2019 from 2018. In the face of these headwinds, we acted aggressively to stabilize revenues and reduce expenses and made progress on key business objectives. Actions included:

- strengthening our value proposition to clients, including the ongoing build-out of our front-to-back State Street Alpha platform

- successfully executing a firm-wide expense savings program that exceeded initial targets and resulted in approximately $415 million in gross expense savings during 2019

- reorganized the leadership of our multi-regional international business under a single executive to further our growth objectives

Due to these actions and the steady recovery of U.S. average market levels in 2019, **our financial results in the second half of the year improved relative to the first half of the year**. Total revenue for the second half of the year increased by approximately 3%, total fee revenue increased approximately 2% and EPS increased approximately 7%, in each case relative to the first half of the year. With regard to risk management performance, we made progress on initiatives to improve our financial risk posture, but did not achieve desired non-financial risk improvement. While we know more is required for us to advance our overall performance, we are nonetheless confident in the trajectory of our business and focused on continuing to improve our performance.

In determining our NEOs' compensation for 2019, the Committee evaluated State Street's overall corporate performance. Consistent with prior years, this evaluation included a structured assessment of corporate performance based on three discrete scorecards that capture State Street's annual performance against financial, business and risk management objectives. Improvement in the second half of the year, particularly with respect to financial and business performance, tempered the disappointing start to 2019. However, the Committee concluded that State Street's full year Overall Performance was Below Expectations as a result of financial and risk management performance against objectives. Our corporate performance is described in more detail under the heading "2019 Compensation Decisions—Corporate Performance." The Committee's conclusions are shown below:

Corporate Performance Scorecards	2019 Committee Evaluation
Financial Performance	Below Expectations
Business Performance	At Expectations
Risk Management Performance	Below Expectations
Overall Performance	**Below Expectations**

Corporate Performance Evaluation Outcome. Based on the Committee's evaluation of State Street's overall performance, the Committee applied a 62.5% factor against target for the corporate component of the 2019 incentive awards made to all executive officers, as described below.

NEO Performance Summary

In determining our NEOs' compensation for 2019, the Committee also evaluated each NEO's individual performance, including assessments of:

- financial, business and risk management objectives derived from the corporate scorecards

- leadership and talent-related performance, including a focus on diversity and inclusion and employee engagement and development

While overall corporate performance for 2019 was Below Expectations, State Street's management team took a number of actions that delivered strong results in the second half of 2019, reversing unsatisfactory revenue trends and exceeding expense management goals. The Committee's review of each NEO's individual performance is discussed in more detail in the discussion under "2019 Compensation Decisions—Individual Performance and Compensation Decisions" below.

NEO Incentive Compensation Decisions

For 2019, the Committee awarded our NEOs total incentive awards ranging from 83% to 97% of target, reflecting both our performance as a company as well as each NEO's individual performance, as described in more detail under the heading "2019 Compensation Decisions—Individual Performance and Compensation Decisions."

Given Mr. O'Hanley's responsibility as Chief Executive Officer for overall company performance, the Committee's decision on his compensation was primarily driven by its evaluation of overall company results, and he received a total incentive award of 83% of target. This decision resulted in equity- and cash-based incentive elements below target, as presented in the chart below:



NEO Incentive Compensation Mix[1]

Incentive awards are delivered through four award vehicles, as described in the "Compensation Vehicles and Design" table below. The incentive compensation mix emphasizes deferral and performance-based equity. 90% of incentive awards for our NEOs are deferred. In addition, 67% of our CEO's and 62% of our other NEOs' equity awards are performance-based restricted stock units, referred to as performance-based RSUs. This structure is designed to drive financial performance and to align incentives with the performance experienced by our shareholders. For 2019, incentive awards were delivered in: performance-based RSUs; deferred stock awards, referred to as DSAs; deferred value awards (deferred cash), referred to as DVAs; and immediate cash, as shown below:



(1) Does not include Mr. Aristeguieta. In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with 2019 incentive compensation via a pay mix consisting of: 40% performance-based RSUs; 25% DSAs; 20% DVAs; and 15% cash.

Sound Compensation and Corporate Governance Practices

Our NEO compensation practices are designed to support good governance and mitigate against excessive risk-taking. We regularly review and refine our governance practices considering several factors, including feedback from ongoing engagement with our shareholders.



What We Do

- Long-term performance-based equity awards in the form of performance-based RSUs
- Significant deferred equity- and cash-based incentive compensation
- Active engagement with shareholders on compensation and governance issues
- Close interaction between the Human Resources Committee and our Risk Committee and Examining and Audit Committee
- Independent compensation consultant

- Clawback and forfeiture provisions to permit recoupment of incentive compensation
- "Double-trigger" change-of-control required for deferred incentive compensation acceleration and cash payments
- Stock ownership policy, including holding requirements for NEOs who are below full ownership guidelines
- Non-compete and other restrictive covenants
- Annual review of incentive compensation design for alignment with risk management principles



What We Do Not Do

- No change-of-control excise tax gross-up
- No "single-trigger" change-of-control vesting or cash payments
- No option repricing

- No short-selling, options trading, hedging or speculative transactions in State Street securities
- No tax gross-ups on perquisites[1]
- No multi-year guaranteed incentive awards

(1) Excluding certain international assignment and relocation benefits.

Shareholder Outreach and "Say-on-Pay"

In reviewing compensation design and governance practices, the Committee considers market trends and regulatory guidance, as well as other factors, including shareholder feedback. The Committee receives feedback from our shareholders through two primary channels:

- *Shareholder Outreach.* We engage with our largest shareholders to understand their perspectives on our compensation and governance programs. For 2019, we engaged or requested engagement with shareholders representing more than half of our outstanding common stock

- *"Say-on-Pay."* At our annual shareholder meeting, we ask our shareholders to approve a non-binding advisory proposal on executive compensation. At our 2019 annual meeting, our shareholders approved the proposal with over 90% of the votes cast

Based on discussions with our shareholders and the results of our "say-on-pay" vote, the Committee believes that our shareholders support our overall executive compensation program. For the 2019 compensation year, we therefore continued many of the elements of our existing compensation program, such as maintaining a high level of performance-based equity and deferral for incentive compensation awards to our NEOs. One area of specific discussion we had with several of our shareholders in recent years involved the clarity and transparency of the relationship between individual pay outcomes and company performance. For example, several shareholders requested additional detail on the relationship between scorecard-based evaluations of corporate performance and individual pay decisions. These discussions, together with long-term strategic and other considerations, informed the changes to the structure of our compensation program for 2019, described under "New Compensation Program Features for the 2019 Compensation Year," below.

Compensation Philosophy

State Street's compensation program for NEOs and other executive officers aims to:

- attract, retain and motivate superior executives and drive strong leadership behaviors
- reward those executives for meeting or exceeding individual and company financial and business objectives
- drive long-term shareholder value and financial stability
- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation
- provide equal pay for work of equal value
- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

New Compensation Program Features for the 2019 Compensation Year

To better align pay outcomes with both corporate and individual performance results for the year, the Committee approved a new compensation structure. The changes from the pre-2019 compensation program along with the associated rationale are outlined below:

Comparison of Pre-2019 Compensation Program vs. 2019 Compensation Program for NEOs

Pre-2019 Compensation Program	2019 Compensation Program
Incentive Compensation Targets and Delivery Vehicles	
• Separate annual and long-term incentive targets established for each executive officer • Annual incentive award varied within a range of 0 – 200% of target and was delivered through immediate cash and DVAs • Long-term incentive award varied within a range of 80 – 120% of target and was delivered through performance-based RSUs and DSAs	• A single total incentive target established for each executive officer • Incentive award may vary within a range of 0 – 200% of target and is delivered through the same four vehicles used previously and described below • To determine final incentive value, target is split into individual performance and corporate performance components
Determining Individual Compensation Awards	
• Annual incentive award driven by enterprise-and individual-level scorecard-based evaluations of financial, strategic and risk management performance • Long-term incentive award driven by State Street's long-term performance trend and the core responsibilities associated with the NEO's role over time, including leadership and talent-related performance	• Individual performance component driven by individual-level scorecard-based evaluations of financial, business, risk and leadership and talent-related performance • Corporate performance component driven by enterprise-level scorecard-based evaluations of financial, business and risk management performance • Individual and corporate performance component values are summed and delivered through established incentive award mix





Rationale for Changes

- Separate individual and corporate performance components provide clearer accountability for individual and corporate results
- Pay structure results in a wider range of possible pay outcomes and more closely links equity-based awards to current year performance
- Individual performance component increases individual accountability for current year outcomes and results in greater pay variability
- The same factor is applied to the corporate performance component for all executive officers, providing a more transparent link to annual corporate results and promoting shared accountability

Accordingly, the Committee used the following framework to determine 2019 compensation year awards for the NEOs:



Preliminary Incentive Compensation (IC) Recommendation

Individual Component
(Individual Performance = 60% of Total IC Target)

Corporate Component
(Corporate Performance = 40% of Total IC Target)

Based on performance against individual objectives:

- Financial
- Business
- Risk Excellence
- Leadership & Talent

Based on Corporate Performance scorecards:

- Financial
- Business
- Risk Excellence

Consideration of Other Factors

- Committee and Other Directors' Evaluation of the NEOs

- Market compensation levels, trends, and practices

- Relative Performance vs. Peer Companies[1]

Outcome & Delivery

Final CEO IC delivered in:

- 10% Immediate Cash
- 15% Deferred Value Awards
- 25% Deferred Stock Awards
- 50% Performance-based RSUs (represents **67%** of equity delivered)

Final Other NEO IC delivered in[2]:

- 10% Immediate Cash
- 25% Deferred Value Awards
- 25% Deferred Stock Awards
- 40% Performance-based RSUs (represents **62%** of equity delivered)

(1) Our 15-company compensation peer group is described below under the heading, "Other Elements of Our Process—Peer Group and Benchmarking."

(2) In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with 2019 incentive compensation via a pay mix consisting of: 40% performance-based RSUs; 25% DSAs; 20% DVAs; and 15% cash.

Compensation Vehicles and Design

Compensation Design. Total compensation for 2019 was delivered via base salary and incentive compensation. Incentive compensation for 2019 was delivered through the following vehicles:

Vehicle	Vehicle Description	Considerations and Rationale
Equity-Based Incentive Compensation **(75% of incentive compensation for CEO; 65% for Other NEOs)**		
Performance-Based Restricted Stock Units (RSUs)	• Number of performance-based RSUs ultimately earned based on State Street's average annual ROE and pre-tax margin over the three-year performance period (2020 – 2022) • ROE and pre-tax margin weighted equally in determining the performance-based RSU payout, resulting in a total payout range of 0 – 150%, shown in the table below	• Equity-based compensation directly aligns the rewards and risks shared by our NEOs and our shareholders • Performance-based RSUs are aligned with our long-term performance and financial goals • Performance-based RSUs granted for 2019 and 2018 performance included pre-tax margin as a second metric in equal weight with ROE, further aligning NEO compensation with our business strategy

50% Weighting				50% Weighting				
ROE	**ROE Performance**			**Pre-tax Margin**	**Pre-tax Margin Performance**			**Total Payout Range**
< 8%	No Payout	**+**		< 24%	No Payout	**=**		
8.0%	Threshold			24.0%	Threshold			0 – 150% Total Payout
13.0%	Target			29.0%	Target			
≥ 18.0%	Maximum			≥ 34.0%	Maximum			

	• Performance-based RSUs ultimately earned "cliff" vest in one installment in February 2023 • Paid in State Street shares upon vesting	
Deferred Stock Awards (DSAs)	• DSAs vest ratably in four equal annual installments (with the first installment vesting in February 2021) • Paid in State Street shares upon vesting	• Subject to vesting requirements • Equity-based compensation directly aligns the rewards and risks shared by our NEOs and our shareholders
Cash-Based Incentive Compensation **(25% of incentive compensation for CEO; 35% for Other NEOs)**		
Deferred Value Awards (DVAs)	• DVAs are notionally invested in a money market fund • Vest ratably in 16 quarterly installments (with the first installment vesting in May 2020) • Paid in cash upon vesting	• Subject to vesting requirements
Immediate Cash (non-deferred)	• Immediate cash award	• Provides a limited immediate incentive

Recourse Provisions. All incentive compensation awards for our NEOs are subject to clawback and forfeiture provisions. For more information, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms" below.

Restrictive Covenants. Each of the deferred incentive compensation awards granted to our NEOs in 2019 includes restrictive covenants concerning non-competition and non-solicitation.

2019 Compensation Decisions

Total Compensation Approach

The Committee evaluates individual compensation for our NEOs and other executive officers by looking at total direct compensation, consisting of base salary and incentive compensation. The Committee evaluates base salary and incentive compensation levels at least annually.

Base Salary. Base salary is a relatively small portion of total compensation for the NEOs. None of the NEOs received a base salary increase in 2019.

Setting Individual Incentive Compensation Targets. The Committee establishes incentive compensation targets for our NEOs each year. The targets are based on each executive's role and responsibilities, performance trend, competitive and market factors and internal equity.

For 2019, each NEO's target total compensation was allocated as follows:

Name	Base Salary Rate	Total Target Incentive Compensation	Target Total Compensation
Ronald P. O'Hanley	$800,000	$13,200,000	$14,000,000
Eric W. Aboaf	700,000	5,800,000	6,500,000
Francisco Aristeguieta[1]	704,000	6,800,000	7,504,000
Jeffrey N. Carp	650,000	5,500,000	6,150,000
Andrew J. Erickson	500,480	6,009,600	6,510,080

(1) In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with compensation designed to maintain his 2019 compensation near his expected level of compensation at his prior employer.

Determining Incentive Compensation Awards. Following the end of the performance year, the Committee evaluates the individual and corporate component values for each NEO in light of input from the CEO (on the other NEOs) as well as other directors, market compensation levels, trends and practices and corporate financial performance relative to peers to reach final total incentive award amounts, as described above under "New Compensation Program Features for the 2019 Compensation Year". In evaluating performance, the Committee may consider additional factors or give greater or less weight to any factor.

Once the final incentive compensation amount has been determined, the total incentive value is delivered through the established mix of performance-based RSUs, DSAs, DVAs and immediate cash vehicles described in the "Compensation Vehicles and Design" table above.

Corporate Performance

Framework Evaluation. The corporate performance framework uses a structured evaluation of three discrete, multi-factor scorecards, which contain both quantitative and qualitative metrics, and cover:

- financial performance
- business performance
- risk management performance

The Committee considered the financial, business and risk management performance scorecards in July and December 2019, as well as final 2019 scorecards in early 2020. The full Board of Directors also reviews financial performance at each Board meeting. The Committee's overall evaluation of corporate performance, balancing positive and negative performance outcomes in each of these scorecards, is a primary driver of incentive compensation decisions for our Chief Executive Officer and for the corporate performance incentive factor for our other NEOs.

Under the 2019 compensation program, all executive officers receive the same corporate performance factor for the 40% of their total target incentive that is based on the Committee's evaluation of overall corporate performance. Improvement in the second half of the year, particularly with respect to financial and business performance, tempered the disappointing start to 2019. However, the Committee concluded that State Street's full year performance was Below Expectations as a result of financial and risk management performance against objectives. Consequently, all executive officers received only 62.5% of the corporate performance component of their incentive compensation target, impacting both equity- and cash-based incentive compensation awards. A description of each of the three corporate performance scorecards, including second half trend evaluations, is found below.

Financial Performance. During its evaluation of 2019 performance, the Committee had access to financial results presented in conformity with GAAP, as well as financial results presented on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items. Management believes that this presentation of financial information facilitates an investor's and the Committee's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability. Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C.*

2019 began with significant challenges, including financial market weakness, falling interest rates and increased client fee pricing pressure, and our revenue, pre-tax margin, EPS and ROE all decreased in 2019 from 2018. In the face of these headwinds, we acted aggressively to stabilize revenues and reduce expenses. Actions included strengthening our value proposition to clients, including the ongoing build-out of our front-to-back State Street Alpha platform, and the successful execution of a firm-wide expense savings program that exceeded initial targets and resulted in approximately $415 million in gross expense savings during 2019.

Due to these actions and the steady recovery of U.S. average market levels in 2019, our financial results in the second half of the year improved relative to the first half of the year.

Financial Performance

Performance Scorecard	2019 Performance Highlights	2019 Committee Evaluation

Key Areas Reviewed:

- Revenue
- Expenses
- Pre-tax Margin
- EPS
- ROE
- Structural Expense Savings

Consolidated Financial Performance (excluding notable items, non-GAAP[1])

($ in millions, except per share data)	2019	2018	Change
Total fee revenue	$9,147	$9,462	(3.3)%
Total revenue	11,712	12,139	(3.5)%
Expenses	8,675	8,625	0.6%
Pre-tax margin	25.8%	28.8%	(300) bps
EPS	6.17	7.21	(14.4)%
ROE	10.8%	13.7%	(290) bps

($ in millions, except per share data)	2H 2019	1H 2019	Change
Total fee revenue	$4,627	$4,520	2.4%
Total revenue	5,907	5,805	1.8%
Expenses	4,263	4,412	(3.4)%
Pre-tax margin	27.7%	23.9%	380 bps
EPS	3.48	2.69	29.4%
ROE	11.9%	9.7%	220 bps

Total Shareholder Return (TSR):

	State Street	Peer Group Median[2]	S&P Financial Index
1-Year TSR	29.3%	31.8%	32.1%
3-Year TSR	9.2%	24.8%	40.4%

Full Year Evaluation:
Below Expectations

Second Half Trend:

At Expectations

Additional Financial Performance Detail
(excluding notable items, non-GAAP[1])

Full Year 2019

- Revenue declined approximately 3% from 2018, reflecting the elevated level of industry servicing fee pricing pressure, which began to moderate for us in the second half of 2019

- Expenses were well managed in 2019, up slightly from 2018 reflecting our acquisition of Charles River Development, which closed on October 1, 2018. We achieved approximately $415 million in structural/ gross expense savings in 2019, exceeding our initial goal of $350 million

- 2019 pre-tax margin, EPS and ROE declined from 2018

- We returned a total of $2.3 billion to our shareholders during 2019 in the form of common stock dividends and share repurchases

- 2019 revenue growth, EPS and ROE were in the bottom quartile relative to our peer group on a GAAP basis. Our one-year TSR improved from (34.0%) in 2018 to 29.3% in 2019, but was slightly below our peer group median

1H to 2H 2019

- Total revenue and fee revenue both increased approximately 2% and servicing fees increased approximately 3% in the second half of 2019 relative to the first half of 2019

- Expenses decreased from the first half of 2019 by approximately 3% for the second half of 2019 as the company executed on its expense savings plan

- Pre-tax margin increased from the first half of 2019 by 380 bps to 27.7% for the second half of 2019

- EPS increased from the first half of 2019 by $0.79 in the second half of 2019

- ROE increased from the first half of 2019 by 220 bps to 11.9% for the second half of 2019

- We increased our quarterly dividend 11% to $0.52 per share for each of the third and fourth quarters of 2019

(1) Financial results are presented on a non-GAAP basis in this section, unless otherwise noted. Non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of notable items outside of State Street's normal course of business. Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP. For a reconciliation of non-GAAP measures presented in this CD&A, see *Appendix C*.

(2) Our 15-company compensation peer group is described below under the heading, "Other Elements of Our Process—Peer Group and Benchmarking."

Business Performance

Performance Scorecard	2019 Performance Highlights	2019 Committee Evaluation

Key Goals:
 	
• Be an essential partner—trusted, strategic and proactive
• Develop a scalable, configurable end-to-end operating model that sets the industry standard
• Establish initial version of our front-to-back platform
• Establish leadership in our key products
• Be a global destination for talent and become a high performing organization
	• Took key actions to drive our strategic and operational objectives, including:
	  – rolling out State Street Alpha, the industry's first front-to-back platform from a single provider;
	  – re-engineering asset servicing design in support of our planned end-to-end operating model;
	  – completing our senior executive client coverage model for our largest clients; and
	  – implementing a new pricing committee that has brought a firm-wide view to client relationships, profitability and new revenue opportunities
	• Aligned our operating model by combining Operations, Technology and Delivery teams to strengthen business and operational connectivity
	• Initiated a systematic transformation of State Street with a goal of improving client, employee and shareholder experience
	• Broadened the composition of the company's Management Committee, our most senior strategy and policy-making team, resulting in a more globally-focused and diverse body
	• Reorganized the leadership of our multi-regional international business under a single executive to further our growth objectives
		Full Year Evaluation:
		At Expectations
		
		Second Half Trend:
		Consistent with Full Year Evaluation

Risk Management Performance

Performance Scorecard	2019 Performance Highlights	2019 Committee Evaluation
Key Areas Reviewed: • Financial and non-financial risks • Progress against risk and compliance commitments and risk mitigation programs • Process improvements in higher risk areas or activities	• Did not achieve desired non-financial risk improvement • Demonstrated positive trends in financial risk performance, including across measures of the Company's credit, asset liability management, liquidity and capital adequacy activities • Experienced higher operational loss rates relative to the last two years due to increased re-investment in enterprise change programs • Completed the Federal Reserve's 2019 CCAR process, without the Federal Reserve objecting to our 2019 capital plan	**Full Year Evaluation:** Below Expectations *Second Half Trend:* *Consistent with Full Year Evaluation*

State Street's 2019 performance is reviewed in greater detail, along with relevant risks associated with our business, results of operations and financial condition, in our 2019 annual report on Form 10-K, which accompanies this proxy statement and was previously filed with the SEC.

Individual Performance and Compensation Decisions

In evaluating each NEO's individual performance, the Committee reviewed performance scorecards derived from our corporate performance goals and tailored to each NEO in the following areas: financial; business; risk management; and leadership and talent. Performance highlights and the Committee's incentive compensation and total compensation decisions for 2019 for the NEOs are presented in the summaries below. For detail on the relationship between the 2019 amounts reported in the summaries below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables, please refer to the discussion under "2019 Compensation Decisions—Individual Compensation Decisions" below.

Ronald P. O'Hanley, President and Chief Executive Officer

2019 Performance Highlights

Financial	Business	Risk Excellence	Leadership & Talent
• Took swift actions to address financial headwinds – Stabilized servicing fee revenues – Announced approximately $1.8 trillion in new servicing business wins – Announced a State Street record level of assets under management reflecting higher market levels and net inflows of approximately $100 billion • Revenue declined from 2018, reflecting the elevated level of industry servicing fee pricing pressure; pre-tax margin, EPS and ROE each declined from 2018 • Actively managed expenses, driven by new resource discipline, process reengineering and automation efforts. Exceeded initial target of $350 million in gross expense savings, finishing the year at approximately $415 million	• Executed against our strategic and operational objectives – Launched State Street Alpha, the industry's first front-to-back platform from a single provider; signed first four Alpha clients – Re-engineered asset servicing design to support our planned end-to-end operating model – Completed our senior executive client coverage model for our largest clients • Combined Operations, Technology and Delivery teams to strengthen business and operational connectivity • Initiated a systematic transformation of State Street with a goal of improving client, employee and shareholder experience	• Improved transparency and accountability across senior leadership team to strengthen risk excellence in key focus areas • Completed CCAR 2019, allowing for a capital return of approximately 116% of earnings[1], and executed an additional capital action, in addition to our original CCAR plan, with a redemption of $750M of preferred equity • Enhanced Anti-Money Laundering program, Liquidity Risk, Model Risk Management and Recovery and Resolution Planning • Demonstrated positive trends in financial risk performance • Did not achieve desired non-financial risk improvement • Experienced higher operational loss rates relative to the last two years as re-investment through enterprise change programs has increased	• Completed transition into Chief Executive Officer position • Reorganized the leadership of our multi-regional international business under a single executive to further our growth objectives • Broadened Management Committee to drive global strategies and improve diversity • Improved company-wide performance management processes with a focus on improving employee engagement and recognition • Identified and articulated cultural traits and behaviors required to achieve strategic objectives

Compensation for 2019

Mr. O'Hanley received total compensation of $11,800,000 for 2019. This compensation is an increase from his total compensation for 2018, which reflected his prior role of President and Chief Operating Officer. The individual component of his incentive was 97% of target reflecting both overall corporate results as well as his leadership on actions taken in light of the significant challenges described earlier. State Street's corporate component was 62.5% of target for all executive officers. These components resulted in Mr. O'Hanley receiving total incentive compensation of $11,000,000 for 2019, representing **83% of target**.



2019 Total Compensation Mix: Mr. O'Hanley

Base Salary 7%
Cash 9%
DVAs 14%
DSAs 23%
Performance-Based RSUs 47%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 84%   Total Equity-Based Compensation: 70%
Non-Deferred Compensation: 16%   Total Cash-Based Compensation: 30%

(1) Capital return represents total common stock dividends and common stock purchases of $2,331 million during 2019 as a percentage of net income available to common shareholders for the year ended December 31, 2019 of $2,009 million.

Eric W. Aboaf, Chief Financial Officer

2019 Performance Highlights

As Chief Financial Officer, Mr. Aboaf responded to challenges in the revenue environment with strong leadership and execution

- Revenue declined from 2018, reflecting the elevated level of industry servicing fee pricing pressure; pre-tax margin, EPS and ROE each declined from 2018
- Enhanced net interest income performance with additional deposit gathering initiatives
- Actively managed expenses, driven by new resource discipline, process reengineering and automation efforts. Exceeded initial target of $350 million in gross expense savings, finishing the year at approximately $415 million
- Implemented process improvements in financial reporting to drive increased internal transparency and accountability
- Completed CCAR 2019, allowing for a capital return of approximately 116% of earnings[(1)], and executed an additional capital action, in addition to our original CCAR plan, with a redemption of $750M of preferred equity
- Demonstrated positive trends in financial risk performance
- Did not achieve desired non-financial risk improvement
- Effectively progressed headcount management and diversity initiatives in the Finance function
- Assumed responsibility for our Global Credit Finance Division, which offers a broad array of credit and liquidity products spanning various sectors to support our clients' financing needs

Compensation for 2019

Mr. Aboaf was awarded total compensation of $6,325,000 for 2019. The individual component of his incentive was 120% of target. State Street's corporate component was 62.5% of target for all executive officers. These components resulted in Mr. Aboaf receiving total incentive compensation of $5,625,000 for 2019, representing **97% of target**.

2019 Total Compensation Mix: Mr. Aboaf


Base Salary 11%
Cash 9%
DVAs 22%
DSAs 22%
Performance-Based RSUs 36%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 80%
Non-Deferred Compensation: 20%

Total Equity-Based Compensation: 58%
Total Cash-Based Compensation: 42%

(1) Capital return represents total common stock dividends and common stock purchases of $2,331 million during 2019 as a percentage of net income available to common shareholders for the year ended December 31, 2019 of $2,009 million.

Francisco Aristeguieta, Chief Executive Officer for International Business

2019 Performance Highlights

Mr. Aristeguieta joined State Street in July of 2019 as Chief Executive Officer for International Business and made significant progress on international strategy while establishing strong partnerships with the global leadership team

- Developed a new vision, strategy and organizational design for sustainable growth, consistency and scale across the firm's global businesses
- Identified Latin America as a growth priority, developed a new strategy and enhanced resource deployment in the region
- Quickly established effective relationships with senior leaders across the globe to assess current state, focusing on opportunities for improved performance and client outcomes

Compensation for 2019

Mr. Aristeguieta received 2019 incentive compensation of $6,800,000. Including an annualized base salary, his total compensation for 2019 would have been $7,504,000, as reflected in the 2019 Total Compensation Mix chart below. This compensation, together with equity-based awards granted to Mr. Aristeguieta in July 2019 and described under "Other Elements of Compensation—Other Awards and Agreements" below, were designed to provide compensation levels consistent with his expected compensation from his prior employer.

2019 Total Compensation Mix: Mr. Aristeguieta


Base Salary 9%
Cash 14%
DVAs 18%
DSAs 23%
Performance-Based RSUs 36%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 77%
Non-Deferred Compensation: 23%
Total Equity-Based Compensation: 59%
Total Cash-Based Compensation: 41%

Jeffrey N. Carp, Chief Legal Officer and Secretary

2019 Performance Highlights

As Chief Legal Officer and Secretary, Mr. Carp set a high standard for proactive execution, risk excellence and executive collaboration

- Strengthened and evolved our legal, regulatory and security functions globally
- Effectively partnered with other senior leaders to drive targeted outcomes for risk, regulatory and business initiatives, including leading initiatives to create new capacity in risk-weighted assets and optimize capital and liquidity
- Provided a balanced approach to legal matters and overall thought leadership to the executive team, including as an important advisor to the Chief Executive Officer
- Through disciplined resourcing and headcount management, successfully delivered against expense management objectives for the legal, regulatory and security functions
- Provided effective oversight and coordination of overall relationships with regulators

Compensation for 2019

Mr. Carp was awarded total compensation of $5,650,000 for 2019. The individual component of his incentive was 110% of target. State Street's corporate component was 62.5% of target for all executive officers. These components resulted in Mr. Carp receiving total incentive compensation of $5,000,000 for 2019, representing **91% of target**.

2019 Total Compensation Mix: Mr. Carp


Base Salary 11%
Cash 9%
DVAs 22%
DSAs 22%
Performance-Based RSUs 36%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 80%
Non-Deferred Compensation: 20%
Total Equity-Based Compensation: 58%
Total Cash-Based Compensation: 42%

Andrew J. Erickson, Head of Global Services

2019 Performance Highlights

As Head of Global Services, Mr. Erickson strengthened client partnerships through internal leadership and external collaboration

- Took aggressive actions to stabilize and strengthen revenues

- Implemented client initiatives to drive better service quality and deepen relationships

- Completed our senior executive client coverage model for our largest clients

- Introduced a new pricing committee that has brought a firm-wide view to client relationships, profitability and new revenue opportunities

- Introduced a new client onboarding process that enabled us to scale rapidly and take on an industry-leading $1.8 trillion in new servicing wins in 2019

- Successfully launched Global Clients Division, which is responsible for building strategic relationships with our largest and most complex global clients; also assumed responsibility for our Global Marketing Division

Compensation for 2019

Mr. Erickson was awarded total compensation of $6,325,480 for 2019. The individual component of his incentive was 120% of target. State Street's corporate component was 62.5% of target for all executive officers. These components resulted in Mr. Erickson receiving total incentive compensation of $5,825,000 for 2019, representing **97% of target.**



2019 Total Compensation Mix: Mr. Erickson

Base Salary 8%
Cash 9%
Performance-Based RSUs 37%
DVAs 23%
DSAs 23%
Deferred Incentives
Equity-Based Incentives

Deferred Compensation: 83%   Total Equity-Based Compensation: 60%
Non-Deferred Compensation: 17%   Total Cash-Based Compensation: 40%

Individual Compensation Decisions. The Compensation Committee's incentive compensation decisions for 2019 for the NEOs relative to their targets are presented in the table below.

Named Executive Officer	Equity-Based Incentive		Cash-Based Incentive	
	Actual	Target	Actual	Target
Ronald P. O'Hanley	$8,250,000	$9,900,000	$2,750,000	$3,300,000
Eric W. Aboaf	3,656,250	3,770,000	1,968,750	2,030,000
Francisco Aristeguieta[1]	4,420,000	4,420,000	2,380,000	2,380,000
Jeffrey N. Carp	3,250,000	3,575,000	1,750,000	1,925,000
Andrew J. Erickson	3,786,250	3,906,240	2,038,750	2,103,360

(1) In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with compensation designed to maintain his 2019 compensation near his expected level of compensation at his prior employer.

The Committee's total compensation decisions for 2019 for the NEOs are presented in the table below. Note (1) to the table below describes the relationship between the 2019 amounts reported in the table below and those amounts reported in the Summary Compensation Table (as required by SEC rules) and related tables. **While the table below summarizes how the Committee views annual compensation, it is not a substitute for the tables and disclosures required by SEC rules.**

| | | Equity-Based Incentive | | Cash-Based Incentive | | |
Named Executive Officer	Annual Base Salary	Performance-Based RSUs	DSAs	Immediate Cash	DVAs	Total Compensation[1]
Ronald P. O'Hanley	$800,000	$5,500,000	$2,750,000	$1,100,000	$1,650,000	$11,800,000
Eric W. Aboaf	700,000	2,250,000	1,406,250	562,500	1,406,250	6,325,000
Francisco Aristeguieta[2]	704,000	2,720,000	1,700,000	1,020,000	1,360,000	7,504,000
Jeffrey N. Carp	650,000	2,000,000	1,250,000	500,000	1,250,000	5,650,000
Andrew J. Erickson	500,480	2,330,000	1,456,250	582,500	1,456,250	6,325,480

(1) The 2019 compensation described in the table above, which summarizes how the Committee evaluates annual total compensation, differs from the compensation described in the Summary Compensation Table below in the following respects:
— *Annual Base Salary.* The table above reflects the year-end annual base salary rate applicable for each NEO. Column (c) in the Summary Compensation Table presents the amount of base salary actually earned by each NEO during the relevant year.
— *DVAs.* The table above, like the Summary Compensation Table, reflects the value of deferred cash compensation awarded by the Committee for the 2019 performance year. However, the table above does not reflect any dividends credited on DVAs outstanding during 2019, which are described in note (4) to the Summary Compensation Table.
— *Equity-Based Incentive Awards.* The Committee grants equity awards based on the prior year's performance. In the table above, equity awards are shown for the year of performance (i.e., equity granted in 2020 for 2019 performance is shown as 2019 compensation). Under applicable SEC rules, the Summary Compensation Table presents equity awards in the year in which they are granted (e.g., equity granted in 2019 for 2018 performance is shown as 2019 compensation).
— *Other Awards.* In considering Mr. Aristeguieta's 2019 incentive compensation, the Committee did not include the equity-based awards granted to Mr. Aristeguieta in July 2019 and described under "Other Elements of Compensation—Other Awards and Agreements." Those awards were designed to replace deferred compensation at his former employer that Mr. Aristeguieta forfeited to join State Street and are therefore excluded from the Total Compensation column in this table. These awards consist solely of equity-based compensation, which, under applicable SEC rules, are presented in the Summary Compensation Table in the year in which the awards were granted.
— *Total Compensation.* The amounts disclosed above differ from the amounts reported in column (j) of the Summary Compensation Table due to the different methodologies discussed in the notes above. Additionally, this table excludes several items required to be included in the Summary Compensation Table that State Street does not view as primary components of regular annual compensation and therefore were not considered in setting incentive targets or determining incentive awards, such as the change in pension value (which is due solely to variances in actuarial computations over time).

(2) In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with compensation designed to maintain his 2019 compensation near his expected level of compensation at his prior employer.

Prior Year Performance-Based RSU Awards

Performance-based RSUs granted to our NEOs, as described above under "Compensation Vehicles and Design," are subject to the achievement of pre-established performance metrics. Our performance-based RSUs outstanding on December 31, 2019 are summarized below:

Performance Year[1]	Year of Grant	Performance Period	Performance Metric Target	Potential Payout	Payout[2]
2016	2017	2017 – 2019	Average ROE of 11% for the 2017 to 2019 performance period	0 – 140%	107.7% in February 2020 based on an average adjusted ROE of 11.77%
2017	2018	2018 – 2020	Average ROE of 13% for the 2018 to 2020 performance period	0 – 150%	Current estimated payout below target based on 2018 – 2019 average ROE; any payout to be approved by the Committee in February/ March 2021[3]
2018	2019	2019 – 2021	Average ROE of 13% and average pre-tax margin of 29% for the 2019 to 2021 performance period	0 – 150%	Current estimated payout below target based on 2019 ROE and pre-tax margin; any payout to be approved by the Committee in February/ March 2022[3]

(1) For additional information about the terms of these awards, see the discussion below under "Other Elements of Compensation—Adjustment and Recourse Mechanisms," the narrative discussion following the "2019 Grants of Plan-Based Awards" table below, the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2019" table below and our prior year proxy statements.

(2) Achievement of ROE and pre-tax margin targets for performance-based RSUs is subject to adjustment for pre-established, objectively determinable factors. For the 2016 performance year awards, the Committee approved adjustments to the three-year average ROE of 10.70% to account for changes in tax laws, acquisitions and dispositions, merger and integration expenses, restructuring expenses, securities issuances and redemption expenses and legal and regulatory matters arising from prior performance periods, resulting in a three-year average adjusted ROE of 11.77%. See *Appendix C* for a reconciliation of the three-year average ROE to the three-year average adjusted ROE. In addition, all awards are subject to the Committee's ability to exercise negative discretion in determining the payout achieved, as well as recourse mechanisms described in more detail under "Other Elements of Compensation—Adjustment and Recourse Mechanisms" below.

(3) Current estimated payouts based on estimated performance of relevant criteria only for completed fiscal years within the three-year performance period. This performance has not been certified and is therefore subject to adjustment based on the terms of the relevant awards. No estimate of performance for incomplete fiscal years within the performance period has been made. Final payout will be based on satisfaction of the performance criteria as certified by the Committee following the end of the full performance period.

Other Elements of Compensation

Other Awards and Agreements

In July 2019, Mr. Aristeguieta was hired as the Chief Executive Officer for International Business. In this role, he leads all of our international business activities including driving strategy, stewarding client engagement, developing talent, pursuing growth opportunities and maintaining regulatory relationships. Prior to joining State Street, he served as the Chief Executive Officer of Citigroup Asia where he was responsible for all businesses in the region's 16 markets. Mr. Aristeguieta's hire supports a key objective of our long term strategy— namely, to win in the fastest growing and highest potential markets.

In July 2019, in connection with his hiring, the Committee granted Mr. Aristeguieta equity awards totaling approximately $9.5 million, including approximately $2.35 million in performance-based RSUs, to compensate him for the loss of outstanding deferred incentive compensation from his prior employer. These awards were an important element of attracting Mr. Aristeguieta to join State Street and are described in more detail below in the "2019 Grants of Plan-Based Awards" table and the footnotes to the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2019" table.

Adjustment and Recourse Mechanisms

Incentive compensation awards to our NEOs are subject to adjustment and recourse mechanisms, including *ex ante* adjustment, forfeiture and clawback, which may be applied jointly, or separately, as appropriate.

Ex Ante Adjustment. Before awards are made for a given compensation year, all incentive awards for our NEOs, including deferred incentive awards and the immediate cash incentive, are subject to downward adjustment, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether this *ex ante* adjustment is appropriate. The events for which *ex ante* adjustment may occur include:

- if the executive's actions exposed State Street to inappropriate risks that resulted in a "Significantly Below Expectations" rating on any of the factors on State Street's corporate multi-factor risk scorecard, which guides State Street's risk assessment process, or

- if the executive incurred significant or repeated compliance or risk-related violations of State Street's policies

Forfeiture. Before vesting and delivery to the executive, all deferred incentive awards to our NEOs, including performance-based RSUs, DSAs and DVAs, allow reduction or cancellation of the award, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether forfeiture is appropriate. The events for which forfeiture may occur include:

- if the executive's actions exposed State Street to inappropriate risks, including in a supervisory capacity, that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- if the executive engaged in fraud, gross negligence or any misconduct, including in a supervisory capacity, that was materially detrimental to the interests or business reputation of State Street or any of its businesses

- if the executive engaged in conduct that constituted a violation of State Street policies and procedures or our Standard of Conduct in a manner which either caused or could have caused reputational harm that is material to State Street or either placed or could have placed State Street at material legal or financial risk, or

- if, as a result of a material financial restatement contained in an SEC filing, or miscalculation or inaccuracy in the determination of performance metrics, financial results or other criteria used in determining the amount of the award, the executive would have received a smaller or no award

In addition, all incentive awards are forfeited if an executive's employment is terminated by State Street for gross misconduct.

Clawback. All amounts delivered to our NEOs as incentive awards, including immediate cash incentive awards, performance-based RSUs, DSAs and DVAs, contain clawback provisions providing for the repayment of those amounts, in whole or in part, upon the occurrence of specified events. The Committee, in its discretion, determines whether clawback is appropriate, making that determination within four years (in the case of performance-based RSUs) or three years (in the case of all other incentive awards) of the award's grant date. The events for which clawback may occur include:

- if the executive engaged in fraud or willful misconduct, including in a supervisory capacity, that resulted in financial or reputational harm that is material to State Street and resulted in termination of the executive's employment

- if, as a result of the occurrence of a material financial restatement by State Street contained in a filing with the SEC or miscalculation or inaccuracy in financial results, performance metrics, or other criteria used in determining the amount of the award, the executive would have received a smaller or no award, or

- if the executive failed to comply with the terms of any covenant not to compete entered into with State Street

All incentive awards are also subject to any compensation recovery or similar requirements under applicable laws, rules and regulations and related State Street policies and are interpreted and administered accordingly. This approach is intended to comply with applicable banking regulations and regulatory guidance on incentive compensation. In 2019, the Committee reviewed the terms of these recourse mechanisms in light of evolving market practices and added a clawback provision applicable to State Street's executive officers and other senior leaders providing for the repayment of incentive compensation in the event of prohibited competition during or following employment, as noted above.

Retirement Benefits

Our U.S.-based NEOs are eligible to participate in our 401(k) retirement plan available to our U.S.-based employees generally. The plan includes a matching employer contribution of 6% up to Internal Revenue Code limits.

Because pension benefits under our now-frozen U.S. qualified defined benefit plan were limited by Internal Revenue Code restrictions, we now maintain two frozen supplemental pension programs. One was designed to make up for lost contributions due to Internal Revenue Code limits and was frozen along with the qualified defined benefit pension plan. Mr. Carp is the only NEO who participates in this plan. The second plan was originally designed to provide Executive Vice Presidents and above with competitive retirement benefits to encourage their continued employment based upon a specified percentage of compensation. It was later changed to include two separate benefit components: (1) a traditional defined benefit component, in which only Mr. Carp participates, which was substantially frozen in 2007 with all accruals ending in 2017; and (2) a defined contribution component, which was substantially frozen in January 2017 following an executive supplemental retirement plan market analysis, and in which Messrs. Carp and Erickson hold plan balances and in which only Mr. Carp continues to receive contributions (and upon his expected retirement during 2020, no further contributions will be made to any participant under the plan). These plans are described in further detail below under the headings "2019 Pension Benefits" and "2019 Nonqualified Deferred Compensation."

Messrs. Aristeguieta and Erickson participate in our Hong Kong defined contribution Mandatory Provident Fund (MPF) and Occupational Retirement Scheme Ordinance (ORSO), which are retirement programs available to our Hong Kong employees generally. In aggregate, the participant contributes 5% of his or her base salary and State Street contributes an amount equal to 10% of the participant's base salary to the MPF and ORSO. Participant and State Street contributions based on the first 5% of monthly base salaries of up to 30,000 HK$ (approximately 3,800 US$) are contributed to the MPF; participant contributions based on monthly base salary earnings above that limit, and State Street contributions that exceed 5% of the participant's monthly base salary (or 1,500 HK$ per month if the participant's monthly base salary is more than 30,000 HK$), are contributed to the ORSO.

Deferred Compensation

We maintain a nonqualified deferred compensation plan that allows our U.S. NEOs and other senior employees to defer base salary and/or a portion of incentive awards otherwise payable in immediate cash. State Street matches all deferrals made under this plan up to a maximum of 5% of a participant's match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($280,000 in 2019). Participants receive a return based on one or more notional investment options selected by the participant. Currently, the investment options available to our NEOs include a money market fund, three index funds and a State Street common stock fund. The nonqualified deferred compensation plan supplements deferrals made under our tax-qualified 401(k) plan. We provide these nonqualified deferred compensation benefits because many companies of our size provide a similar benefit to their senior employees. This plan is described below under the heading "2019 Nonqualified Deferred Compensation."

Perquisites

We provide our NEOs a modest level of perquisites, such as financial planning, annual physicals and personal liability coverage. In addition, the Board provided Mr. O'Hanley with an executive security package consisting of a car and driver and other security benefits. These security measures, along with the car and driver provided to Mr. Aristeguieta and the parking benefits provided to our other NEOs, promote the effectiveness of our senior executives, allowing them greater opportunity to focus their attention on our business operations and activities. We also provided Mr. Erickson with customary international assignment benefits related to his service in the U.S. These benefits included allowances for goods, services and housing; tax preparation and advisory services; and tax equalization payments. In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta with a car and driver and club memberships, which are customary benefits for leaders in the region. The club memberships provide a venue for hosting clients, building networks with local industry leaders and developing prospects in support of Mr. Aristeguieta's role as Chief Executive Officer for International Business. In addition, we provided Mr. Aristeguieta international assignment benefits, which included a goods and services allowance, relocation services, tax preparation and advisory services and tax equalization payments. In limited circumstances, our NEOs have combined personal travel with business travel at no incremental cost to us. We do not provide a tax gross-up for the income attributable to any perquisite for our NEOs, other than for certain international assignment and relocation benefits.

Change-of-Control Agreements

Under a long-standing program, we have change-of-control employment agreements in place with each of our NEOs. We provide these agreements because we believe providing some protection in the event of a change of control is necessary to attract and retain high quality executives and to help address potential distractions during the period leading up to a possible change of control. Our change-of-control arrangements are further described below under the heading "Potential Payments upon Termination or Change of Control as of December 31, 2019."

NEO Compensation Changes for 2020

Effective at the end of the first quarter of 2020, Messrs. O'Hanley and Erickson received base salary increases to $1,000,000 and $700,000, respectively. This is the first increase to Mr. O'Hanley's base salary since he was appointed as Chief Executive Officer on January 1, 2019. The Committee increased target total compensation for 2020 for Messrs. O'Hanley and Erickson to $14,500,000 and $7,000,000, respectively. The Committee also increased target total compensation for 2020 for Mr. Aboaf to $7,000,000. The Committee considers these base salary and target compensation increases to be appropriate based on the recent expansion of each executive's role described in more detail under "2019 Compensation Decisions—Individual Performance and Compensation Decisions," as well as relevant internal and external benchmarks.

Other Elements of Our Process

Roles of the Committee and the Chief Executive Officer

The Committee has direct responsibility for our executive officer compensation plans, policies and programs. The Committee performs these responsibilities for the Chief Executive Officer in consultation with the other independent directors. In making compensation decisions for the other NEOs, the Committee considers the recommendations of our Chief Executive Officer, as well as input from the other independent directors.

After establishing each NEO's total compensation target for 2019, the Committee met nine times from July 2019 through March 2020 regarding 2019 NEO compensation and related topics and evaluated a broad range of corporate performance factors, individual performance updates, market information, regulatory updates and input from our shareholder engagement efforts, as well as its pay-for-performance practices and the results of our annual shareholder meeting, including "say-on-pay" results. The Committee also considered evolving trends, practices, guidance and requirements in the design, regulation, risk-alignment and governance of compensation matters in the U.S. and other jurisdictions. During these meetings, the Committee received regular updates, including from the Committee's independent compensation consultant, on these and other matters, particularly with respect to the financial services industry.

Peer Group and Benchmarking

The Committee reviews market data from our peer group as one factor evaluated in determining executive compensation. The Committee also considers peer group data in structuring the design of its executive compensation programs.

We consider few companies to be true comparators for the specific scope of our primary business activities, so we include in our peer group our direct competitors and other companies with which we compete in some aspects of our businesses and for executive talent. The companies also vary in size and the nature of applicable regulation, including status (like State Street) as a systemically important financial institution. The Committee, with the assistance of its independent compensation consultant, periodically reviews the composition of our peer group to ensure it continues to serve as an appropriate market reference for executive compensation purposes. Our generally applicable peer group, periodically reviewed and approved by the Committee, consists of the following 15 firms:

Ameriprise Financial, Inc.	Franklin Resources, Inc.	Northern Trust Corporation
The Bank of New York Mellon Corporation	The Goldman Sachs Group, Inc.	The PNC Financial Services Group, Inc.
BlackRock, Inc.	Intercontinental Exchange, Inc.	Prudential Financial, Inc.
Capital One Financial Corporation	Invesco Ltd.	S&P Global Inc.
The Charles Schwab Corporation	JPMorgan Chase & Co.	U.S. Bancorp

During 2019, the Committee reviewed peer group compensation data from public sources, supplemented with data from multiple compensation surveys. This survey data generally covered large financial services companies with whom we may compete for executive talent. In evaluating the market data, the Committee considers total compensation to consist of base salary and incentive compensation. In addition to the market data, the Committee received regular updates during 2019 and the first quarter of 2020 regarding market trends and compensation actions at major financial services institutions.

The Committee recognized that the peer group companies vary in size and business lines and that the nature of executive roles varies by company. Therefore, the Committee did not treat peer group data as definitive when determining executive compensation for 2019. Rather, it referenced peer group compensation data and performance data, but formed its own perspective on compensation for our NEOs based on its subjective evaluation of many factors, including those described under the heading "2019 Compensation Decisions—Total Compensation Approach."

Compensation Consultant

The Committee directly retains Meridian Compensation Partners to provide independent compensation consulting to the Committee. Meridian regularly participated in meetings and executive sessions of the Committee. Meridian did not provide any other services to State Street during 2019.

The Committee believes the consultant's primary representatives advising the Committee should be independent of management and the Committee for the consultant to provide appropriate advice on compensation matters. Therefore, the Committee adopted a policy requiring an annual assessment of compensation consultant independence based on the requirements of the NYSE. In December 2019, the Committee reviewed the independence of Meridian and its primary representatives under the policy. Following its review, the Committee determined the primary representatives of Meridian to be independent and that no conflicts of interest were raised by the services of Meridian or its primary representatives.

The Committee reviews data prepared by Willis Towers Watson PLC and McLagan Partners as part of its consideration of compensation matters. Each of these companies, engaged by our Global Human Resources group based on its specialized expertise in the financial services industry, has provided other services to State Street in the past and may do so in the future.

Tax Deductibility of Executive Compensation

Section 162(m) of the U.S. Internal Revenue Code generally limits to $1 million the U.S. federal income tax deductibility of compensation paid to certain executive officers. The Committee believes that shareholder interests are best served by not restricting its discretion and flexibility in structuring compensation programs, even though such programs will result in non-deductible compensation expenses. Therefore, the Committee has approved compensation for 2019 for our NEOs that will not be fully deductible.

Human Resources Committee Process Concerning Risk Alignment

For 2019, we continued our focus on aligning incentive compensation with appropriate risk management principles. We provide incentives that are designed not to encourage unnecessary or excessive risk-taking and have established related process controls and oversight. These features include:

- *Human Resources Committee Interaction and Overlap with Examining and Audit Committee.* Members of the Committee regularly communicate with the Board's Risk Committee and its Examining and Audit Committee to integrate input from these other committees into compensation decisions. In addition, the current Chair of the Human Resources Committee also serves on the Examining and Audit Committee.

- *Corporate Risk Summary Review.* The Human Resources Committee periodically reviews a corporate multi-factor risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories.

- *Annual Compensation Risk Review.* The Committee annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate our compensation programs and review an assessment of the design and operation of State Street's incentive compensation system in providing risk-taking incentives that are consistent with the organization's safety and soundness, as described in more detail below under the heading "Alignment of Incentive Compensation and Risk."

- *Risk-Based Adjustments to Incentive Compensation.* We use a two-pronged process for risk-based adjustments to incentive compensation awards for material risk-takers. This process allows for, as appropriate, both: (1) adjustments at the time awards are made ("*ex ante*" adjustments) and (2) adjustments after the awards are made ("*ex post*" adjustments) through recoupment of incentive compensation that has already been awarded via forfeiture (before vesting and delivery) or clawback (after vesting and delivery). For more information, see the discussion under "Other Elements of Compensation—Adjustment and Recourse Mechanisms," above.

- *Emphasis on Deferral and Equity-Based Compensation.* We maintain significant levels of deferred compensation and equity-based compensation for our executives and we continue to deliver a higher percentage of our NEOs' incentive compensation in the form of deferred compensation relative to our peer group. Combined, these elements align an executive's compensation with the risks and performance results experienced by our shareholders. The high level of deferral places a significant amount of compensation at risk for *ex post* adjustments in specified circumstances.

- *Metrics and Targets for Performance-Based RSUs Aligned to Long-Term Goals.* We deliver a substantial proportion of equity compensation for our executives in performance-based RSUs, aligning realized pay outcomes with our long-term strategy. Metrics used in our performance-based RSUs directly align NEO compensation with our goals. Each year, we assess target and payout ranges for new awards and set targets that the Committee believes are challenging, but achievable, which mitigates excessive risk-taking incentives. In setting targets and payout ranges, the Committee considers publicly-stated guidance and projections, current-year results and peer company financial results, among other factors.

For a further discussion of the risk alignment of our compensation practices, see below under the heading "Alignment of Incentive Compensation and Risk."

Executive Equity Ownership Guidelines, Practices and Policies

State Street believes executive stock ownership aligns our executives' interests with those of our shareholders. It also incentivizes our executives to meet our financial, business and risk management objectives. Therefore, we maintain the following practices, policies and guidelines:

Stock Ownership Guidelines. Our stock ownership guidelines apply to all members of our Management Committee, including our NEOs. These guidelines require executives to own shares of common stock with a value equal to a multiple of base salary as shown below. Guideline levels are phased in over a period of five years, with the first year starting on the first January 1 after the person is appointed to the Management Committee. The executive is expected to attain the ownership level ratably over five years and is deemed to satisfy the guideline if that ratable ownership level is met.

Our Stock Ownership Guidelines also include a holding requirement. Under this requirement, during the five-year phase-in period, each executive must hold 50% of the number of net shares received from a vesting event if the ownership requirement is not met. Following the five year phase-in period, if the ownership guideline is not met by an executive, that executive must hold 100% of the number of net shares received from a vesting event until the ownership guideline is satisfied. As of March 2, 2020, the holding requirement does not apply to any of the NEOs as each exceeds their full (not ratable) ownership guideline.

Name	Common Stock Ownership Guideline Multiple of Annual Base Salary	Executive Exceeds Ownership Guideline
Ronald P. O'Hanley	7	✓
Eric W. Aboaf	5	✓
Francisco Aristeguieta	5	✓
Jeffrey N. Carp	5	✓
Andrew J. Erickson	5	✓

The level of ownership was calculated on March 2, 2020, the same date used for the "Security Ownership of Certain Beneficial Owners and Management Table" below, and by reference to the closing price of our common stock on the NYSE on that date. Ownership includes shares directly owned, DSAs and earned performance-based RSUs (all on an after-tax basis), shares held under our 401(k) retirement plan, vested shares in other State Street retirement plans and certain indirectly held shares, but excludes unearned performance-based RSUs. This calculation differs from the calculation of shares under applicable SEC rules for purposes of the Security Ownership of Certain Beneficial Owners and Management Table.

As noted in the table above, each NEO currently exceeds their ownership guideline.

Securities Trading Policy; No Hedging or Speculative Trading; Rule 10b5-1 Plans. State Street has a Securities Trading Policy that contains specific provisions and trading restrictions. The policy assists our directors, executive officers and other designated employees with access to sensitive information in complying with U.S. federal securities laws when trading in State Street securities. The policy prohibits short selling State Street securities, engaging in hedging transactions in State Street securities and engaging in speculative trading in State Street securities by directors, executive officers, and other designated employees, as well as by other members of their household and their dependent family members, and certain accounts or entities over which the person has a control or a beneficial interest. The policy permits individuals, including our NEOs, to enter into trading plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Rule 10b5-1 allows executives to prearrange sales of their company's securities in a manner designed to avoid initiating stock transactions while in possession of material non-public information. Our NEOs and other executive officers may, from time to time, adopt trading plans under Rule 10b5-1 and effect transactions in our securities under those plans. The Securities Trading Policy is in addition to the requirement in our Standard of Conduct that all employees' trading activities must be in compliance with applicable law and may not be made on the basis of material non-public information. In addition, the Standard of Conduct prohibits all employees from engaging in options, hedging, or short sales involving securities issued by State Street, and provides that anything beyond simple purchases or sales of State Street stock is strictly prohibited.

Equity Grant Guidelines. The Committee's Equity Grant Guidelines are described below:

- *Annual Equity Award Grants.* Annual grants of equity awards to our employees are typically made by the Committee on the date of a scheduled meeting of the Committee or the Board of Directors to be held in February or March of each year following the public release of financial results for the prior fiscal year. Pursuant to authority delegated by the Board, and subject to any limitations that the Board or the Committee may establish, another committee of the Board (which may consist of a single member) may make annual grants to persons other than executive officers on the date of the scheduled meeting in February or March.

- *Other Equity Award Grants.* Grants of equity awards to NEOs and other executive officers in connection with new hires, promotions, special recognition, retention or other special circumstances are made by the Committee. Awards to other individuals may be made either by the Committee or, subject to any limitations that the Board or the Committee may establish, a committee of the Board composed of (1) the Chairman of the Board, (2) the Chief Executive Officer, if a member of the Board, (3) the Committee Chair or (4) the Committee Chair along with any other member of the Committee. This type of award may be granted on the date of a scheduled meeting of the Committee, a scheduled meeting of the Board or the last business day of a calendar month.

• The exercise price for all stock options and stock appreciation rights will be the NYSE closing price of State Street's common stock on the date of grant.

Except for the setting of the February 2020 meeting to occur after our public release of 2020 annual earnings, there was no program, plan or practice of timing equity awards in coordination with the release of material non-public information.

Other Executive Compensation Information

Human Resources Committee Report

The Committee furnishes the following report:

The Committee has reviewed and discussed the Compensation Discussion and Analysis with State Street management. Based on this review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by,

Richard P. Sergel, Chair	William L. Meaney
Kennett F. Burnes	Gregory L. Summe
Amelia C. Fawcett	

CEO Pay Ratio Disclosure

This section provides an estimate under applicable SEC regulations of the ratio of total compensation for our Chief Executive Officer to the median of total compensation for our other employees. The methodology and the material assumptions, adjustments and estimates we used in identifying our median employee and calculating that employee's total compensation are set forth below. This methodology may differ from that applied by other companies, including other financial services companies, under applicable SEC regulations. As a result, the information may not be comparable to similar information disclosed by other companies. In addition, because the value of health and welfare benefits paid by State Street can vary significantly, depending on the employee's annual benefits elections, we decided to exclude the value of these benefits from the total compensation of the median employee and Mr. O'Hanley. Accordingly, the methodology differs from the methodology we used for 2018, which included health and welfare benefits.

For 2019:

• the estimated median of the annual total compensation of all employees of State Street (other than Mr. O'Hanley), was $56,610; and

• the annual total compensation of Mr. O'Hanley was $8,699,401

Based on the foregoing, the ratio of the annual total compensation of Mr. O'Hanley to the median of the annual total compensation of all other employees is estimated to be 154 to 1.

We identified our median employee for 2019 based on our employee population as of December 1, 2019. State Street employees are generally eligible for base pay and incentive compensation. We therefore analyzed our employee population based on these compensation elements for full year 2019. We annualized the base pay of all full and part-time employees in our employee population who were hired during 2019. Similarly, for all such employees who did not receive incentive compensation in 2019 due solely to their date of hire, we used a consistent methodology to impute annualized incentive compensation based on each employee's level and function. We calculated the median gross pay (as described above) and selected the twelve closest employees to that value to further analyze. We then identified an employee from this group, who was reasonably representative of our workforce and whose pay was a reasonable estimate of the median pay at our organization, as the median employee. For the median employee, we combined all forms of compensation that would have been reported in the "Total" column (column (j)) of the Summary Compensation Table had disclosure of the median employee's compensation been required in that table.

For Mr. O'Hanley, we used the amount reported in the "Total" column (column (j)) of our Summary Compensation Table.

Alignment of Incentive Compensation and Risk

We align incentive compensation with appropriate risk management principles, such as providing incentives designed not to encourage unnecessary or excessive risk-taking and establishing additional process controls and oversight where appropriate. We utilize broad and integrated processes to maintain this alignment, including to:

• conduct risk-based reviews of incentive plan design

• identify individuals whose normal activities may involve material risk-taking

• apply risk-based adjustments to compensation

• implement specific Board committee review of selected control function compensation (*e.g.,* Board-level Risk Committee review of Chief Risk Officer and Enterprise Risk Management department compensation)

Risk-Based Review of Incentive Plan Design

- Incentive compensation arrangements are designed through consultation with the relevant business units, including a formalized requirement for risk review

- A management committee (the Incentive Compensation Control Committee, or ICCC) comprising generally of senior representatives of our risk management and internal control functions assesses all incentive compensation arrangements to promote their consistency with the safety and soundness of State Street and with applicable regulations and guidance

- Both the Human Resources Committee and a management committee focusing on compliance and ethics (the Compliance and Ethics Committee) receive and review a report containing the ICCC's risk assessment of the design and operation of State Street's incentive compensation system in providing incentives consistent with the organization's safety and soundness

- The Human Resources Committee interacts closely with our Risk Committee and Examining and Audit Committee, and our independent Lead Director is expected to attend all Committee meetings, providing governance continuity from both a compensation-risk perspective and also from a broader risk management perspective. The Human Resources Committee also annually meets with our Chief Human Resources Officer, Chief Risk Officer and Chief Compliance Officer to evaluate the incentive compensation plans for all State Street employees, including the NEOs, relative to risk management principles

Identification of Material Risk-Takers

- Through a process led by our Enterprise Risk Management group, we identify the population of individuals whose normal activities may involve material risk-taking ("material risk-takers")

- Our internal compensation arrangements with these employees provide for risk-based adjustments to compensation if required, as described below

Risk-Based Adjustments to Compensation for Material Risk Takers

- Incentive compensation awarded to material risk-takers is subject to risk-based adjustments both before and after the compensation is awarded (*ex ante* and *ex post* adjustments, respectively)

- *Ex ante* adjustments are guided by a corporate multi-factor risk scorecard, prepared by the Chief Risk Officer and confirmed by the Risk Committee, assessing firm-wide risk in several categories

- *Ex post* adjustments include a forfeiture provision, which operates to reduce or cancel the amount remaining to be paid under the relevant award if the Committee determines that the actions of the material risk-taker exposed State Street to inappropriate risks that resulted or could reasonably be expected to result in material losses that are or would be substantial in relation to State Street's or a relevant business unit's revenue, capital and overall risk tolerance

- Additional *ex post* adjustment mechanisms, including our misconduct and financial restatement-related forfeiture and clawback provisions, are applicable to all Executive Vice Presidents, including our NEOs. See above under the heading "Other Elements of Compensation—Adjustment and Recourse Mechanisms"



Risk-Based Adjustments to Compensation for All Employees

- Results of business unit- and corporate function-level risk assessments are used as an input to allocate bonus pools to each business unit and corporate function, as well as for further sub-allocations

- Poor risk performance, including significant or repeated compliance or risk-related violations of State Street's policies, may result in *ex ante* adjustments to an individual's incentive compensation as part of a progressive discipline structure to hold individual employees accountable for their performance

- All outstanding performance-based RSUs, DSAs and DVAs are subject to forfeiture if an employee is terminated for gross misconduct



Board Committee Review of Selected Control Function Compensation

- Committees of the Board of Directors with oversight of an area managed by specific control functions assess the performance of, and individual compensation recommendations for, the heads of the relevant control function and review the compensation for the entire control function

- Results of the Board-level committee assessments are reported to the Human Resources Committee as an input into final compensation determinations

- This process provides the relevant committee with additional perspective on the performance of the relevant control function and whether that function is being allocated appropriate resources and compensation

As a result of these reviews and processes, we believe that our compensation policies and practices for employees do not promote excessive risk taking and do not provide incentives to create risks that are reasonably likely to have a material adverse effect on us.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[5] ($)	All Other Compensation[1][6] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(g)	(h)	(i)	(j)
Ronald P. O'Hanley President and Chief Executive Officer	2019	$800,000	$ —	$4,926,560	$2,837,004	$ —	$ 135,837	$ 8,699,401
	2018	800,000	—	5,034,952	2,378,391	—	123,322	8,336,665
	2017	800,000	—	5,299,912	4,068,768	—	79,215	10,247,895
Eric W. Aboaf Executive Vice President and Chief Financial Officer	2019	700,000	—	2,584,015	2,010,066	—	82,925	5,377,006
	2018	700,000	—	5,099,903	1,585,609	—	52,711	7,438,223
	2017	700,000	892,500	1,657,398	2,648,207	—	237,246	6,135,351
Francisco Aristeguieta Executive Vice President and Chief Executive Officer for International Business	2019	325,505	—	9,511,387	2,380,000	—	1,135,364	13,352,256
Jeffrey N. Carp Executive Vice President, Chief Legal Officer and Secretary	2019	650,000	—	2,580,012	1,810,265	1,205,255	245,747	6,491,279
Andrew J. Erickson Executive Vice President and Head of Global Services	2019	500,480	—	2,283,584	2,070,122	—	1,312,673	6,166,859
	2018	487,040	—	1,999,976	1,111,299	—	1,616,081	5,214,396
	2017	436,253	—	5,430,042	1,538,168	—	1,022,205	8,426,668

(1) Mr. Aristeguieta's 2019 salary reflects the pro-rated portion of his annual salary of $704,000 from commencement of his employment in July 2019 through December 31, 2019. Salaries and compensation included in the "All Other Compensation" column for Mr. Aristeguieta and Mr. Erickson were converted from HK$ to US$ using an exchange rate of 0.128 for 2019 and 2018, and 0.128359 for Mr. Erickson in 2017.

(2) Reflects a 2017 cash payment made in connection with Mr. Aboaf's commencement of employment with State Street to compensate him for the loss of incentive compensation from his prior employer.

(3) Amounts represent the grant date fair value of DSA and performance-based RSUs. The fair value of each award is computed in accordance with GAAP (FASB ASC 718), using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2019. The amounts included for the 2019 performance-based RSUs reflect target level performance, as reflected in the 2019 Grants of Plan-Based Awards table. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, each NEO's 2019 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 66,666 shares and value of $4,433,956; Mr. Aboaf – 34,967 shares and value of $2,325,655; Mr. Aristeguieta – 67,017 shares and value of $3,527,105; Mr. Carp – 32,205 shares and value of $2,141,955; and Mr. Erickson – 30,902 shares and value of $2,055,292. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, the 2018 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 44,751 shares and value of $4,531,272; Mr. Aboaf – 57,179 shares and value of $5,789,672; and Mr. Erickson –17,777 shares and value of $1,800,099. Based on the grant date value and assuming that performance results in the maximum number of shares vesting, the 2017 performance-based RSUs would have a maximum payout as follows: Mr. O'Hanley – 60,137 shares and value of $4,451,942; Mr. Aboaf – 18,807 shares and value of $1,392,282; and Mr. Erickson – 83,371 shares and value of $7,201,288.

(4) Represents the immediate and deferred cash (granted in DVAs) portions of incentive compensation, as well as dividends credited on DVAs outstanding during 2019, as shown in the table below. DVAs are units that receive a notional investment return of a money market instrument. During the deferral period, DVAs are credited with additional notional units based on the return of the State Street Institutional U.S. Government Money Market Fund if the monthly dividend rate is at least equal to 0.001 per unit. These dividends vest and are paid at the same time and in the same form as the related DVA unit.

| | 2019 Non-Equity Incentive Plan Compensation | | | |
Name	Immediate Cash	DVAs	Dividends Credited on Outstanding DVAs	Total
Ronald P. O'Hanley	$1,100,000	$1,650,000	$87,004	$2,837,004
Eric W. Aboaf	562,500	1,406,250	41,316	2,010,066
Francisco Aristeguieta	1,020,000	1,360,000	—	2,380,000
Jeffrey N. Carp	500,000	1,250,000	60,265	1,810,265
Andrew J. Erickson	582,500	1,456,250	31,372	2,070,122

(5) Because our deferred compensation plans do not provide above-market earnings, no earnings are included in this column. The amounts in this column represent the change in the actuarial present value of the accumulated benefits under our qualified and nonqualified defined benefit pension plans. The plans were frozen as of December 31, 2010 (December 31, 2017 for the Executive Supplemental Retirement Plan defined benefit provisions (ESRP-DB)), and therefore there were no accruals during 2019. Mr. Carp is the only NEO with accrued benefits under our defined benefit pension plans. For 2019, the change in value presented in the Summary Compensation Table above reflects a year-over-year update to applicable actuarial calculation assumptions from December 31, 2018 to December 31, 2019, including a decrease in the discount rate assumption for the State Street Retirement Plan (Retirement Plan), the Management Supplemental Retirement Plan (MSRP) and the ESRP-DB, as well as formula-driven changes due to a participant being older and closer to retirement. These updates resulted in increases in the actuarial present value of Mr. Carp's benefits totaling $1,205,255, of which $289,094 is attributable to Mr. Carp's age in proximity to the normal retirement age of 65 and $916,161 is attributable to changes in assumptions. The change in pension value presented in the Summary Compensation Table above represents actuarial calculations based upon assumptions on the relevant dates to the extent relevant factors are unknown. The actuarial present value of the accumulated pension benefits calculated on future dates may increase or decrease, based on assumptions applicable on those future dates and on formula-driven changes due to the executive's age at the time.

(6) The following table describes the amounts set forth for 2019 in the "All Other Compensation" column:

Name	Executive Security[(A)]	International Assignment[(B)]	Company Contributions to Defined Contribution Plans[(C)]	Charitable Donations and Matching Contributions[(D)]	Other Benefits[(E)(F)]	Total
Ronald P. O'Hanley	$46,112	$ —	$ 16,800	$55,000	$ 17,925	$ 135,837
Eric W. Aboaf	—	—	27,800	45,000	10,125	82,925
Francisco Aristeguieta	—	755,319	32,551	—	347,494	1,135,364
Jeffrey N. Carp	—	—	227,800	6,022	11,925	245,747
Andrew J. Erickson	—	1,250,700	50,048	—	11,925	1,312,673

(A) The Board approved an executive security package that provides a car and driver ($23,629) and residential security ($22,483) to Mr. O'Hanley. Car and driver values are calculated by allocating the total cost of the car and driver between non-business and business use by mileage traveled. The cost of security at Mr. O'Hanley's residence reflects the amounts invoiced for alarm monitoring and maintenance.

(B) In connection with his offer of employment, State Street agreed to provide Mr. Aristeguieta international assignment benefits including: a goods and services fixed allowance; relocation services; tax preparation and advisory services; and tax equalization payments. In connection with his international assignment, State Street provided Mr. Erickson benefits including: allowances for goods, services, and housing; tax preparation and advisory services; and tax equalization payments.

(C) Company contributions to savings plans: (1) $16,800 to the Salary Savings Program (SSP) for Messrs. O'Hanley, Aboaf and Carp; (2) $11,000 to the Management Supplemental Savings Plan (MSSP) for Messrs. Aboaf and Carp; (3) $200,000 to the Executive Supplemental Retirement Plan-Defined Contribution component (ESRP-DC) for Mr. Carp; (4) $1,152 and $2,304 for Mr. Aristeguieta and Mr. Erickson, respectively, to the Mandatory Provident Fund (MPF); and (5) $31,399 and $47,744 for Mr. Aristeguieta and Mr. Erickson, respectively, to the Occupational Retirement Schemes Ordinance (ORSO).

(D) Messrs. O'Hanley and Aboaf each directed contributions of $15,000 and $25,000, respectively, under our Executive Leadership program, which allows Executive Vice Presidents and above serving on non-profit boards to annually recommend a financial contribution from the State Street Foundation to the non-profit of up to $25,000. In addition, matching contributions were made in the name of Messrs. O'Hanley ($40,000), Aboaf ($20,000) and Carp ($6,022) under our matching gift program, which will match contributions made by employees to eligible charitable and educational organizations in accordance with specified annual limits.

(E) Includes $6,000 for financial planning/ tax services for Messrs. O'Hanley and Aboaf; $7,800 for parking benefits for Messrs. O'Hanley, Carp and Erickson; $1,355 for personal liability coverage for Messrs. O'Hanley, Aboaf, Carp and Erickson and $678 for Mr. Aristeguieta; and $2,770 for executive health screening for each NEO.

(F) Includes a car and driver ($47,558) and club memberships ($296,488, which includes a one-time fixed payment of $294,400) which are customary benefits for leaders in the region that we agreed to provide Mr. Aristeguieta in connection with his offer of employment.

The table above does not include any amounts for personal travel in connection with business travel by our NEOs because there was no aggregate incremental cost to the Company.

2019 Grants of Plan-Based Awards

Name	Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[2] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ronald P. O'Hanley	2019 Cash-Based Incentive		$ —	$3,300,000	$6,600,000	—	—	—	—	$ —
	Performance-Based RSU[3]	3/1/2019	—	—	—	22,222	44,444	66,666	—	2,955,970
	DSA[4]	3/1/2019	—	—	—	—	—	—	29,168	1,970,590
Eric W. Aboaf	2019 Cash-Based Incentive		—	2,030,000	4,060,000	—	—	—	—	—
	Performance-Based RSU[3]	3/1/2019	—	—	—	11,656	23,311	34,967	—	1,550,415
	DSA[4]	3/1/2019	—	—	—	—	—	—	15,299	1,033,600
Francisco Aristeguieta	2019 Cash-Based Incentive[5]		2,380,000	2,380,000	4,760,000	—	—	—	—	—
	Performance-Based RSU[6]	7/31/2019	—	—	—	22,339	44,678	67,017	—	2,351,403
	DSA[6]	7/31/2019	—	—	—	—	—	—	24,374	1,390,780
	DSA[6]	7/31/2019	—	—	—	—	—	—	38,156	2,136,354
	DSA[6]	7/31/2019	—	—	—	—	—	—	23,354	1,281,434
	DSA[6]	7/31/2019	—	—	—	—	—	—	43,788	2,351,416
Jeffrey N. Carp	2019 Cash-Based Incentive		—	1,925,000	3,850,000	—	—	—	—	—
	Performance-Based RSU[3]	3/1/2019	—	—	—	10,735	21,470	32,205	—	1,427,970
	DSA[4]	3/1/2019	—	—	—	—	—	—	14,091	951,988
	ESRP Share Award[7]	3/1/2019	—	—	—	—	—	—	2,748	200,054
Andrew J. Erickson	2019 Cash-Based Incentive		—	2,103,360	4,206,720	—	—	—	—	—
	Performance-Based RSU[3]	3/1/2019	—	—	—	10,301	20,601	30,902	—	1,370,173
	DSA[4]	3/1/2019	—	—	—	—	—	—	13,520	913,411

(1) For 2019, cash-based incentive amounts were awarded in the form of immediate cash and DVAs. The actual cash-based incentive awards earned are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) Fair value of the awards is computed in accordance with FASB ASC Topic 718, using the assumptions stated in note 18 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2019.

(3) Performance-based RSUs granted as a part of 2018 compensation.

(4) DSAs granted as a part of 2018 compensation.

(5) The 2019 cash-based incentive threshold is the minimum amount payable to Mr. Aristeguieta under his offer letter.

(6) Performance-based RSUs and DSAs granted on July 31, 2019 to Mr. Aristeguieta were intended to replace forfeited awards from his prior employer.

(7) Deferred share awards granted as part of the ESRP-DC. These awards are described in the narrative accompanying the "2019 Nonqualified Deferred Compensation" table.

Narrative Disclosure Accompanying Grants of Plan-Based Awards Table

The awards set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2019 Grants of Plan-Based Awards table above for Messrs. O'Hanley, Aboaf, Erickson and Carp were the cash-based portion of the target and maximum incentive awards that were granted as part of 2019 incentive compensation. The targets, minimum (0%) and maximum (200%) are described above under the heading, "Compensation Discussion and Analysis—New Compensation Program Features for the 2019 Compensation Year." State Street agreed to provide Mr. Aristeguieta with cash-based incentive compensation, in the form of immediate cash and DVAs, to replace compensation he expected to receive at his prior employer. The actual cash-based incentive awards earned by each NEO as determined in February 2020 is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. DVAs granted in February 2020, under the State Street Corporation Supplemental Cash Incentive Plan, for 2019 performance are deferred cash units that are notionally invested in the State Street Institutional U.S. Government Money Market Fund and receive dividends when the monthly dividend rate is at least equal to 0.001 per unit. These awards vest in quarterly installments over four years from the date of grant.

The awards granted in February 2019, set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2019 Grants of Plan-Based Awards table above, were performance-based RSUs. These awards were granted as a component of each NEO's 2018 performance year incentive compensation. The awards granted in July 2019 to Mr. Aristeguieta were intended to replace forfeited awards from his prior employer. The percent at which these awards are earned will be determined based on the simple average of each calendar year's return on equity and pre-tax margin, each weighted at 50%, for the three-year period from January 1, 2019 to December 31, 2021, subject to adjustment by the Human Resources Committee for pre-established factors. Based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period, the performance-based RSUs will vest in one installment. The 2019 performance-based RSUs with an ROE target of 13% and a Pre-tax Margin target of 29% are earned as shown in the table below:

		Pre-tax Margin										
		Less than 24%	24%	25%	26%	27%	28%	29%	30%	31%	32%	33%	34% or Above
ROE	**Less than 8%**	0%	25%	35%	43%	45%	48%	50%	53%	55%	58%	65%	75%
	8%	25%	50%	60%	68%	70%	73%	75%	78%	80%	83%	90%	100%
	9%	35%	60%	70%	78%	80%	83%	85%	88%	90%	93%	100%	110%
	10%	43%	68%	78%	85%	88%	90%	93%	95%	98%	100%	108%	118%
	11%	45%	70%	80%	88%	90%	93%	95%	98%	100%	103%	110%	120%
	12%	48%	73%	83%	90%	93%	95%	98%	100%	103%	105%	113%	123%
	13%	50%	75%	85%	93%	95%	98%	100%	103%	105%	108%	115%	125%
	14%	53%	78%	88%	95%	98%	100%	103%	105%	108%	110%	118%	128%
	15%	55%	80%	90%	98%	100%	103%	105%	108%	110%	113%	120%	130%
	16%	58%	83%	93%	100%	103%	105%	108%	110%	113%	115%	123%	133%
	17%	65%	90%	100%	108%	110%	113%	115%	118%	120%	123%	130%	140%
	18% and Above	75%	100%	110%	118%	120%	123%	125%	128%	130%	133%	140%	150%

The DSAs granted in February 2019 set forth in the "All Other Stock Awards" column of the 2019 Grants of Plan-Based Awards table above, were awarded as a component of each NEO's 2018 performance year incentive compensation. These awards vest ratably in annual installments over four years from the date of grant. The DSAs granted to Mr. Aristeguieta in July 2019 set forth in the "All Other Stock Awards" column of the 2019 Grants of Plan-Based Awards table above were intended to replace forfeited awards from his prior employer. The vesting of these DSAs is described in footnotes 11, 12, 13 and 14 to the "Outstanding Equity Awards at Fiscal Year-End, December 31, 2019" table below.

All performance-based RSUs and DSAs were granted under the 2017 Stock Incentive Plan and are subject to a "double-trigger" change-of-control vesting. Service-based restrictions lapse and vesting is accelerated if the executive incurs a qualified termination following the change of control. For more details refer to "Potential Payments upon Termination of Change of Control as of December 31, 2019—Change of Control" below.

All DVAs, DSAs and performance-based RSUs have a qualifying retirement provision. Under the retirement provision, service-based restrictions lapse after the participant attains the age of 55 and completes 5 years of service with State Street, with awards continuing to vest according to their original terms. Service-based restrictions lapse on all DVAs in the event a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause, and vesting is accelerated in the event of death or disability. Service-based restrictions lapse on all DSAs in the event a participant dies, becomes disabled and terminates employment or is involuntarily terminated without cause and vesting is accelerated in the event of death. Service-based restrictions lapse on all performance-based RSUs in the event a participant dies or becomes disabled and terminates employment or is involuntarily terminated without cause, but vesting continues according to the original terms.

None of the performance-based RSUs or DSAs receive dividends or dividend equivalents.

All incentive compensation awarded to our NEOs is subject to recourse mechanisms, including clawback, forfeiture and ex ante adjustments, as described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms."

The ESRP-DC granted to Mr. Carp in February 2019 under the 2017 Stock Incentive Plan, set forth in the "All Other Stock Awards" column of the 2019 Grants of Plan-Based Awards table above, provides Mr. Carp with additional retirement benefits in accordance with the terms of his employment arrangement. ESRP-DC equity grants receive dividend equivalents prior to vesting and payout. The ESRP-DC is subject to retirement eligibility and vesting as described under "2019 Nonqualified Deferred Compensation" below.

Outstanding Equity Awards at Fiscal Year-End, December 31, 2019[1]

		Stock Awards[2]			
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
(a)		(g)	(h)	(i)	(j)
Ronald P. O'Hanley	02/29/16[3]	9,383	$ 742,195		$ —
	02/27/17[4]	14,150	1,119,265		
	02/27/17[5]	46,263	3,659,403		
	02/26/18[6]	14,781	1,169,177		
	02/26/18[7]			29,834	2,359,869
	03/01/19[8]	29,168	2,307,189		
	03/01/19[9]			44,444	3,515,520
Eric W. Aboaf	02/27/17[4]	4,425	350,018		
	02/27/17[5]	14,467	1,144,340		
	02/26/18[6]	9,101	719,889		
	02/26/18[7]			18,368	1,452,909
	02/26/18[10]			19,751	1,562,304
	03/01/19[8]	15,299	1,210,151		
	03/01/19[9]			23,311	1,843,900
Francisco Aristeguieta	07/31/19[11]	24,374	1,927,983		
	07/31/19[12]	38,156	3,018,140		
	07/31/19[13]	23,354	1,847,301		
	07/31/19[14]	43,788	3,463,631		
	07/31/19[15]			44,678	3,534,030
Jeffrey N. Carp	02/29/16[3]	6,196	490,104		
	02/27/17[4]	9,345	739,190		
	02/27/17[5]	30,551	2,416,584		
	02/26/18[6]	10,275	812,753		
	02/26/18[7]			20,738	1,640,376
	03/01/19[8]	14,091	1,114,598		
	03/01/19[9]			21,470	1,698,277
Andrew J. Erickson	02/29/16[16]	404	31,956		
	02/27/17[4]	3,818	302,004		
	02/27/17[5]	12,482	987,326		
	11/30/17[17]			44,763	3,540,753
	02/26/18[6]	5,871	464,396		
	02/26/18[7]			11,851	937,414
	03/01/19[8]	13,520	1,069,432		
	03/01/19[9]			20,601	1,629,539

(1) All outstanding equity awards are subject to recourse mechanisms, including clawback and forfeiture, as described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation."

(2) Stock award values in the table above are based on the closing share price of our common stock on the NYSE on December 31, 2019 ($79.10).

(3) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2017. The last installment vested on February 15, 2020.

(4) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2018. The balance of the award will vest in two equal installments, one of which vested on February 15, 2020; the remaining installment will vest on February 15, 2021.

(5) Performance-based RSUs with a three-year performance measurement period (January 1, 2017-December 31, 2019). The awards were earned at 107.7% of target and vested in one installment on February 27, 2020.

(6) DSAs vest in four equal annual installments (25% per year) starting on February 15, 2019. The balance of the award will vest in three equal installments, one of which vested on February 15, 2020; the remaining two installments will vest on February 15, 2021 and 2022.

(7) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

(8) DSAs vest in four equal annual installments (25% per year). The first installment vested on February 15, 2020; the remaining three installments will vest on February 15, 2021, 2022 and 2023.

(9) Performance-based RSUs with a three-year performance measurement period (January 1, 2019-December 31, 2021) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

(10) Performance-based RSUs with a three-year performance measurement period (January 1, 2018-December 31, 2020) granted to Mr. Aboaf as a promotion award; this award vests in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

(11) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vested in one installment on February 15, 2020.

(12) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vest in two equal installments. The first installment vested on February 15, 2020; the remaining installment will vest on February 15, 2021.

(13) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vest in three equal installments. The first installment vested on February 15, 2020; the remaining installments will vest on February 15, 2021 and 2022.

(14) DSAs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street; these DSAs vest in four equal installments. The first installment vested on February 15, 2020; the remaining installments will vest on February 15, 2021, 2022 and 2023.

(15) Performance-based RSUs granted to Mr. Aristeguieta in connection with his commencement of employment at State Street with a three-year performance measurement period (January 1, 2019-December 31, 2021) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

(16) DSAs vest in sixteen equal quarterly installments starting on May 15, 2016. The last installment vested on February 15, 2020.

(17) Performance-based RSUs granted to Mr. Erickson as a promotion award with a three-year performance measurement period (January 1, 2018-December 31, 2020) that will vest in one installment based on the satisfaction of applicable performance criteria and on certification by the Human Resources Committee following the end of the performance period.

2019 Stock Vested

	Stock Awards	
Name	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
(a)	(d)	(e)
Ronald P. O'Hanley	88,648	$6,332,971
Eric W. Aboaf	31,198	2,241,984
Francisco Aristeguieta	0	—
Jeffrey N. Carp	62,056	4,473,808
Andrew J. Erickson	5,779	396,710

(1) Includes DSAs, performance-based RSUs and dividend shares earned on DSAs under the ESRP-DC, as follows:
- The number of shares underlying DSAs that vested in 2019: Mr. O'Hanley: 28,194, Mr. Aboaf: 13,659, Mr. Erickson: 5,779 and Mr. Carp: 19,092.
- The number of performance-based RSUs earned for the performance period ending in 2018 and vested in 2019: Mr. O'Hanley: 60,454, Mr. Aboaf: 17,539 and Mr. Carp: 39,923.
- Mr. Carp is 100% vested in both his ESRP-DC DSAs and the dividends earned on his ESRP-DC DSAs. In 2019, Mr. Carp was awarded 2,748 ESRP-DC DSA shares and earned 293 dividend shares on his ESRP-DC DSAs.

(2) The value realized on vesting is based on the closing price of our common stock on the NYSE on the relevant vesting or dividend payment date.

2019 Pension Benefits[1]

Name	Plan Name	Number of Years Credited Service[2] (#)	Present Value of Accumulated Benefit[3] ($)
(a)	(b)	(c)	(d)
Jeffrey N. Carp	Retirement Plan	1	$ 16,875
	MSRP (Management Supplemental Retirement Plan)	1	11,692
	ESRP-DB (Executive Supplemental Retirement Plan)	12	8,775,302
	Total		8,803,869

(1) Mr. Carp is the only NEO eligible to participate in our defined benefit pension plans since the other NEOs were either hired or appointed to an eligible role after December 31, 2007.

(2) State Street Retirement Plan (Retirement Plan) and MSRP service is credited from the first anniversary of date of hire, but the plans are frozen with benefits ceasing to accrue for Mr. Carp on December 31, 2007. ESRP-DB service is credited from date of hire. Mr. Carp was provided with ESRP-DB transition benefits that continued until December 31, 2013, with indexing credits until December 31, 2017, and his benefits are subject to standard reduction factors.

(3) Actuarial assumptions for the year ended December 31, 2019, include the following:
- benefit obligations are determined using a discount rate of 3.13% for the Retirement Plan, 2.84% for MSRP and 2.75% for ESRP-DB as of December 31, 2019
- retirement age assumed to be normal retirement age as defined by each plan
- no pre-retirement mortality, disability or termination assumed

Consistent with valuation assumptions, the form of payment reflected in this December 31, 2019 disclosure is 85% lump sum or installment payment and 15% annuity for the Retirement Plan and 100% three-year installment for the MSRP and ESRP-DB.

The Retirement Plan, a qualified defined benefit plan, was open to all State Street employees after one year of service until new participation ended and it was frozen to new accruals as of January 1, 2008. Since January 1, 1990, the Retirement Plan has determined benefits using a cash balance formula. Under this formula, a notional account for each eligible participant was increased annually by both interest credits and pay credits. Interest credits are made at a specified rate and pay credits were based upon a percentage of the participant's pay for each applicable calendar year until the plan was frozen effective January 1, 2008. The pay credit percentages were 4.0% for the first year of participation increasing to 11.25% for the thirtieth year and zero thereafter. Eligible pay included a participant's salary, overtime, cash-based incentive compensation and commissions.

The normal retirement age under the Retirement Plan is 65, although earlier retirement options are available. The Retirement Plan has a three-year vesting provision. Participants are entitled to receive their vested account balances or equivalent annuities any time following termination of employment up through normal retirement age.

To comply with federal tax rules, the Retirement Plan limits the benefit that a participant may receive and the amount of compensation that may be taken into account for any participant in any year. Consequently, State Street has maintained a supplemental retirement plan, the MSRP, designed to provide affected employees the benefits that would be payable under the Retirement Plan but for the limitations imposed by the Internal Revenue Code. The MSRP was frozen in the same manner as described above for the Retirement Plan.

State Street also maintains the ESRP, which provided officers at the Executive Vice President level with additional retirement benefits to encourage their continued employment. The ESRP provides two separate benefit components: the ESRP-DB, which was substantially frozen effective January 1, 2008 and completely frozen as of December 31, 2017, and a defined contribution component (ESRP-DC), which was frozen effective January 1, 2017 with the exception of Mr. Carp whose ESRP-DC benefit continues based upon the terms of his employment agreement. For additional details about the ESRP-DC, refer to the "2019 Nonqualified Deferred Compensation" table below. Officers became eligible to participate in the ESRP-DB upon their appointment to an eligible position. As of December 31, 2019, only Mr. Carp was credited with benefits under the ESRP-DB. In general, the ESRP-DB (when expressed as a life annuity commencing at age 65) accrued at the annual rate of 2.5% of eligible earnings (generally base salary plus incentive compensation), up to a maximum of 50% of eligible earnings. This formula benefit is offset by pension benefits from State Street or other sources, including a former employer, but excluding Social Security. For participants who retire early, the defined benefit component is generally reduced by a factor of 3% for each year under the age of 65. If a participant becomes disabled before retirement eligibility, the ESRP-DB pays a disability benefit equal to the participant's accrued defined benefit component including offsets, reduced for early retirement age and multiplied by a percentage determined by dividing the sum of the participant's age and years of service by 85. If a participant dies before retirement eligibility, the ESRP-DB pays a death benefit equal to one-half of the benefit calculated under the disability provision. If a participant dies after becoming retirement eligible, the participant's beneficiary will be entitled to a lump sum equal to the actuarial equivalent of 50% of the accrued ESRP-DB benefit amount otherwise payable to the participant as of the date of death, further providing full vesting. In the event of an eligible disability following retirement eligibility, the ESRP-DB pays a disability benefit equal to the participant's otherwise payable accrued benefit as of the date of the eligible disability, actuarially converted to three equal installments. The first installment would be payable by the later of the end of the year or the fifteenth day of the third month coinciding with or following the eligible disability date. The second and third installments would be payable on the first and second anniversaries of the first installment, assuming continued disability eligibility.

Effective January 1, 2008, the ESRP-DB was substantially frozen. However, ESRP-DB benefits continued to receive a 3% index each year as a cost-of-living adjustment through December 31, 2017.

The ESRP-DB requires a participant to attain at least age 53 and have a combined age and service of at least 60 at termination of employment; otherwise, the ESRP-DB benefits are forfeited, except in the event of death or a disability. ESRP-DB benefits vest in three stages: one-third at age 53; two-thirds at age 54; and full vesting at age 55. Vested ESRP-DB benefits are payable in three equal installments on each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. However, outstanding benefits are forfeited if the participant engages in certain competitive activities within two years of termination of employment. Further, ESRP-DB benefits are subject to forfeiture if the participant is terminated for certain willful failures to perform job duties, or for certain willful illegal conduct or gross misconduct.

Based on age and service to State Street as of December 31, 2019, Mr. Carp is fully vested under ESRP-DB early retirement terms resulting in a lump sum value of $8,465,379 if he had retired on December 31, 2019. Mr. Carp is also fully vested under the early retirement terms of the Retirement Plan and MSRP resulting in lump sum values of $16,163 and $11,300, respectively if he retired on December 31, 2019. Mr. Carp would also be eligible for these benefits under the Retirement Plan, MSRP and ESRP-DB in the event of death or if disabled as of December 31, 2019.

2019 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions in Last FY[2] ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions[3] ($)	Aggregate Balance at Last FYE[4] ($)
(a)	(b)	(c)	(d)	(e)	(f)
Ronald P. O'Hanley	$ —	$ —	$ 813	$ —	$ 36,316
Eric W. Aboaf	14,000	11,000	9,661	—	64,960
Francisco Aristeguieta	—	—	—	—	—
Jeffrey N. Carp	103,217	411,054	1,038,044	(10,159)	5,194,337
Andrew J. Erickson	—	—	84,914	—	354,766

(1) Employee deferrals under the Management Supplemental Savings Plan (MSSP).

(2) Employer matching contributions made under the MSSP for Messrs. Aboaf and Carp and ESRP-DC contributions in 2019 for the 2018 plan year for Mr. Carp. These amounts are included in the Summary Compensation Table above. Does not include $400,023 in ESRP-DC employer contributions for the 2019 plan year that were awarded in February 2020.

(3) Employer adjustment for tax withholding obligations on the portion of the ESRP-DC that vested during 2019.

(4) Includes each NEO's outstanding combined MSSP and ESRP-DC plan balances. Of the total amounts shown in this column, which are further broken out by plan in the table below, MSSP employer contributions of $11,250 for Mr. O'Hanley, $22,250 for Mr. Aboaf and $22,750 for Mr. Carp and ESRP-DC employer contributions of $1,000,130 for Mr. Carp have been reported in the Summary Compensation Table in this proxy statement and prior years' proxy statements.

Defined Contribution Aggregate Balances as of December 31, 2019

Name	Aggregate Balance at Last FYE		
	MSSP	ESRP-DC[A]	Total
Ronald P. O'Hanley	$ 36,316	$ —	$ 36,316
Eric W. Aboaf	64,960	—	64,960
Francisco Aristeguieta	—	—	—
Jeffrey N. Carp	2,778,362	2,415,975	5,194,337
Andrew J. Erickson	—	354,766	354,766

(A) ESRP-DC for Mr. Carp includes $1,596,562 in deferred cash and 10,359 shares of State Street common stock with a total value of $819,413 based on the closing price of our common stock on the NYSE on December 31, 2019 ($79.10). ESRP-DC balance for Mr. Erickson is comprised of deferred cash only.

State Street maintains the MSSP for designated highly compensated, or managerial employees, which includes the NEOs, excluding Messrs. Aristeguieta and Erickson, who are on the Hong Kong payroll and are not eligible for the MSSP. The MSSP provides eligible employees with savings and Company matching contribution opportunities beyond the Internal Revenue Code limits imposed under the tax qualified Salary Savings Program (SSP). Under the MSSP, eligible employees may elect, prior to the beginning of a year, to defer (a) from 1% to 50% of base salary for the year, and/or (b) a percentage, from 5% to 100% of otherwise immediately payable annual cash-based incentives (net of FICA withholding).

State Street matched all deferrals made under the MSSP for 2019 up to a maximum of 5% of a participant's MSSP match-eligible compensation, comprising the lesser of (i) base salary plus immediately payable annual cash-based incentive compensation or (ii) $500,000, in either case reduced by the applicable Internal Revenue Code cap on annual compensation ($280,000 in 2019).

MSSP participants have several time and form of payment options for their deferrals. They may elect to receive a lump sum payment either (i) on the first business day of the month following the six-month anniversary of the participant's termination of employment, or (ii) on a specified date that falls at least three years from the election date; if however, termination of employment occurs before the specified date, the lump sum is paid pursuant to (i) above. Participants may also elect to receive deferrals in installments over two to ten years commencing on the six-month anniversary of the participant's termination of employment. Participants may change distribution elections consistent with limitations set forth in the MSSP and tax rules applicable to nonqualified deferred compensation. Matching and historical performance-based credits are automatically paid in a lump sum on the first day of the month following the six-month anniversary of the participant's termination of employment. A participant's account is payable in a lump sum upon death or disability. A participant who experiences a severe and unanticipated financial need may request a withdrawal of amounts deferred under the plan subject to certain restrictions.

The ESRP-DC, which was generally frozen effective January 1, 2017, provided an annual $200,000 of deferred cash to eligible participants and an additional $200,000 grant of DSAs that receive dividends to Management Committee members, delivered through State Street's equity incentive plan for each applicable year. With the exception of Mr. Carp, no defined contribution credits (neither deferred cash or DSAs) were made for the 2015 and 2016 compensation years to the NEOs. Prior to the 2015 compensation year, Mr. Erickson received ESRP-DC deferred cash awards. Based upon Mr. Carp's employment agreement, he has received annual defined contribution credits in the amount of $200,000 and additional $200,000 ESRP DSA grants, rounded up to the nearest whole share, under State Street's equity incentive plan for plan years 2014, 2016, 2017, 2018 and 2019 and for plan year 2015 Mr. Carp received his annual defined contribution credits all in deferred cash. Refer to "Defined Contribution Aggregate Balances as of December 31, 2019" table footnote 4 above for the ESRP-DC aggregate balances and footnote (A) for the balance of DSAs attributable to the ESRP-DC.

All ESRP-DC benefits are subject to retirement eligibility and vesting. The ESRP-DC requires a participant to attain age 53 and have a combined age and service of at least 60 at termination of employment; otherwise, the ESRP-DC benefits are forfeited, except in the event of death or a disability. ESRP-DC benefits vest in three stages: one-third at age 53; two-thirds at age 54; and full vesting at age 55. Vested ESRP-DC benefits are payable in three equal installments with payments on the first day of the month coinciding with or following each of the six-month, one-year and two-year anniversaries of the participant's termination of employment. However, outstanding ESRP-DC benefits are forfeited if the participant engages in certain competitive activities within two-years of termination of employment. Further, ESRP-DC benefits are subject to forfeiture if the participant is terminated for certain willful failures to perform job duties, or for certain willful illegal conduct or gross misconduct.

Based on age and service to State Street as of December 31, 2019, Mr. Carp is eligible for ESRP-DC early retirement and is fully vested. Mr. Carp would receive $2,815,975 under the ESRP-DC if he had retired on December 31, 2019. Mr. Erickson is not vested in his ESRP-DC, based on age and service to State Street, as of December 31, 2019.

A book-keeping account is maintained for each participant in the MSSP and for each participant with ESRP-DC deferred cash. MSSP and ESRP-DC deferred cash holdings reflect increases or decreases based on the performance of notional investments selected by the participant. The U.S. notional investments available for 2019 and the rate of return for the year were as set forth below.

Notional Investment[1]	Rate of Return
MSSP and ESRP-DC Investments	
SSGA U.S. Bond Index Fund	10.32%
Vanguard Prime Money Market Fund	2.24%
SSGA International Index Fund	22.41%
SSGA S&P 500 Index Fund	31.47%
State Street Corporation ESOP Stock Fund	29.64%

(1) Non-US notional funds and rates of return were not provided because these funds have not been selected by our NEO participants.

Potential Payments upon Termination or Change of Control as of December 31, 2019

Shown and described below are certain potential payments that would have been made to an NEO if the NEO's employment had terminated on December 31, 2019 under various scenarios but excluding pension benefits or nonqualified deferred compensation that may be paid to an NEO upon termination as described in the "2019 Pension Benefits" and "2019 Nonqualified Deferred Compensation" sections above. All U.S. severance payments due to individuals identified as "specified employees" following a separation from service are delayed until six-months after separation in accordance with Section 409A of the Internal Revenue Code.

Our NEOs do not receive any payments or continued vesting of deferred incentive awards if their employment is terminated for gross misconduct, and all deferred incentive awards are forfeited if an NEO voluntarily terminates employment prior to reaching age 55 and completing 5 years of service. Only Mr. Carp had satisfied this retirement provision as of December 31, 2019. In addition, all outstanding deferred incentive awards shown below remain subject to our recourse mechanisms described above under the heading "Compensation Discussion and Analysis—Other Elements of Compensation—Adjustment and Recourse Mechanisms." The tables below are intended only for illustrative purposes; the rights and benefits due to any executive upon an actual termination of employment or change of control can only be determined at the time of the payment, based on circumstances then existing and the arrangements then in effect.

Ronald P. O'Hanley	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 184,615	$ 6,224,000
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of DSAs	8,997,230	—	—	5,337,826
Accelerated Vesting and Payment of Performance-based RSUs	—	—	—	9,808,018
Accelerated Vesting and Payment of DVAs	3,513,685	3,513,685	—	3,513,685
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of DSAs	—	8,997,230	8,997,230	—
Continued Vesting and Payment of Performance-based RSUs	5,529,486	5,529,486	5,529,486	—
Continued Vesting and Payment of DVAs	—	—	3,513,685	—
Additional Benefits				
Current Year Incentive Compensation	—	—	3,619,300	2,312,000
Pension Benefit	—	—	—	55,600
Health & Welfare Benefit	6,969	—	3,077	26,670
Other Benefits	66,667	—	—	—
Outplacement	—	—	40,000	40,000
Total Value	18,114,037	18,040,401	21,887,393	27,317,799

Eric W. Aboaf	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 161,538	$ 4,528,000
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of DSAs	3,424,397	—	—	2,280,058
Accelerated Vesting and Payment of Performance-based RSUs	—	—	—	6,150,995
Accelerated Vesting and Payment of DVAs	1,848,762	1,848,762	—	1,848,762
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of DSAs	—	3,424,397	3,424,397	—
Continued Vesting and Payment of Performance-based RSUs	4,533,696	4,533,696	4,533,696	—
Continued Vesting and Payment of DVAs	—	—	1,848,762	—
Additional Benefits				
Current Year Incentive Compensation	—	—	2,074,000	1,564,000
Pension Benefit	—	—	—	55,600
Health & Welfare Benefit	13,403	—	3,414	29,587
Other Benefits	58,333	—	—	—
Outplacement	—	—	40,000	40,000
Total Value	9,878,591	9,806,855	12,085,807	16,497,002

Francisco Aristeguieta	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 162,462	$ 4,224,000
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of DSAs	10,257,055	—	—	10,257,055
Accelerated Vesting and Payment of Performance-based RSUs	—	—	—	3,590,324
Accelerated Vesting and Payment of DVAs	—	—	—	—
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of DSAs	—	10,257,055	10,257,055	—
Continued Vesting and Payment of Performance-based RSUs	3,378,519	3,378,519	3,378,519	—
Continued Vesting and Payment of DVAs	—	—	—	—
Additional Benefits				
Current Year Incentive Compensation	—	—	6,800,000	1,408,000
Pension Benefit	—	—	—	—
Health & Welfare Benefit	12,124	—	2,964	25,690
Other Benefits	58,667	—	—	—
Outplacement	—	—	40,000	40,000
Total Value	13,706,365	13,635,574	20,641,000	19,545,069

Jeffrey N. Carp	Retirement[1][2]	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ —	$ 487,500	$ 4,183,200
Accelerated Vesting of Deferred Incentive Awards					
Accelerated Vesting and Payment of DSAs	—	5,573,228	—	—	3,156,644
Accelerated Vesting and Payment of Performance-based RSUs	—	—	—	—	5,927,595
Accelerated Vesting and Payment of DVAs	—	2,420,269	2,420,269	—	2,420,269
Continued Vesting of Deferred Incentive Awards					
Continued Vesting and Payment of DSAs	5,573,228	—	5,573,228	5,573,228	—
Continued Vesting and Payment of Performance-based RSUs	3,131,015	3,131,015	3,131,015	3,131,015	—
Continued Vesting and Payment of DVAs	2,420,269	—	—	2,420,269	—
Additional Benefits					
Current Year Incentive Compensation	—	—	—	1,910,800	1,441,600
Pension Benefit	—	—	—	—	1,372,055
Health & Welfare Benefit	—	11,706	—	12,097	32,258
Other Benefits	—	54,167	—	—	—
Outplacement	—	—	—	40,000	40,000
Total Value	11,124,512	11,190,385	11,124,512	13,574,909	18,573,621

Andrew J. Erickson	Death[1][3]	Disability[1][4]	Involuntary Termination without Cause[1][5]	Termination in Connection with Change of Control[6]
Cash Severance	$ —	$ —	$ 500,480	$ 3,181,522
Accelerated Vesting of Deferred Incentive Awards				
Accelerated Vesting and Payment of DSAs	2,855,115	—	—	1,867,788
Accelerated Vesting and Payment of Performance-based RSUs	—	—	—	7,264,303
Accelerated Vesting and Payment of DVAs	1,324,108	1,324,108	—	1,324,108
Continued Vesting of Deferred Incentive Awards				
Continued Vesting and Payment of DSAs	—	2,855,115	2,855,115	—
Continued Vesting and Payment of Performance-based RSUs	5,673,289	5,673,289	5,673,289	—
Continued Vesting and Payment of DVAs	—	—	1,324,108	—
Additional Benefits				
Current Year Incentive Compensation	—	—	1,686,933	1,090,281
Pension Benefit	—	—	—	—
Unvested Pension Benefits	—	—	—	354,766
Health & Welfare Benefit	15,148	—	—	30,296
Other Benefits	3,253,278	3,209,432	3,208,565	3,250,531
Outplacement	—	—	15,000	40,000
Total Value	13,120,938	13,061,944	15,263,490	18,403,595

(1) The DSAs, unearned performance-based RSUs and DVAs shown in the columns for Retirement, Death, Disability and Involuntary Termination without Cause are valued as follows:

- *DSAs:* Represents the value of DSAs and 2017 performance-based RSUs (which were earned at 107.7% of target) based on the closing share price of our common stock on the NYSE on December 31, 2019 ($79.10).

- *Performance–based RSUs:* Represents the estimated value of unearned performance-based RSUs granted in 2018 and 2019 based on Company ROE performance and pre-tax margin performance, as applicable, through December 31, 2019 and performance at 100% of target for future years based on the closing share price of our common stock on the NYSE on December 31, 2019 ($79.10). The percent at which these awards will actually be earned will be determined at the end of the three-year performance period.

- *DVAs:* Represents the value of outstanding DVAs as of December 31, 2019.

- All outstanding DSAs, performance-based RSUs and DVAs include post-termination restrictive covenants concerning: non-competition, for a period of 12 months for those subject to U.S. laws (Messrs. O'Hanley, Aboaf and Carp) and six months for those subject to Hong Kong laws (Messrs. Aristeguieta and Erickson); non-solicitation for a period of six months for those subject to U.S. laws (Messrs. O'Hanley, Aboaf and Carp); and ongoing obligations of confidentiality and non-disparagement for all NEOs.

(2) Retirement: For purposes of the deferred awards (DSAs, performance-based RSUs and DVAs), a qualifying retirement requires attainment of age 55 and completion of 5 years of service at State Street.

- *Deferred awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs with qualifying retirement provisions and outstanding DVAs. These awards all continue to vest according to their original terms.

(3) Death:

- *Deferred awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs and outstanding DVAs. The vesting of DSAs and DVAs accelerates upon death, while unearned performance-based RSUs continue to vest according to their original terms.

- *Health & welfare benefit:* State Street will bear the full cost of health and welfare insurance for the NEO's spouse/ domestic partner and/ or dependents for a one-year period if the NEO and family were participating in State Street's health and welfare plans at the time of death.

- *Other benefits:* State Street pays salary continuation of one month's base pay to the spouse/ domestic partner or the deceased NEO's estate. Also includes estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes are due and exceed his estimated home country taxes.

(4) Termination due to Disability:

- *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, unearned performance-based RSUs and outstanding DVAs. Vesting is accelerated for DVAs on disability while DSAs and performance-based RSUs continue to vest according to their original terms.

- *Other benefits:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes are due and exceed his estimated home country taxes.

(5) Involuntary Termination without Cause: Our NEOs are covered by State Street's U.S. severance plan, with the exception of Mr. Erickson who is covered by the Hong Kong severance plan. The U.S. and Hong Kong severance plans provide benefits to all eligible employees upon specified involuntary separations from service due to an organizational change, such as a reduction in force. Both the U.S. and Hong Kong severance plans require employees to execute a separation agreement and release acceptable to State Street in order to receive benefits under the plan. Amounts above assume a qualifying termination of employment on December 31, 2019. For these purposes, the severance amounts are not discounted for payment over time and health and welfare benefits are valued at 2019 rates.

- *Cash severance:* The U.S. severance plan provides for a cash payment amount equal to a specified number of weeks of base salary based on employment title. These severance benefits are subject to the employee's compliance with restrictive covenants that are determined at the time of separation, but typically include non-solicitation for a period of six months following termination and an ongoing obligation of confidentiality and non-disparagement. For all eligible U.S. employees who hold an Executive Vice President title, including our NEOs, the plan provides for a severance period equal to three weeks of base salary per completed year of service with a minimum of 12 weeks of base pay and a maximum of 52 weeks of base salary. The Hong Kong severance plan provides eligible employees with a severance period equal to one month of base pay per completed year of service with a maximum of 12 months of base salary.

- *Deferred incentive awards:* Service-based restrictions lapse on outstanding DSAs, performance-based RSUs and DVAs. These awards all continue to vest according to their original terms.

- *Current year incentive compensation:* Employees, including our NEOs, are also eligible to receive an additional lump sum cash severance payment equal to 50% of the employee's prior year incentive compensation award for a termination occurring on December 31, 2019. As a result, with the exception of Mr. Aristeguieta, the tables above include an amount equal to 50% of the NEO's prior year incentive compensation award, based on the assumed December 31, 2019 termination date. Current year incentive compensation for Mr. Aristeguieta reflects the 2019 incentive compensation in his offer of employment, based on the assumed December 31, 2019 termination date.

- *Health & welfare benefit:* The U.S. severance plan provides for continued participation in State Street's health and welfare benefit plan for the severance period at active employee rates and with continued coverage after the severance period, paid in full by the employee, subject to timely enrollment in COBRA. In Hong Kong, health and welfare benefits end when the employee is terminated.

- *Other benefits:* Estimated tax equalization payments to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes are due and exceed his estimated home country taxes.

- *Outplacement:* Personal outplacement services by a third-party provider. The Hong Kong outplacement services are limited in scope.

(6) Termination in Connection with Change of Control: Calculations assume a change of control occurred on December 31, 2019 and a qualifying termination of employment entitling the NEO to the specified benefits occurred on that date (double–trigger mechanism). For a detailed description of payments and benefits under a termination in connection with change of control refer to the "Change of Control" section below.

- *Cash Severance:* a lump sum payment equal to two times the sum of base salary and the prior year's cash-based incentive (immediate cash and DVAs), subject to a maximum of $10 million. For Mr. Aristeguieta, the prior year's cash-based incentive is equal to 200% of his base salary. Severance is reduced in the event that reducing parachute payments to the 280G safe harbor level would result in a higher after-tax payment. Assuming a change of control occurred on December 31, 2019, no NEO had a severance reduction upon a qualifying termination of employment.

- *DSAs:* Service-based restrictions lapse on outstanding DSAs and vesting is accelerated. The value of DSAs is based on the closing share price of our common stock on the NYSE on December 31, 2019 ($79.10).

- *Performance-based RSUs:* Service-based restrictions lapse on performance-based RSUs and vesting is accelerated. The estimated value of performance-based RSUs is calculated as follows:

  i)   Performance-based RSUs granted in 2017 is based on actual Company ROE performance for 2017 and 2018 and 100% of target for 2019.

  ii) Performance-based RSUs granted in 2018 is based on actual Company ROE performance for 2018 and 100% of target for 2019 and 2020.

  iii) Performance-based RSUs granted in 2019 is based on 100% of target.

- Performance-based RSUs granted in 2017, 2018 and 2019 are valued using an "adjusted fair market value" ($80.36), which is the highest average of the reported daily high and low prices per share of our common stock on the NYSE during the sixty (60)-day period prior to the first date of actual knowledge by the Board of the circumstances that resulted in a change in control, which is assumed to be December 31, 2019.

- *DVAs:* Service-based restrictions lapse on outstanding DVAs and vesting is accelerated.

- *Current year incentive compensation:* The prior year's cash-based incentive award (immediate cash and DVA) paid to each NEO in March 2019 for the 2018 performance year, except for Mr. Aristeguieta who joined State Street in July 2019. Current year incentive compensation for Mr. Aristeguieta reflects 200% of his base salary.

- *Pension benefit:* A lump sum payment equal to two times State Street's annual contributions to the defined contribution retirement plans applicable to the NEO. Mr. Carp also receives an additional ESRP-DB value for two years of aging captured in an early retirement subsidy.

- *Unvested pension benefit:* The enhancement to any pension benefit otherwise owed to an executive would be paid as a lump sum (ESRP-DB and ESRP-DC).

- *Health & welfare benefit:* Continued employee health and welfare benefits for two years after the date of termination.

- *Other benefits:* Represents the estimated tax equalization payment to be made for awards granted to Mr. Erickson during his international assignment for which host country taxes are due and exceed his estimated home country taxes.

- *Outplacement:* Personal outplacement services by a third-party provider.

The change of control agreements include restrictive covenants concerning non-solicitation for a period of 18 months following termination, and ongoing obligations of confidentiality, cooperation and non-disparagement.

Change of Control

State Street has entered into change-of-control agreements with each of our NEOs. Each agreement has a two-year term that automatically extends for an additional year at the end of each calendar year, unless State Street gives notice of nonrenewal with at least 60 days' advance notice. The agreements become effective upon a change of control of State Street or upon a termination of employment arising in connection with or in anticipation of such change of control. A change of control is defined to include:

- The acquisition of 25% or more of our outstanding stock;

- The failure of incumbent directors (or their designated successors) to constitute a majority of the Board of Directors;

- A reorganization, merger, consolidation, sale or other disposition of all or substantially all of our assets in which State Street shareholders do not retain a majority of the voting power of the surviving or successor corporation and incumbent directors do not constitute a majority of the Board; or

- Approval by shareholders of a complete liquidation or dissolution of the Company.

Each agreement provides for two years of continued employment after a change of control on terms commensurate with those previously in effect, including base salary at an unreduced rate and minimum incentive compensation set at the prior year's cash-based incentive (immediate cash and DVAs). For Mr. Aristeguieta, the prior year's cash-based incentive is equal to 200% of his base salary. Each agreement also provides for two years of continued participation in savings, health and welfare benefit, fringe benefit and retirement plans, and payment of legal fees in connection with the enforcement of the NEO's rights under the agreement.

The agreements also provide our NEOs with the payment of accrued salary and benefits, including a pro-rated incentive compensation amount based on the prior year's cash-based incentive (i.e., immediate cash and DVAs, except that for Mr. Aristeguieta, the prior year's cash-based incentive is equal to 200% of his base salary) upon death or termination due to disability during the employment period following a change of control, and for additional severance benefits as summarized below upon the cessation of employment under a double-trigger mechanism. This mechanism requires the occurrence of both a change of control and either the termination of employment without cause or by the NEO for good reason during the two-year period.

The severance benefits provided include: (1) a lump sum payment equal to two times the sum of base salary and the prior year's cash-based incentive (i.e., immediate cash and DVAs, except that for Mr. Aristeguieta, the prior year's cash-based incentive is equal to 200% of his base salary), subject to a maximum of $10 million; (2) a lump sum payment equal to two times State Street's contributions to the defined contribution retirement plans applicable to the NEO; (3) in the case of NEOs who are eligible to participate in State Street's frozen qualified and supplemental defined benefit plans, a lump sum payment equal to the actuarial value of the incremental benefit that the NEO would have received under such plans had he or she remained employed for two years after the date of termination; (4) continued employee health and welfare benefits for two years after the date of termination; (5) outplacement services; and (6) to the extent not already vested, immediate vesting in benefits under the ESRP.

Each agreement provides that, in the event change-of-control benefits would exceed 110% of the maximum amount that the NEO can receive without any of the payments being subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (the golden parachute excise tax), then the value of such benefits shall be either (i) subject to a cutback or (ii) delivered in full, whichever of the foregoing provides the executive the greatest benefit on an after-tax basis (with the NEO required to pay the golden parachute excise tax). If benefits are below the 110% threshold, the NEO would be subject to an automatic cutback to the extent necessary to assure that the change-of-control benefits are not subject to the golden parachute excise tax.

State Street's DVAs, DSAs and performance-based RSUs also provide for accelerated vesting under a double-trigger mechanism. On or prior to the first anniversary of a change of control, vesting is accelerated following either a termination of employment without cause or by the NEO for good reason. Performance-based RSUs convert into State Street common stock at the following rates in the case of a change of control occurring prior to the end of the three-year performance period: (i) 100% in the case of a change of control in the first year, (ii) in the second year, at the rate obtained by averaging the actual results for the first year and 100% for each of the second and third years and (iii) in the third year, at the rate obtained by averaging the actual results for each of the first two years and 100% for the third year.

Item 2 – Approval of Advisory Proposal on Executive Compensation

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 2 on your proxy card)**

The Board of Directors recommends that shareholders approve the advisory proposal on executive compensation set forth below. Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the approval of this advisory proposal. We believe that shareholder feedback on executive compensation is important and have provided shareholders the opportunity to vote annually on an advisory executive compensation proposal since 2009. Over the past several years shareholders have consistently approved the "say-on-pay" vote, and in 2019, over 90% of the votes cast supported the proposal.

State Street develops and implements a compensation program for our NEOs and other executive officers which aims to:

- attract, retain and motivate superior executives and drive strong leadership behaviors

- reward those executives for meeting or exceeding individual and company financial and business objectives

- drive long-term shareholder value and financial stability

- align incentive compensation with the performance results experienced by our shareholders through the use of significant levels of deferred equity-based compensation

- provide equal pay for work of equal value

- achieve the preceding goals in a manner aligned with sound risk management and our corporate values

For each NEO, the Human Resources Committee determines the appropriate level of total compensation for the year. This determination is based on a subjective evaluation of many factors, including corporate performance, individual performance and market, regulatory and shareholder considerations. Along with the "say-on-pay" advisory proposal, we also engage with several of our largest shareholders to receive their perspectives on our compensation programs and governance practices. For 2019, we engaged or requested engagement with shareholders representing more than half of our outstanding common stock. Our compensation practices for NEOs, including the framework used by the Human Resources Committee in evaluating and making 2019 compensation decisions, are described above under the heading "Compensation Discussion and Analysis."

The advisory proposal is provided in accordance with Section 14A of the Securities Exchange Act of 1934, or the Exchange Act, and is non-binding. The outcome of this advisory proposal does not overrule any decision by, create or imply any change to the fiduciary duties of, or create or imply any additional fiduciary duties for State Street or the Board of Directors (or any of its committees). Though the vote is non-binding, the Human Resources Committee will take into account the outcome of the vote on this advisory proposal when considering future executive compensation arrangements.

The text of the proposal presented for your approval is as follows:

VOTED: That the compensation of State Street's executives, as disclosed pursuant to the SEC's compensation disclosure rules, as set forth in this proxy statement under the heading "Executive Compensation," including the Compensation Discussion and Analysis, the compensation tables and related material, is approved; provided, that, this resolution shall not be binding on State Street's Board of Directors or any of its committees and may not be construed as overruling any decision by the Board of Directors or any of its committees.

Examining and Audit Committee Matters

Examining and Audit Committee Pre-Approval Policies and Procedures

State Street's Examining and Audit Committee has established pre-approval policies and procedures applicable to all services provided by State Street's independent registered public accounting firm, pursuant to which the Committee reviewed for approval each particular service expected to be provided. In connection with that review, the Committee is provided with detailed information so that it can make well-reasoned assessments of the impact of the services on the independence of the independent auditor. Pre-approvals could include pre-approved cost levels or budgeted amounts or a range of cost levels or budgeted amounts. Pre-approval is also required for substantive changes in terms, conditions and fee arrangements resulting from changes in the scope, structure or other items. The pre-approvals include services in categories of audit services, audit-related services, tax services and other services permissible under the SEC's auditor independence rules. The services shown in the table below were approved by the Committee in accordance with these pre-approval policies and procedures.

Audit and Non-Audit Fees

Ernst & Young LLP, or EY, was State Street's independent registered public accounting firm for each of the fiscal years ended December 31, 2019 and December 31, 2018. Fees incurred by State Street and its subsidiaries for professional services rendered by EY with respect to 2019 and 2018 were as follows:

Description (In millions)	2019	2018
Audit Fees	$14.2	$16.2
Audit-Related Fees	15.2	14.8
Tax Fees	5.8	5.3
All Other Fees	0.0	0.0

Services provided under Audit Fees primarily included statutory and financial statement audits, the requirement to opine on the design and operating effectiveness of internal control over financial reporting and accounting consultations billed as audit services. Services provided under Audit-Related Fees consisted principally of reports on the processing of transactions by servicing organizations, non-statutory audits and due diligence procedures. Services provided under Tax Fees consisted principally of compliance and corporate tax advisory services.

In addition to the services described above, EY provides audit and tax compliance services to certain mutual funds, exchange-traded funds, or ETFs, and foreign-based private investment funds for which State Street is the sponsor and investment adviser or manager. The mutual funds and ETFs have boards of directors or similar bodies that make their own determinations as to selection of the funds' audit firms and approval of any fees paid to such firms. In the case of certain foreign-based private investment funds, State Street participates in the selection of the audit firm to provide the audit and tax compliance services. All of the fees for such services are paid by the mutual funds, ETFs and foreign-based private investment funds—not by State Street—and are not included in the table above.

Report of the Examining and Audit Committee

The Examining and Audit Committee consists entirely of members who meet the independence requirements of the listing standards of the NYSE and the rules and regulations of the SEC, as determined by the Board of Directors. Further, all of the members of the Committee are financially literate, based upon their education and experience, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Board has determined, based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant, that each member of the Committee satisfies the definition of "audit committee financial expert," as set out in the rules and regulations under the Exchange Act, and has accounting or related financial management expertise, as such qualification under the listing standards of the NYSE is interpreted by the Board. The Committee furnishes the following report:

On behalf of State Street's Board, the Committee oversees the operation of a system of internal control designed to ensure the integrity of State Street's financial statements and reports, compliance with laws, regulations and corporate policies and the qualifications, performance and independence of State Street's independent registered public accounting firm. Additionally, the Committee oversees the Company's efforts to promote and advance a culture of compliance and ethical business practices including the Company's efforts to identify, manage and eliminate material conduct and reputational issues. It is management's responsibility to prepare State Street's consolidated financial statements and establish and maintain internal control over financial reporting. The role of the independent registered public accountant is to independently audit the consolidated financial statements and effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board or PCAOB.

Consistent with this oversight responsibility, the Committee has reviewed and discussed with management the audited consolidated financial statements for the year ended December 31, 2019 and their assessment of internal control over financial reporting as of December 31, 2019. EY, State Street's independent registered public accounting firm, issued their unqualified report on State Street's consolidated financial statements and the design and operating effectiveness of State Street's internal control over financial reporting.

The Committee has discussed with EY the matters required to be discussed by applicable requirements of the PCAOB and the SEC. The Committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Committee concerning independence. The Committee has considered whether EY's provision of non-audit services is compatible with its independence.

Based on these reviews and discussions, the Committee recommended to the Board that State Street's audited consolidated financial statements for the year ended December 31, 2019, be included in State Street's annual report on Form 10-K for the fiscal year then ended.

Submitted by,

William C. Freda, Chair
Marie A. Chandoha
Patrick de Saint-Aignan
Lynn A. Dugle
Richard P. Sergel

Item 3 – Ratification of the Selection of the Independent Registered Public Accounting Firm

> **The Board of Directors unanimously recommends that you vote**
> **FOR**
> **this proposal (Item 3 on your proxy card)**

The Board of Directors recommends that shareholders approve the ratification of the selection of the independent registered public accounting firm described below. The Examining and Audit Committee has appointed Ernst & Young LLP as State Street's independent registered public accounting firm for the year ending December 31, 2020. EY has acted as our independent auditor since 1972. We have been advised by EY that it is a registered public accounting firm with the PCAOB and that it complies with the auditing, quality control and independence standards and rules of that Board and the SEC.

Committee Responsibilities and Duties

The Examining and Audit Committee has direct responsibility for the engagement, termination, compensation, retention, evaluation and oversight of the work of our independent registered public accounting firm, including the sole authority for the establishment of pre-approval policies and procedures for all audit and non-audit engagements. The Committee also oversees the integrity of our financial statements and reports and the qualifications, performance and independence of State Street's independent registered public accounting firm. For more information, see the description in this Proxy Statement of the Examining and Audit Committee under the heading "Committees of the Board of Directors".

Committee Considerations and Audit Firm Assessment

In connection with the annual appointment of EY, the Committee undertook a comprehensive assessment and review of EY, and considered among other factors:

- Whether the retention of EY is in the best interests of State Street and its shareholders

- The results of an annual survey prepared by management on the performance of EY

- EY's technical expertise, geographical footprint, knowledge level and quality of service

- The recent performance of EY and the lead audit partner, including quality of communication, competence and responsiveness

- The independence of EY

- Known legal risks and significant proceedings involving EY

- The fees incurred by State Street for the services rendered

In accordance with SEC rules and EY policies, the lead audit partner must be rotated at least every five years. The Committee and the Committee Chair are involved in the selection of the lead audit partner by vetting potential candidates, analyzing candidate qualifications and conducting interviews. The Committee is also consulted regarding the final selection of the lead audit partner.

Recommendation and Voting

The Committee and the Board of Directors believe that the continued retention of EY as our independent registered public accounting firm is in the best interest of State Street and its shareholders. For more information, see the discussion in this proxy statement under the heading "Examining and Audit Committee Matters."

While shareholder ratification of the selection of EY as our independent registered public accounting firm is not required, the Board is submitting the selection of EY to the shareholders for ratification to learn the opinion of shareholders on the selection. Should the selection of EY not be ratified by the shareholders, the Committee will reconsider the matter. Even in the event the selection of EY is ratified, the Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if in its view such a change is in the best interests of State Street and its shareholders. Representatives of EY will be present at the annual meeting to respond to appropriate questions, and they will have the opportunity to make a statement if they desire.

General Information About the Annual Meeting

Questions and Answers About Voting

Why am I receiving these materials?

State Street's Board of Directors is soliciting your vote by proxy at the 2020 annual meeting of shareholders. This proxy statement includes information that we are required to provide to you under the rules of the SEC and is designed to assist you in voting your shares.

Can I access State Street's proxy materials and annual report electronically?

This proxy statement and our annual report, including our audited consolidated financial statements for the year ended December 31, 2019, are available to our shareholders on the Internet. On April 8, 2020, we mailed to our U.S. shareholders as of March 11, 2020, the record date for the annual meeting, a notice containing instructions on how to access these proxy materials online and how to vote. Also on April 8, 2020, we began mailing printed copies of these proxy materials to shareholders that have requested printed copies and to shareholders outside the United States. If you received a notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you request a copy. Instead, the notice instructs you on how to access and review online all of the important information contained in the proxy statement and annual report. The notice also instructs you on how you may submit your vote over the Internet. If you received a notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the notice.

How do I request a printed copy of the proxy materials?

To request a printed copy of the proxy statement, annual report and form of proxy relating to this shareholder meeting or future shareholder meetings, visit *www.proxyvote.com*, call 1-800-579-1639 or send an email to *sendmaterial@proxyvote.com*. You must have available the 16-digit control number from the notice described above.

What is the record date for the meeting?

Our Board of Directors has fixed the record date for the annual meeting as of the close of business on March 11, 2020.

How many votes can be cast by all shareholders?

As of the record date, 352,200,608 shares of our common stock were outstanding and entitled to be voted at the meeting. Each share of common stock is entitled to one vote on each matter.

How do I vote?

If your shares are registered in your name, you may vote online while virtually attending the annual meeting by visiting *www.virtualshareholdermeeting.com/STT2020* or by proxy without attending the meeting. Registered shareholders may also vote by telephone or on the Internet prior to the meeting by following the instructions included with your proxy card or the notice we mailed to you on April 8, 2020. In addition, if you received a printed proxy card, you may mark, sign, date and mail the proxy card you received from State Street in the postage-paid return envelope. If you vote in accordance with any of the available methods, your shares will be voted at the meeting pursuant to your instructions. If you sign and return the proxy card or vote by telephone or on the Internet but do not provide voting instructions on some or all of the proposals, your shares will be voted by the persons named in the proxy card on all uninstructed proposals in accordance with the recommendations of the Board of Directors given below.

If your shares are held in "street name" by a broker, bank or other nominee, that person, as the record holder of your shares, is required to vote your shares according to your instructions. Your bank, broker or other nominee will send you directions on how to vote those shares, which may include the ability to instruct the voting of your shares by telephone or on the Internet prior to the meeting.

If your shares are registered in your name or if your shares are held by a broker, bank or other nominee and you wish to vote online while virtually attending the meeting, you will need to access the live audio webcast of the meeting at *www.virtualshareholdermeeting.com/STT2020* and follow the instructions for shareholder voting.

What are the Board's recommendations on how to vote my shares?

The Board of Directors recommends a vote:

*   Item 1—**FOR** election of the 11 nominees named herein as directors (page 16)

*   Item 2—**FOR** approval of the advisory proposal on executive compensation (page 69)

*   Item 3—**FOR** ratification of the selection of the independent registered public accounting firm (page 72)

Additionally, if other matters are presented at the annual meeting, the persons named in the proxy card as proxy holders are authorized to vote on the additional matters as they determine.

Who pays the cost for soliciting proxies by State Street?

State Street will pay the cost for the solicitation of proxies by the Board. The solicitation of proxies will be made primarily by mail and electronic means. State Street has retained Georgeson Inc. to aid in the solicitation of proxies for a fee of $19,500, plus expenses. Proxies may also be solicited by employees of State Street and its subsidiaries personally, or by mail, telephone, fax or e-mail, without any remuneration to such employees other than their regular compensation. State Street will reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to their principals to obtain authorization for the execution of proxies.

What is householding?

Some banks, brokers and other nominee record holders may be "householding" our proxy statements, annual reports and related materials. "Householding" means that only one copy of these documents may have been sent to multiple shareholders in one household. If you would like to receive your own set of State Street's proxy statements, annual reports and related materials, or if you share an address with another State Street shareholder and together both of you would like to receive only a single set of these documents, please contact your bank, broker or other nominee.

May I change my vote?

If you are a registered shareholder, you may change your vote or revoke your proxy at any time before it is voted by notifying the Secretary in writing, by returning a signed proxy with a later date, by submitting an electronic proxy as of a later date or by virtually attending the meeting and voting online during the meeting. If your shares are held in "street name," you must contact your bank, broker or other nominee for instructions on changing your vote.

What constitutes a quorum?

A majority of the votes entitled to be cast on a matter constitutes a quorum for action on that matter. A share once represented for any purpose at the annual meeting will be deemed present for determination of a quorum for the entire meeting and for any adjournment of the meeting; unless (1) a shareholder attends solely to object to lack of notice, defective notice or the conduct of the meeting on other grounds and the shareholder does not vote the shares or otherwise consent that they are to be deemed present or (2) in the case of an adjournment, a new record date is set for that adjourned meeting. Shares present virtually during the annual meeting will be considered shares represented in person at the meeting.

What vote is required to approve each item?

Since it is an uncontested election of directors at the annual meeting, a nominee for director will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election (Item 1). If the votes cast "against" the nominee's election exceed the votes cast "for" the nominee's election, the nominee will not be elected to the Board of Directors. However, under Massachusetts law, if a nominee that is an incumbent director is not elected to the Board of Directors, that incumbent director will "hold over" in office as a director until his or her successor is elected or until there is a decrease in the number of directors. Under our Corporate Governance Guidelines, in an uncontested election of directors, any incumbent director who does not receive more votes cast "for" his or her election than votes cast "against" his or her election will submit to the Board a letter of resignation for consideration by the Nominating and Corporate Governance Committee. After consideration, that Committee would make a recommendation to the Board on action to be taken regarding the resignation. No such tendered resignation will be deemed effective unless and until it is accepted by action of the Board.

The actions concerning the advisory proposal on executive compensation (Item 2) and the ratification of the selection of the independent registered public accounting firm (Item 3) will be approved if the votes cast "for" the action exceed the votes cast "against" the action. Items 2 and 3 are non-binding proposals.

How is the vote counted?

Votes cast by proxy or at the annual meeting will be counted by the persons appointed by State Street to act as tellers for the meeting.

"Abstentions" and "broker non-votes" are not counted as votes with respect to any of the items to be voted on at the annual meeting.

Stock exchange rules permit a broker to vote shares held in a brokerage account on "routine" proposals if the broker does not receive voting instructions from you. Stock exchange and SEC rules, however, prohibit brokers from voting uninstructed shares in the election of directors and executive compensation matters. Accordingly, of the matters to be voted on at the annual meeting, we believe the only "routine" proposal is the ratification of the selection of the independent registered public accounting firm (Item 3).

Where is the meeting held?

The annual meeting will be conducted via live audio webcast at: *www.virtualshareholdermeeting.com/STT2020*.

Due to the current Coronavirus (COVID-19) public health crisis, the annual meeting of shareholders will be conducted online via live audio webcast. Holding the annual meeting of shareholders in person could pose a risk to the health and safety of our shareholders, employees and directors, and as a result, we have decided to hold the annual meeting virtually. You will be able to participate, submit questions and vote your shares electronically. To do so, you will need to visit *www.virtualshareholdermeeting.com/STT2020* and use the 16-digit control number provided with the voting instructions.

Please allow ample time for the online check-in process. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the login page hosting the virtual meeting.

How do I submit a question at the annual meeting?

If you wish to submit a question on the day of the annual meeting, beginning at 9:00 a.m., Eastern Time on May 20, 2020, you may login and ask a question at *www.virtualshareholdermeeting.com/STT2020*. The annual meeting will be governed by our meeting guidelines posted at *www.virtualshareholdermeeting.com/STT2020* in advance of the meeting. The meeting guidelines will address the ability of shareholders to ask questions during the meeting, including rules on permissible topics, and rules for how questions and comments will be recognized and disclosed to meeting participants.

What happens if the meeting is postponed or adjourned?

Your proxy may be voted at the postponed or adjourned meeting. You will still be able to change your proxy until it is voted.

May I see a list of shareholders entitled to notice of the meeting as of the record date?

A list of our registered shareholders as of the close of business on the record date will be made available to shareholders during the meeting at *www.virtualshareholdermeeting.com/STT2020*. To access such list of registered holders beginning April 10, 2020 and until the meeting, shareholders should email State Street Investor Relations at IR@statestreet.com.

What are my rights as a participant in the Salary Savings Program?

As part of its employee benefits program, State Street maintains a 401(k) plan called the Salary Savings Program, or SSP. If you participate in the SSP and have invested part or all of your account in the Employee Stock Ownership Plan fund, you are considered a named fiduciary and may direct the voting of the State Street Corporation common stock allocated to your account as of the record date.

You may give direction on the Internet, by telephone or by mail. If you do not provide timely direction as to how to vote your allocated share, your allocated share will be voted on the same proportional basis as the shares that are directed by other participants. If a matter arises at the meeting, or such other time as affords no practical means for securing participant direction, the trustee will follow the direction of the Committee designated by the Plan Sponsor, or its designee. Voting of your allocated share will occur as described above unless the trustee or plan administrator (or its designee), as applicable, determines that doing so would result in a breach of its fiduciary duty.

You must direct your vote in advance of the annual meeting so that the trustee, the registered owner of all of the shares held in the SSP, can vote in a timely manner. Regardless of what method you use to direct the trustee, the trustee must receive your direction no later than 11:59 p.m. Eastern Time on May 18, 2020 for your direction to be counted. Your direction will be held in confidence by the trustee. You may not provide this direction at the annual meeting. You may change your direction to the trustee by timely submitting a new direction. The last direction the trustee receives by 11:59 p.m. Eastern Time on May 18, 2020, will be the only one counted. If your direction by mail is received on the same day as the one received electronically, the electronic direction will be followed.

The trustee is providing the annual report, the notice of annual meeting and the proxy statement electronically to SSP participants with State Street stock in the SSP who are active employees and have a State Street-provided e-mail account and Internet access. Instead of receiving these materials in paper form mailed to your home, you will have on-line access to these materials over the Internet, thus expediting the delivery of materials and reducing printing and mailing costs. An e-mail will be sent to all such participants with detailed instructions to access materials and give your direction to the trustee. You may request that paper copies be sent to you, thereby permitting you to send in your direction by mail if you prefer that method. All other participants will receive their materials in the mail.

Other Matters

The Board of Directors does not know of any other matters that may be presented for action at the annual meeting. Under our by-laws, the deadline for shareholders to notify us of any proposals or director nominations to be presented for action at the 2020 annual meeting has passed. Should any other business properly come before the meeting, the persons named on the enclosed proxy will, as stated therein, have discretionary authority to vote the shares represented by such proxies in accordance with their judgment. See the discussion in this proxy statement under the heading "General Information About the Meeting—Questions and Answers About Voting."

Proposals and Nominations by Shareholders

Shareholders who wish to present proposals for inclusion in State Street's proxy materials for the 2021 annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 under the Exchange Act and State Street's by-laws. To be eligible for inclusion in State Street's proxy materials, the shareholder proposals must be received by the Secretary on or before December 9, 2020.

State Street's proxy access provision permits a shareholder, or a group of up to 20 shareholders, to include director nominees in State Street's proxy materials; provided that: (1) the nominating shareholder(s) own a number of shares representing 3% or more of the total voting power of State Street's outstanding shares of capital stock entitled to vote on the election of directors; (2) the nominating shareholder(s) have owned that number of shares continuously for at least 3 years; and (3) the nominating shareholder(s) and their director nominee(s) satisfy the requirements of Article I, Section 7(c) of the by-laws, including its requirement of timely written notice. To be timely, a proxy access notice with respect to the 2021 annual meeting must be delivered to the Secretary no earlier than December 21, 2020 and no later than January 20, 2021 unless the date of the 2021 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2020 annual meeting, in which event Article I, Section 7(c) of the by-laws provides different notice requirements.

Under State Street's by-laws, nominations for directors and proposals of business other than those to be included in State Street's proxy materials as described above may be made by shareholders entitled to vote at the meeting if notice is timely given, contains the information required by the by-laws and such business is within the purposes specified in our notice of meeting. Except as noted below, to be timely, a notice with respect to the 2021 annual meeting must be delivered to the Secretary no earlier than February 19, 2021 and no later than March 21, 2021 unless the date of the 2021 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2020 annual meeting, in which event the by-laws provide different notice requirements.

State Street's by-laws specify requirements relating to the content of the notice that shareholders must provide to the Secretary, including a shareholder nomination for director, to be properly presented at a shareholder meeting.

Any proposal of business or nomination should be mailed to: Office of the Secretary, State Street Corporation, One Lincoln Street, Boston, Massachusetts 02111.

Security Ownership of Certain Beneficial Owners and Management

Beneficial Owners

The table below sets forth the number of shares of common stock of State Street beneficially owned as of the close of business on December 31, 2019 by each person or entity known to State Street to beneficially own five percent or more of our outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	28,525,724[1]	7.8%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	28,325,975[2]	7.7%
Massachusetts Financial Services Company (MFS) 111 Huntington Avenue Boston, MA 02199	23,786,425[3]	6.5%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	23,658,652[4]	6.5%
Longview Partners (Guernsey) Limited PO Box 559 Mill Court La Charroterie St Peter Port Guernsey GY1 6JG	19,337,044[5]	5.4%

(1) This information is based solely on a Schedule 13G filed with the SEC on February 6, 2020 by BlackRock, Inc., in which it reported sole voting power of 24,861,050 shares and sole dispositive power of 28,525,724 shares.

(2) This information is based solely on a Schedule 13G filed with the SEC on February 12, 2020 by The Vanguard Group, in which it reported sole voting power of 540,623 shares, sole dispositive power of 27,717,446 shares, shared voting power of 99,079 shares and shared dispositive power of 608,529 shares.

(3) This information is based solely on a Schedule 13G filed with the SEC on February 14, 2020 by Massachusetts Financial Services Company, in which it reported sole voting power of 21,118,767 shares and sole dispositive power of 23,786,425 shares.

(4) This information is based solely on a Schedule 13G filed with the SEC on February 14, 2020 by T. Rowe Price Associates, Inc., in which it reported sole voting power of 9,160,606 shares and sole dispositive power of 23,626,955 shares.

(5) This information is based solely on a Schedule 13G filed with the SEC on February 11, 2020 by Longview Partners (Guernsey) Limited, in which it reported shared voting power of 11,638,359 shares and shared dispositive power of 19,337,044 shares.

Management

The table below sets forth the number of shares of State Street common stock beneficially owned as of the close of business on March 2, 2020 by (1) each director, (2) the named executive officers as identified in the Summary Compensation Table of this proxy statement and (3) all directors and executive officers as a group. For this purpose, beneficial ownership is determined under the rules of the SEC. As of March 2, 2020, there were 352,465,765 shares of State Street common stock outstanding. On March 2, 2020, each executive officer and director listed below individually, and those individuals as a group, owned beneficially less than 1% of the outstanding shares of common stock.

Name	Amount and Nature of Beneficial Ownership[1]
Eric W. Aboaf	38,812
Francisco Aristeguieta	62,183
Kennett F. Burnes	76,082
Jeffrey N. Carp	154,891
Marie A. Chandoha	2,128
Patrick de Saint-Aignan	31,793
Lynn A. Dugle	10,949
Andrew J. Erickson	33,868
Amelia C. Fawcett	38,204
William C. Freda	12,859
Sara Mathew	5,210
William L. Meaney	5,385
Ronald P. O'Hanley	103,358
Sean O'Sullivan	7,256
Richard P. Sergel	58,862[2]
Gregory L. Summe	83,056
All directors and executive officers as a group (32 persons)	992,370[2][3]

(1) Information in this table includes shares that the individual or group has the right to acquire within 60 days of March 2, 2020. Also included are shares that have vested under the Executive Supplemental Retirement Plan and other deferred retirement benefits: 13,308 shares for Mr. Carp and 31,755 shares for the executive officers as a group, including Mr. Carp. Shares granted to non-management directors vest immediately and are included in the total amounts above, and are not subject to a vesting schedule, even if deferred.

(2) Includes 3,111 shares held by a family member.

(3) Includes 13,755 shares held in trust for which a current executive officer disclaims beneficial ownership except to the extent of their pecuniary interest therein.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires State Street's directors, executive officers and any beneficial owners of more than 10% of our common stock to file reports of ownership and changes in ownership with the SEC. State Street is not aware of any 10% beneficial owners. On November 19, 2019 Joseph L. Hooley filed an untimely Form 4 to report an October 1, 2019 automatic cash settlement of a notional investment based on a dividend reinvestment under the terms of the State Street Corporation Management Supplemental Savings Plan. Based on State Street's review, it believes that all of its directors and officers otherwise complied with all Section 16(a) reporting requirements applicable to them with respect to transactions in 2019.

Notice of Amendment of By-Laws

On February 20, 2020, State Street's Board of Directors amended State Street's by-laws to allow for the removal of any director with or without cause at a meeting of shareholders duly called and noticed for that purpose. The full text of State Street's by-laws, as amended is filed as Exhibit 3.1 to State Street's Current Report on Form 8-K filed with the SEC on February 20, 2020.

Appendix A

Excerpt from State Street's Corporate Governance Guidelines

The Board will have a majority of directors who meet the criteria for independence required by the New York Stock Exchange (NYSE) corporate governance standards. The Board has adopted the following guidelines to assist it in determining director independence in accordance with the NYSE standards. To be considered independent, the Board must determine, after review and recommendation by the Nominating and Corporate Governance Committee, that the director has no direct or indirect material relationship with the Company. The Board has established the following categorical guidelines to assist it in determining independence:

a. A director will not be independent if he or she does not satisfy any of the bright-line tests set forth in Section 303A.02 (b) of the NYSE Listed Company Manual.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if the State Street director or a member of such director's immediate family (as defined in Section 303A of the NYSE Listed Company Manual) is a director or owner of less than a 10% ownership interest of another company (including a tax-exempt organization) that does business with the Company; provided such State Street director is not involved in negotiating the transaction; (ii) if the State Street director or a member of such director's immediate family is a current employee, consultant or executive officer of another company (including a tax-exempt organization) that does business with the Company; provided that, (x) where the State Street director is an employee, consultant or executive officer of the other company, neither the director nor any of his or her immediate family members receives any special benefits as a result of the transaction and (y) the annual payments to, or payments from, the Company from, or to, the other company, for property or services in any completed fiscal year in the last three fiscal years are equal to or less than the greater of $1 million, or two percent of the consolidated gross annual revenues of the other company during the last completed fiscal year of the other company; and (iii) if the State Street director or member of such director's immediate family is a director, trustee, employee or executive officer of a tax-exempt organization that receives discretionary charitable contributions from the Company; provided such State Street director and his or her Immediate Family Members do not receive any special benefits as a result of the transaction; and further provided that, where the director or immediate family member is an executive officer of the tax-exempt organization, the amount of discretionary charitable contributions in any completed fiscal year in the last three fiscal years are not more than the greater of $1 million, or two percent of that organization's consolidated gross revenues in the last completed fiscal year of that organization (in applying this test, State Street's automatic matching of employee charitable contributions to a charitable organization will not be included in the amount of State Street's discretionary contributions).

c. The following commercial relationships will not be considered to be a material relationship that would impair a director's independence: lending relationships, deposit relationships or other banking relationships (such as depository, transfer, registrar, indenture trustee, trusts and estates, private banking, investment management, custodial, securities brokerage, cash management and similar services) between State Street and its subsidiaries, on the one hand, and a company with which the director or such director's immediate family member is affiliated by reason of being a director, employee, consultant, executive officer, general partner or an equity holder thereof, on the other, provided that: (i) such relationships are in the ordinary course of the Company's business and are on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons; (ii) with respect to a loan by the Company to such company or its subsidiaries, such loan has been made in compliance with applicable law, including Regulation O of the Board of Governors of the Federal Reserve and Section 13(k) of the Securities Exchange Act of 1934, such loan did not involve more than the normal risk of collectability or present other unfavorable features, and no event of default has occurred under the loan; and (iii) payments to the Company for property or services (including fees and interest on loans but not including principal repayments) from such company does not exceed the limit provided in (b)(ii) above.

If a relationship is described by the categorical guidelines contained in both paragraphs b. and c. above, it will not be considered to be a material relationship that would impair a director's independence if it satisfies all of the applicable requirements of either paragraph b. or c. For relationships not covered by the categorical guidelines (either because they involve a different type of relationship or a different dollar amount), the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth above. The Company will explain in the next proxy statement the basis for any Board determination that a relationship was immaterial despite the fact that it did not meet the categorical guidelines of immateriality set forth above.

Appendix B

State Street's Governance Standards Relative to the Investor Stewardship Group's (ISG) Corporate Governance Framework

ISG Principle (for U.S. Listed Companies)	State Street's Governance Standards
Principle 1 Boards are accountable to shareholders	• All directors stand for shareholder election annually • Majority voting standard in uncontested director elections, and incumbent directors not receiving majority support must tender their resignation for consideration by the Board • Proxy access for shareholders • Board annually reviews and approves Corporate Governance Guidelines to assist in the exercise of duties and responsibilities. These Guidelines, along with Board committee charters, standards of conduct and other governance information, are posted on State Street's website
Principle 2 Shareholders should be entitled to voting rights in proportion to their economic interest	• One class of common stock, with each share carrying equal voting rights (a "one-share, one-vote" standard)
Principle 3 Boards should be responsive to shareholders and be proactive in order to understand their perspectives	• Process in place for shareholders and interested parties to communicate with Lead Director • Proactive annual shareholder engagement provides feedback to relevant Board committees
Principle 4 Boards should have a strong, independent leadership structure	• Strong independent Lead Director with clearly defined duties that are disclosed to shareholders • Annual public disclosure of the Board's reasoning underlying its leadership structure and affirmation that the current leadership structure is appropriate • All principal Board committees have independent chairs
Principle 5 Boards should adapt structures and practices that enhance their effectiveness	• 10 of 11 director nominees are independent • Directors reflect a diverse mix of industry, regulatory, management, technology, risk and other experience and skills relevant to State Street's businesses and strategies • 4 out of 11 director nominees are women • Active Board refreshment with 6 new directors in the last 5 years • Key Board committees (Examining and Audit Committee; Human Resources Committee; and Nominating and Corporate Governance Committee) are fully independent. State Street also has a Risk Committee, on which the Chairman serves along with 4 independent directors and a Technology and Operations Committee, on which the chairman serves along with 5 independent directors • Annual Board-level assessment of each director's contributions, skills, committee assignments and tenure when analyzing the overall composition and effectiveness of the Board • Board has full and free access to officers and employees • During 2019, each of the incumbent directors attended at least 75% of the total of all meetings of the Board and committees on which the director served during his or her service as a director, and each of the 11 nominees who were then a director attended the 2019 annual shareholder meeting

Principle 6
Boards should develop management incentive structures that are aligned with the long-term strategy of the company
	• Executive compensation program received over 90% shareholder support at the 2019 annual meeting of shareholders
	• Human Resource Committee evaluates corporate performance, individual performance and market, regulatory and shareholder considerations when making total compensation determinations for each member of State Street's Management Committee, which includes all executive officers
	  – Corporate performance is determined by assessing the company's financial performance, achievement of strategic objectives and risk management performance
	  – Individual performance assessments are determined based on the executive's strategic, financial, risk excellence and leadership contributions
	• Corporate and individual performance assessments for Named Executive Officers are described below under the heading "Compensation Discussion and Analysis"

[1] ISG is an investor-led effort that includes some of the largest U.S.-based institutional investors and global asset managers, along with several of their international counterparts. State Street Global Advisors, State Street's investment management line of business, is a member of ISG. The corporate governance framework articulates six principles that ISG believes are fundamental to good corporate governance at U.S. listed companies. The Principles reflect the common corporate governance beliefs of each ISG member and are designed to establish a foundational set of investor expectations about corporate governance practices in U.S. publicly-listed companies.

Appendix C

Reconciliation of Non-GAAP Measures

In addition to presenting State Street's financial results in conformity with U.S. generally accepted accounting principles, or GAAP, management also presents certain financial information on a basis that excludes or adjusts one or more items from GAAP. This latter basis is a non-GAAP presentation. In general, our non-GAAP financial results adjust selected GAAP-basis financial results to exclude the impact of revenue and expenses outside of State Street's normal course of business or other notable items, such as acquisition and restructuring charges, repositioning charges, gains/losses on sales. Management believes that this presentation of financial information facilitates an investor's and the Committee's further understanding and analysis of State Street's financial performance and trends with respect to State Street's business operations from period-to-period, including providing additional insight into our underlying margin and profitability.

Non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, financial measures determined in conformity with GAAP.

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change Amount	%	2018	2019	2019 vs 2018 Change Amount	%
Fee Revenue:												
Total revenue, GAAP-basis	$2,260	$2,260	$4,520	$2,259	$2,368	$4,627	$ 107	2.4%	$ 9,454	$ 9,147	$(307)	(3.2)%
Add: Legal and related	—	—	—	—	—	—			8	—		
Total revenue, excluding notable items	$2,260	$2,260	$4,520	$2,259	$2,368	$4,627	107	2.4%	$ 9,462	$ 9,147	$(315)	(3.3)%
Total Revenue:												
Total revenue, GAAP-basis	$2,932	$2,873	$5,805	$2,903	$3,048	$5,951	$ 146	2.5%	$12,131	$11,756	$(375)	(3.1)%
Add: Legal and related	—	—	—	—	—	—			8	—		
Less: Other income	—	—	—	—	(44)	(44)			—	(44)		
Total revenue, excluding notable items	$2,932	$2,873	$5,805	$2,903	$3,004	$5,907	$ 102	1.8%	$12,139	$11,712	$(427)	(3.5)%
Total Expenses:												
Total expense, GAAP-basis	$2,293	$2,154	$4,447	$2,180	$2,407	$4,587	$ 140	3.1%	$ 9,015	$ 9,034	$ 19	0.2%
Less: Acquisition and restructuring costs	(9)	(12)	(21)	(27)	(29)	(56)			(24)	(77)		
Less: Repositioning charges	—	—	—	—	(110)	(110)			(324)	(110)		
Less: Legal and related	(14)	—	(14)	(18)	(140)	(158)			(42)	(172)		
Total expense, excluding notable items	$2,270	$2,142	$4,412	$2,135	$2,128	$4,263	$(149)	(3.4)%	$ 8,625	$ 8,675	$ 50	0.6%

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change Amount	%	2018[1]	2019	2019 vs 2018 Change Amount	%
Net Income Available to Common Stockholders:												
Net Income Available to Common Stockholders, GAAP-basis	$ 452	$ 537	$ 989	$ 528	$ 492	$1,020	$ 31	3.1%	$ 2,404	$ 2,009	$ (395)	(16.4)%
Less: Acquisition and restructuring costs	9	12	21	27	29	56			24	77		
Less: Repositioning charges	—	—	—	—	110	110			324	110		
Less: Legal and related	14	—	14	18	140	158			50	172		
Less: Other Income	—	—	—	—	(44)	(44)			—	(44)		
Less: Preferred securities redemption[1]	—	—	—	—	22	22			—	22		
Tax impact of notable items	(2)	(3)	(5)	(12)	(25)	(37)			(89)	(42)		
Net Income Available to Common Stockholders, excluding notable items	$ 473	$ 546	$1,019	$ 561	$ 724	$1,285	$ 266	26.1%	$ 2,713	$ 2,304	$ (409)	(15.1)%
Diluted Earnings per Share:												
Diluted earnings per share, GAAP-basis	$ 1.18	$ 1.42	$ 2.60	$ 1.42	$ 1.35	$ 2.77	$ 0.17	6.5%	$ 6.39	$ 5.38	$(1.01)	(15.8)%
Less: Acquisition and restructuring costs	0.02	0.03	0.05	0.06	0.06	0.11			0.05	0.16		
Less: Repositioning charges	—	—	—	—	0.22	0.22			0.65	0.22		
Less: Legal and related	0.04	—	0.04	0.03	0.38	0.41			0.12	0.44		
Less: Other Income	—	—	—	—	(0.09)	(0.09)			—	(0.09)		
Less: Preferred securities redemption[1]	—	—	—	—	0.06	0.06			—	0.06		
Diluted earnings per share, excluding notable items	$ 1.24	$ 1.45	$ 2.69	$ 1.51	$ 1.98	$ 3.48	$ 0.79	29.4%	$ 7.21	$ 6.17	$(1.04)	(14.4)%
Return on Equity:												
Return on Equity, GAAP-basis	8.7%	10.1%	9.4%	9.7%	9.0%	9.4%	0 bps	0.9%	12.1%	9.4%	(270) bps	(22.4)%
Less: Acquisition and restructuring costs	0.2%	0.2%	0.2%	0.5%	0.5%	0.5%			0.1%	0.4%		
Less: Repositioning charges	0.0%	0.0%	0.0%	0.0%	2.0%	1.0%			1.6%	0.5%		
Less: Legal and related	0.2%	0.0%	0.1%	0.3%	2.6%	1.5%			0.3%	0.7%		
Less: Other Income	0.0%	0.0%	0.0%	0.0%	(0.8)%	(0.4)%			0.0%	(0.2)%		
Less: Preferred securities redemption[1]	0.0%	0.0%	0.0%	0.0%	0.4%	0.2%			0.0%	0.1%		
Tax impact of notable items	0.0%	0.0%	0.0%	(0.2)%	(0.4)%	(0.3)%			(0.4)%	(0.1)%		
Return on Equity, excluding notable items	9.1%	10.3%	9.7%	10.3%	13.3%	11.9%	220 bps	22.7%	13.7%	10.8%	(290) bps	(21.4)%

(Dollars in millions, except Earnings per share)	1Q19	2Q19	1H19	3Q19	4Q19	2H19	2H19 vs 1H19 Change		2018[1]	2019	2019 vs 2018 Change	
							Amount	%			Amount	%
Pre-Tax Margin:												
Total Revenue:												
Total revenue, GAAP-basis	$2,932	$2,873	$5,805	$2,903	$3,048	$5,951			$12,131	$11,756		
Add: Legal and related	—	—	—	—	—	—			8	—		
Less: Other Income	—	—	—	—	(44)	(44)			—	(44)		
Total revenue, excluding notable items	$2,932	$2,873	$5,805	$2,903	$3,004	$5,907			$12,139	$11,712		
Provision of loan losses	4	1	5	2	3	5			15	10		
Total Expenses:												
Total expense, GAAP-basis	$2,293	$2,154	$4,447	$2,180	$2,407	$4,587			$ 9,015	$ 9,034		
Less: Acquisition and restructuring costs	(9)	(12)	(21)	(27)	(29)	(56)			(24)	(77)		
Less: Repositioning charges	—	—	—	—	(110)	(110)			(324)	(110)		
Less: Legal and related	(14)	—	(14)	(18)	(140)	(158)			(42)	(172)		
Total expense, excluding notable items	$2,270	$2,142	$4,412	$2,135	$2,128	$4,263			$ 8,625	$ 8,675		
Income before tax expense, excluding notable items	$ 658	$ 730	$1,388	$ 766	$ 873	$1,639			$ 3,499	$ 3,027		
Income before tax expense, GAAP- basis	$ 635	$ 718	$1,353	$ 721	$ 638	$1,359			$ 3,101	$ 2,712		
Pre-tax Margin:												
Pre-tax Margin, GAAP-basis	21.7%	25.0%	23.3%	24.8%	20.9%	22.8%	(50) bps	(2.0)%	25.6%	23.1%	(250) bps	(9.9)%
Less: Acquisition and restructuring costs	0.3%	0.4%	0.4%	1.0%	1.0%	1.0%			0.2%	0.7%		
Less: Repositioning charges	0.0%	0.0%	0.0%	0.0%	3.6%	1.9%			2.7%	0.9%		
Less: Legal and related	0.5%	0.0%	0.2%	0.6%	4.7%	2.7%			0.3%	1.5%		
Less: Other Income	0.0%	0.0%	0.0%	0.0%	(1.1)%	(0.7)%			0.0%	(0.4)%		
Pre-tax Margin, excluding notable items	22.5%	25.4%	23.9%	26.4%	29.1%	27.7%	380 bps	16.0%	28.8%	25.8%	(300) bps	(10.5)%

(1) We redeemed all outstanding Series E noncumulative perpetual preferred stock on December 15, 2019 at a redemption price of $750 million ($100,000 per share equivalent to $25.00 per depositary share) plus accrued and unpaid dividends. The difference between the redemption value and the net carrying value of $22 million resulted in an EPS impact of approximately ($0.06) per share in 2019.

Reconciliation of Non-GAAP 3 year average Return on Equity (ROE) - for 2017-2019 Performance-based RSUs

2017-2019 ROE - 3 year average, GAAP basis	10.70%
Less: Pre-established performance-based RSU adjustments:	
Tax law changes	0.20%
Acquisitions and dispositions	(0.07)%
Merger and integration expenses	0.13%
Restructuring expenses	0.51%
Security issuances/ redemptions expense	(0.01)%
Legal and regulatory – matters arising from prior periods	0.31%
2017-2019 ROE - 3 year average, Adjusted ROE	11.77%

State Street Corporation
One Lincoln Street
Boston, MA 02111-2900